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As filed with the Securities and Exchange Commission on October 2, 2019

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REGISTRATION STATEMENT
UNDER SCHEDULE B
OF
THE SECURITIES ACT OF 1933

THE REPUBLIC OF ITALY
(Name of Registrant)

THE HONORABLE ARMANDO VARRICCHIO
Italian Ambassador to the United States
3000 Whitehaven Street, N.W.
Washington, D.C. 20008
(Name and Address of authorized representative of the Registrant in the United States)

It is requested that copies of notices and communications from the Securities and Exchange
Commission be sent to:

LORENZO CORTE, ESQ.
PRANAV L. TRIVEDI, ESQ.
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street,
Canary Wharf
London E14 5DS
United Kingdom

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Unit(1)	Proposed maximum aggregate offering price(1)	Amount of registration fee

Debt Securities	$3,000,000,000	100%	$3,000,000,000	$389,400

(1)
Estimated solely for purposes of determining the registration fee in accordance with Rule 457(o) of the Securities Act 1933

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine

CROSS REFERENCE SHEET

        The following are cross references between Schedule B of the Securities Act of 1933 and this Prospectus and the Registration Statement:

Schedule B Item	Heading in Prospectus or location in Registration Statement
1.	Cover Page
2.	Use of Proceeds
3.	Public Debt; Tables and Supplementary Information
4.	Public Debt
5.	Public Finance; Recent Developments
6.	Underwriting
7.	Governing Law; Consent to Service
8.	Cover Page of the Prospectus
9.	Cover Page of the Prospectus
10.	Cover Page of the Prospectus
11.	Part II
12.	Validity of the Securities
13.	Exhibit B hereto
14.	Part II

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED OCTOBER 2, 2019

PROSPECTUS

US$

The Republic of Italy

        % Notes due
        % Notes due

The Republic of Italy

         Italy is a foreign sovereign government. It is a founding member of the European Union and one of 19 countries included in the European Economic and Monetary Union.

         The economy of Italy, as measured by 2018 gross domestic product, is the eighth largest in the world.

The Notes

         The Republic of Italy is offering $            in aggregate principal amount of its        % notes due 20    (the "20    Notes"), and        % notes due 20    (the "20     Notes", together with the 20    Notes, the "Notes").

         The Notes will be direct, general and unconditional obligations of the Republic of Italy and will rank pari passu with all other unsecured and unsubordinated obligations of Italy.

         The Notes will contain collective action clauses with provisions regarding future modifications to their terms. Under those provisions, which are described beginning on page 57 of this Prospectus, modifications affecting the reserved matters listed in the Notes, including modifications to payment and other important terms of the Notes, may be made with the consent of the holders of 75% of the aggregate principal amount of the outstanding Notes.

         Interest on the Notes will accrue from            and be payable on            and            of each year, commencing on            and            for the 20    Notes and the 20    Notes, respectively.

         The 20    Notes, and the            Notes will be redeemed at 100% of their principal amount on            , and            , respectively.

         The Notes will be deposited on            (the "Closing Date") with Citibank, N.A. as custodian for, and registered in the name of Cede & Co. as nominee of, The Depository Trust Company ("DTC") for the accounts of its participants including Clearstream Banking, société anonyme and Euroclear Bank S.A./N.V.

Proposed Trading Format

         Application has been made for the Notes to be admitted to the official list and trading on EuroMOT (Mercato Telematico Eurobbligazioni). Application has been made for the Notes to be admitted to the official list and trading on the Regulated Market of the Luxembourg Stock Exchange in accordance with the rules thereof.

	Per 20 Note		Total	Per 20 Note		Total
Public Offering Price(1)		%	$		%	$
Underwriting Discount(2)		%	$		%	$
Proceeds to Italy (before expense)(1)		%	$		%	$

(1)
Plus accrued interest, if any, from and including            .

(2)
Italy has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is                        , 2019.

        No person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus and any other documents incorporated by reference herein do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which they relate or an offer to sell or the solicitation of an offer to buy any such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus and any other documents incorporated by reference herein nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Republic of Italy since the date hereof or that the information contained or incorporated by reference herein is correct as of any time subsequent to its date.

ABOUT THIS PROSPECTUS

        This Prospectus provides you with basic information about Italy and a description of the Notes Italy will offer. Italy has not authorized anyone to provide you with information different from that contained in these documents.

        This Prospectus neither constitutes a prospectus pursuant to Part II of the Luxembourg Prospectus Law implementing the Prospectus Directive nor a simplified prospectus pursuant to Part III of the Luxembourg Prospectus Law. Accordingly, this Prospectus does not purport to meet the format and the disclosure requirements of the Prospectus Directive and Commission Regulation (EC) No. 809/2004 (as amended), and it has not been, and will not be, submitted for approval to any competent authority within the meaning of the Prospectus Directive and, in particular, to the Luxembourg Commission de Surveillance du Secteur Financier, which is the Luxembourg competent authority for the purpose of the Prospectus Directive and one of the competent authorities under the Luxembourg Prospectus Law. The Notes, issued pursuant to this Prospectus, will therefore not qualify for the benefit of the single European passport pursuant to the Prospectus Directive.

        The distribution of this Prospectus and the offering of the Notes in certain jurisdictions may be restricted by law. Persons who come into possession of this Prospectus should inform themselves about and observe any such restrictions. This Prospectus does not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. See "Underwriting."

        Italy accepts responsibility for the information contained in this Prospectus. To the best of the knowledge and belief of Italy (which has taken all reasonable care to ensure that such is the case), the information contained in this Prospectus is in accordance with the facts and does not omit anything likely to affect the import of such information.

        As used in this Prospectus, references to "$", "US$", or "dollars" are to the legal currency of the United States of America.

  Enforcement of civil liabilities

        Italy is a foreign sovereign government. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against Italy. We will irrevocably submit to the jurisdiction of the Federal and State courts in The City of New York and will irrevocably waive any immunity from the jurisdiction of such courts, to the extent permitted by Italian law, but not execution, attachment or process in the nature thereof. We will waive any objection to venue, in connection with any action arising out of or based upon the Notes brought by any holder of the Notes. We reserve the right to plead sovereign immunity under the United States Foreign Sovereign Immunities Act of 1976 with respect to actions brought against it under United States Federal securities laws or any state securities laws. In the absence of a waiver of immunity by Italy with respect to these actions, it would not be possible to obtain a United States judgment in such an action against Italy unless a court were to determine that we are not entitled under the Immunities Act to sovereign immunity with respect to such action. Enforceability in Italy of final judgments of U.S. courts obtained in actions based on the civil liability provisions of the U.S. federal securities laws is subject, among other things, to the absence of a conflicting final judgment by an Italian court or of a previously instituted action pending in Italy among the same parties and arising from the same facts and circumstances and to the Italian courts' determination that the U.S. courts had jurisdiction, that process was appropriately served on the defendant, and that enforcement would not violate Italian public policy. In general, the enforceability in Italy of final judgments of U.S. courts obtained would not require retrial in Italy. In original actions brought before Italian courts, there is doubt as to the enforceability of liabilities based on the U.S. federal securities laws. The Italian courts may enter and enforce judgments in foreign currencies. See also "Description of Debt Securities—Governing Law; Consent to Service."

 FORWARD-LOOKING STATEMENTS

        Forward-looking statements can generally be identified by the use of terms such as "will", "may", "could", "should", "would", "expect", "intend", "estimate", "anticipate", "believe", "continue", "project", "aim" or other similar terms. These forward-looking statements include, but are not limited to, statements relating to:

  •
  Italy's goals and strategies;

  •
  potential changes to Italy's legal and regulatory frameworks at the national, regional or municipal level, as well as changes to the European Union's legal, regulatory, and banking frameworks;

  •
  the expected timing of proposed legislation and Italy's ability to effectively implement such legislation;

  •
  the aims of certain legal, regulatory, and economic measures, and the impact of such measures on Italy's political and macroeconomic results and outlook, including with respect to projected government spending, economic growth, national, regional, municipal or local taxation levels, and deficit reductions;

  •
  expected or potential improvements to Italy's banking system and corporate governance regulations;

  •
  forecasts in respect of Italy's economy, including GDP growth, debt-to-GDP ratios and pension expenditures, as well as Italy's implementation of the related government-designed policies;

  •
  Italy's public finance objectives, macroeconomic and finance indicators forecasts, and the potential financial impact of the 2018 National Reform Programme;

  •
  Italy's ability to reduce its net borrowing, net structural borrowings, primary balances and public debts, and the expected timing of such reductions;

  •
  potential or expected improvements in Italy's capital position and capital ratios;

  •
  Italy's ability to increase its revenues through its proposed privatization program, and the expected timing thereof;

  •
  certain terms of bonds which may be potentially issued by Italy;

  •
  Italy's inclusion in the European Financial Stability Facility and the European Stability Mechanism, Italy's maximum commitment to such programs, and the expected timing of financings to any requesting countries; and

  •
  the availability of funding for European Union members from the European Central Bank, including through its asset-backed securities, covered bonds and euro-denominated securities purchase programs.

Those statements are or will be based on plans, estimates and projections that are current only as of the original date of release by the Italian Government of those budgetary papers and speak only as of the date they are so made. The information included in those budgetary papers may also have changed since that date. In addition, these budgets are prepared for government planning purposes, not as future predictions, and actual results may differ and have in fact differed, in some cases materially, from results contemplated by the budgets or other forward-looking statements. Therefore, those forward-looking statements are not a guarantee of performance and you should not rely on the information in those budgetary papers or forward-looking statements. If the information included in this Prospectus differs from the information in those budgetary papers or forward-looking statements, you should consider only the most current information included in this Prospectus, any amendments hereto and exhibits hereto. Certain figures regarding prior fiscal years have been updated to reflect more recent data that were not previously available. You should read all the information in this Prospectus.

        There are important factors that could cause actual outcomes to differ materially from those expressed or implied in the forward-looking statements. These factors include, but are not limited to:

  •
  External factors, such as:

  •
  interest rates in financial markets outside Italy;

  •
  present and future exchange rates of the Euro;

  •
  the impact of changes in the credit rating of Italy;

  •
  the impact of changes in the international prices of commodities; and

  •
  the international economy, and in particular the rates of growth (or contraction) of Italy's major trading partners, including the United States.

  •
  Internal factors, such as:

  •
  general economic and business conditions in Italy;

  •
  the level of public debt, domestic inflation and domestic consumption;

  •
  the ability of Italy to effect key economic reforms;

  •
  increases or decreases in Italy's labor force participation and productivity;

  •
  the level of budget deficit and investments;

  •
  the strength of the banking sector;

  •
  the level of inventories; and

  •
  the level of foreign direct and portfolio investment.

        Except as otherwise specified, all amounts are expressed in euro ("euro"). See "External Sector of the Economy—Reserves and Exchange Rates—U.S. Dollar/Euro Exchange Rate" for certain information concerning the exchange rate of the euro against the U.S. dollar and certain other currencies. We make no representation that the euro amounts referred to in this Prospectus could have been converted into U.S. dollars at any particular rate.

 DEFINED TERMS AND CONVENTIONS

        We use terms in this Prospectus that may not be familiar to you. These terms are commonly used to refer to economic concepts that are discussed in this Prospectus. Set forth below are some of the terms used in this Prospectus.

  •
  Cross Series Amendment means an amendment involving (i) any series of debt securities or any agreement governing the issuance or administration of such series, and (ii) the debt securities of one or more other series or any agreement governing the issuance or administration of such other debt securities.

  •
  Cross Series Proposal means a proposal or matter for consideration affecting or concerning (i) any series of debt securities or any agreement governing the issuance or administration of such series, and (ii) one or more other series of debt securities or any agreement governing the issuance or administration of such other series of debt securities.

  •
  Encumbrance means any mortgage, charge, pledge, lien or other arrangement creating security other than (i) any Encumbrance on goods or other assets provided to or acquired by Italy and securing a sum of Public External Indebtedness not greater than the purchase price (together with interest and other related charges) of such goods or assets and any related services; or (ii) any Encumbrance securing or providing for the payment of Public External Indebtedness incurred in connection with any Project Financing provided that such Encumbrance applies only to (a) assets which are the subject of such Project Financing or (b) revenues or claims which arise from the operation, failure to meet specifications, exploitation, sale or loss of, or failure to complete, or damage to, such properties.

  •
  Gross domestic product or GDP means the total value of products and services produced inside a country during the relevant period.

  •
  Imports and Exports.  Imports are goods brought into a country from a foreign country for trade or sale. Exports are goods taken out of a country for trade or sale abroad. Data on imports and exports included in this Prospectus are derived from customs documents for non-European Union countries and data supplied by other Member States of the European Union.

  •
  Index Linked Obligation means a debt security that provides for the payment of additional amounts linked to changes in a published index, but does not include a component part of an Index Linked Obligation that is no longer attached to that Index Linked Obligation.

  •
  The unemployment rate is calculated as the ratio of the members of the labor force who register with local employment agencies as being unemployed to the total labor force. "Labor force" means people employed and people over the age of 16 looking for a job. The reference population used to calculate the Italian labor force in this Prospectus consists of all household members present and resident in Italy and registered with local authorities.

  •
  The inflation rate is measured by the year-on-year percentage change in the general retail price index, unless otherwise specified. The European Union harmonized consumer price index ("HICP") is calculated on the basis of a weighted basket of goods and services taking into account all families resident in a given territory. Year-on-year rates are calculated by comparing the average of the twelve monthly indices for the later period against the average of the twelve monthly indices for the prior period.

  •
  Net borrowing or government deficit is consolidated revenues minus consolidated expenditures of the general government. This is the principal measure of fiscal balance for countries participating in the European Economic and Monetary Union and is calculated in accordance with the EU Protocol on Excessive Deficit Procedure, which implements the European System of Accounts ("ESA2010").

  •
  Net borrowing-to-GDP or deficit-to-GDP means the ratio of net borrowing or government deficit to nominal GDP.

  •
  Debt-to-GDP means the ratio of public debt to nominal GDP. Public debt includes debt incurred by the central government (including Treasury securities and borrowings), regional and other local government, public social security agencies and other public agencies.

  •
  Primary balance is net borrowing less interest payments and other borrowing costs of the general government. The primary balance is used to measure the effect of discretionary actions taken to control expenditures and increase revenues.

  •
  Project Financing means any arrangement for the provision of funds which are to be used solely to finance a project for the acquisition, construction, development or exploitation of any assets pursuant to which the persons providing such funds agree that the principal source of repayment of such funds will be the project and the revenues (including insurance proceeds and contractual claims) generated by such project.

  •
  Public External Indebtedness means all indebtedness of Italy in the form of bonds, notes, debentures or other securities issued by Italy on international markets (but for the avoidance of doubt, excluding any such securities issued exclusively in Italy) that are or were intended to be quoted, listed or traded on any securities exchange or other securities market.

  •
  Reserved Matters are:

  •
  change the due date for the payment of the principal, premium or any installment of interest on the outstanding Notes;

  •
  reduce any amount, including any overdue amount, payable on the outstanding Notes;

  •
  change the method used to calculate any amount payable on the outstanding Notes;

  •
  reduce the redemption price for the outstanding debt securities or change any date on which the outstanding Notes may be redeemed;

  •
  change the currency in which interest, premium or principal will be paid or the places at which interest, premium or principal of the outstanding Notes is payable;

  •
  impose any condition on or otherwise modify our obligations to make payments on the outstanding Notes;

  •
  except as permitted by any related guarantee, release any guarantee issued in relation on the outstanding Notes or change the terms of that guarantee;

  •
  except as permitted by any related security agreement, release any collateral that is pledged or charged as security for the payment on the outstanding debt securities or change the terms on which that collateral is pledged or charged;

  •
  change any payment related circumstance under which the outstanding debt securities may be declared due and payable prior to their stated maturity;

  •
  change the seniority or ranking of the outstanding Notes;

  •
  change the governing law provision of outstanding Notes;

  •
  change the courts to the jurisdiction of which we have submitted, our obligation under the fiscal agency agreement or the terms and conditions of the Notes to appoint and maintain an agent for service of process or our waiver of immunity in respect of actions or proceedings brought by any holder based upon a Note;

    •
    change the principal amount of outstanding Notes or, in the case of a Cross Series Amendment and/or Cross Series Proposal, the principal amount of outstanding debt securities of any other series required to approve a proposed amendment in relation to the outstanding debt securities, the principal amount of outstanding debt securities required for a quorum to be present, or the rules for determining whether a debt security is outstanding for these purposes; or

    •
    change the definition of Reserved Matters.

Unless otherwise indicated, we have expressed:

  •
  all annual rates of growth as average annual compounded rates;

  •
  all rates of growth or percentage changes in financial data in constant prices adjusted for inflation; and

  •
  all financial data in current prices.

Amounts included in this Prospectus are normally rounded. In particular, amounts stated as a percentage are normally rounded to the first decimal place. Totals in certain tables of this Prospectus may differ from the sum of the individual items in such tables due to rounding.

Information Sources

        The source for most of the financial and demographic statistics for Italy included in this Prospectus is data prepared by Istituto Nazionale di Statistica, or ISTAT, an independent Italian public agency that produces statistical information regarding Italy (including GDP data), in particular financial and demographic statistics for Italy published in the Annual Report of ISTAT dated May 16, 2018 and appendices thereto (together the "2018 ISTAT Annual Report") and elaborations on such data and other data published in the Annual Report of the Bank of Italy (Banca d'Italia, Italy's central bank) dated May 29, 2018 and appendices thereto (together the "2018 Bank of Italy Annual Report") and in the Annual Report of the Bank of Italy dated May 30, 2019 and appendices thereto (together the "2019 Bank of Italy Annual Report"). We also include in this Prospectus information published by the Statistical Office of the European Communities or Eurostat.

        Certain other financial and statistical information contained in this Prospectus has been derived from other Italian Government sources, including: (i) the economic and financial document of 2018 (Documento di Economia e Finanza 2018), dated April 26, 2018 (the "2018 Economic and Financial Document"), which includes the 2018 stability programme (the "2018 Stability Programme") and the 2018 national reform programme (the "2018 National Reform Programme"); (ii) the update of the 2018 Economic and Financial Document (Nota di Aggiornamento del Documento di Economia e Finanza 2018), dated September 30, 2018 (the "Update of the 2018 Economic and Financial Document"); and (iii) the report on public debt in 2017 (Rapporto sul Debito Pubblico 2017), dated July 26, 2018 (the "2018 Report on Public Debt").

        On April 9, 2019, the Italian Government published the economic and financial document of 2019 (Documento di Economia e Finanza 2019) (the "2019 Economic and Financial Document", which includes the 2019 stability programme (the "2019 Stability Programme") and the 2019 national reform programme (the "2019 National Reform Programme"). On July 26, 2019, the Italian Government published the report on public debt in 2018 (Rapporto sul Debito Pubblico 2018) (the "2019 Report on Public Debt"). On September 30, 2019, the Italian Government published the update of the 2019 Economic and Financial Document (Nota di Aggiornamento del Documento di Economia e Finanza 2019) (the "Update of the 2019 Economic and Financial Document").

Revised National Accounts

        Effective September 2014, ISTAT has adopted a new system of national accounts in accordance with the new European System of National and Regional Accounts (ESA2010) as set forth in European Union Regulation 549/2013. Under ESA2010, all European Union countries apply a uniform methodology and present their results on a common calendar. ESA2010 has introduced several key differences from its predecessor European System of Accounts (ESA95), reflecting certain developments in the methodological and statistical tools widely used at international level to measure modern economies. Unless otherwise provided in this Prospectus, Italy's GDP data were prepared in accordance with the ESA2010 accounting system. For additional information regarding Italy's accounting methodology, see "Public Finance—Accounting Methodology."

        All references herein to "we", "Italy," the "State" or the "Republic" are to The Republic of Italy, all references herein to the "Government" are to the central Government of Italy and all references to the "general government" are collectively to the central Government and local government sectors and social security funds (those institutions whose principal activity is to provide social benefits), but exclude government owned corporations. In addition, all references herein to the "Treasury" or the "Ministry of Economy and Finance" are interchangeable and refer to the same entity.

 DATA DISSEMINATION

        Italy subscribes to the Special Data Dissemination Standard Plus ("SDDS Plus") of the International Monetary Fund ("IMF"), which is designed to improve the timeliness and quality of information of subscribing member countries. The SDDS Plus requires subscribing member countries to provide schedules indicating, in advance, the date on which data will be released (the so-called "Advance Release Calendar"). For Italy, precise dates or "no-later-than-dates" for the release of data under the SDDS Plus are disseminated in advance through the Advance Release Calendar, which is published on the Internet under the IMF's Dissemination Standards Bulletin Board. Summary methodologies of all metadata to enhance transparency of statistical compilation are also provided on the Internet under the IMF's Dissemination Standards Bulletin Board. The Internet website is located at http://dsbb.imf.org. Neither the Italian Government nor any agents acting on behalf of the Italian Government in connection with this Prospectus accepts any responsibility for information included on that website, and its contents are not intended to be incorporated by reference into this Prospectus.

 SUMMARY OF THE OFFERING

Issuer	The Republic of Italy.
Securities Offered	$ principal amount of % Notes due .
$ principal amount of % Notes due .
Maturity Date	for the Notes.
for the Notes.
Redemption Basis	At par. for the Notes.
At par. for the Notes.
Interest Rate	The 20 Notes will bear interest from and including at the rate of %.
The 20 Notes will bear interest from and including at the rate of %.
Interest on the Notes shall be payable semi-annually in arrears in two equal payments.
Interest Payment Dates

On            and            of each year commencing            and on            for the 20            Notes and the 20            Notes, respectively, unless any Interest Payment Date would otherwise fall on a day which is not a Banking Day, in which case the Interest Payment Date shall be the immediately succeeding Banking Day without any interest or other payment as a result of the delay.

Markets	The Notes are offered for sale in those jurisdictions in the United States, Europe and Asia where it is legal to make such offers. See "Underwriting."
Further Issues

Italy may from time to time, without notice to or the consent of the registered holders of the Notes, create and issue further Notes having the same terms as the Notes in all respects (except for the issue price, issue date and the first payment of interest following the issue date of such further Notes) and so that such further Notes shall be consolidated and form a single series with the Notes and shall have the same terms as to status, redemption or otherwise as the Notes.

Listing

Application has been made for the Notes to be admitted to the official list and trading on EuroMOT (Mercato Telematico Eurobbligazioni). Application has been made for the Notes to be admitted to the official list and trading on the Regulated Market of the Luxembourg Stock Exchange in accordance with the rules thereof.

Form and Settlement

The Notes will be issued in the form of one or more global notes, in fully registered form, without coupons, which will be deposited on or about the Closing Date with Citibank N.A., as custodian for, and registered in the name of Cede & Co. as nominee of, DTC. Except as described in this Prospectus, beneficial interests in the global notes will be represented through accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may elect to hold interests in the global notes through DTC in the United States or through Euroclear Bank S.A./N.V. ("Euroclear") and Clearstream Banking, société anonyme ("Clearstream"), in Europe, if they are participants in such systems, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream will in turn hold interests in the global notes as indirect participants in DTC. Except as described in this Prospectus, owners of beneficial interests in the global notes will not be entitled to have Notes registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form and will not be considered holders of the Notes under the Notes or the fiscal agency agreement governing the Notes. See "Description of the Notes—Form, Denomination and Registration."

It is expected that delivery of the Notes will be made, against payment therefor in same-day funds, on or about .
Withholding Tax

Principal of and interest on the Notes are payable by Italy without withholding or deduction for Italian withholding taxes subject to certain exceptions to the extent set forth in this Prospectus under the heading "Description of the Notes—Italian Taxation; Additional Amounts."

Redemption	The Notes will be redeemable by us at our election. If we redeem the Notes under a mandatory redemption provision, we will give not more than 60 days' nor less than 30 days' notice of redemption.
Collective Action Clauses

The Notes will contain provisions regarding voting on amendments, modifications and waivers. These provisions are commonly referred to as collective action clauses and are described more fully in the following sections of the accompanying Prospectus, "Description of the Notes—Meetings and Quorum" and "Description of the Notes—Proposals, Amendments and Waivers."

Governing Law	The Notes will be governed by, and interpreted in accordance with, the laws of the State of New York.

USE OF PROCEEDS

        The aggregate net proceed from this offering will be approximately            . The Italian Government will use net proceeds from the sale of securities for general purposes of the Italian Government, including debt management purposes.

 RECENT DEVELOPMENTS

        The information contained in this section supplements the information about Italy corresponding to the headings below that are contained in this Prospectus. This information is not necessarily indicative of the Italian economy or fiscal results for the full year or any other period. You should read the following discussion of recent developments together with the more detailed information appearing elsewhere in this Prospectus.

REPUBLIC OF ITALY

Area and Population

        Population.    According to ISTAT data, as of December 31, 2018, Italy's resident population was estimated to be approximately 60.391 million, compared to approximately 60.484 million as of December 31, 2017. As of April 30, 2019, Italy's resident population was estimated to be approximately 60.283 million.

        According to ISTAT data, as of December 31, 2018, there were approximately 5.3 million foreigners holding permits to live in Italy, a 2.2 per cent increase from December 31, 2017.

The European Union

        In the European Parliamentary elections held in Italy on May 26, 2019, Lega, a right-wing political party, which is part of the Identity and Democracy coalition, won approximately 34 per cent of the votes increasing significantly the votes won in the 2018 Italian Parliamentary elections. Partito Democratico, a left-wing political party, remained the second largest party with approximately 23 per cent of the votes. Movimento 5 Stelle, which had come first in the 2018 Italian Parliamentary elections, fell to third place with approximately 17 per cent of the votes. These election results did not result in a change in Italy's Government or trigger national elections. For further information relating to the current composition of the European Parliament, see "Republic of Italy—The European Union—The European Parliament".

Government and Political Parties

        Political Parties.    In August 2019, Mr. Matteo Salvini called for a no confidence vote in the Prime Minister following a breakdown in the coalition between Lega and Movimento 5 Stelle. Preempting the no confidence vote, Mr. Giuseppe Conte tendered his resignation to President Sergio Mattarella on August 20, 2019. After nine days of consultations with the main political parties, and following a political agreement between Movimento 5 Stelle and Partito Democratico, on August 29, 2019, Mr. Giuseppe Conte was re-appointed as Prime Minister by President Sergio Mattarella, and was sworn in on September 5, 2019.

THE ITALIAN ECONOMY

General

        Italy's debt-to-GDP ratio increased in 2018 to 131.5 per cent net of euro area financial support and 134.8 per cent gross of euro area financial support, while the primary surplus amounted to 1.5 per cent. Excluding the financial support provided to European Monetary Union ("EMU") countries, the increase from 2017 was of 0.8 percentage points.

        On September 23, 2019, the Bank of Italy announced that Italy's debt-to-GDP ratio had been revised upwards for the previous years, due to a change in the methodology employed to calculate public debt at a European level, as set out in the Manual on Government Deficit and Debt published by Eurostat on August 2, 2019 ("Eurostat Manual"). The methodology change affected how interest on certain non-negotiable notes is accounted for. In Italy, this has mainly affected the accounting treatment of postal savings (Buoni Postali Fruttiferi)("BPF") issued up to 2001. BPFs are bearer instruments payable on demand, on or prior to their maturity date; accrued interest on BPFs is paid on redemption, at the same time as the principal amount. Outstanding BPFs have maturity dates up to 2031 and their holders have up to ten years from the relevant maturity date to redeem BPFs. The Eurostat Manual requires that accrued interest on BPFs be taken into account when calculating their face value, rather than just when BPFs are redeemed. As of December 31, 2018, the outstanding BPFs had an aggregate principal amount and accrued interest of €12.8 billion and €58.2 billion, respectively.

        The effect of the changes introduced by the Eurostat Manual on Italy's public debt figures, as well as the more recent estimates of GDP released by Istat, is set out in the table below.

Debt-to-GDP Ratio

In € millions	2015	2016	2017	2018
Public Debt(1)	2,173,428	2,220,370	2,269,010	2,321,957
As a percentage of GDP(2)	131.6	131.4	131.4	132.2
Increase in Public Debt	65,876	64,885	59,687	58,349
Of which: BPF	60,665	60,676	60,121	58,195
Updated Public Debt Figure	2,239,304	2,285,254	2,328,697	2,380,306
As a percentage of GDP(3)	135.3	134.8	134.1	134.8

(1)
Data as of September 15, 2019.

(2)
ISTAT estimate produced on April 9, 2019.

(3)
ISTAT estimate produced on September 23, 2019.

Source: Bank of Italy and ISTAT.

        Specific accounts were created by the Treasury in 2003 in order to fund BPF redemptions. As of December 31, 2018, approximately €45.5 billion had been set aside on these accounts.

        According to Italy's most recent estimates, Italy's debt-to-GDP ratio, gross of euro area financial support, is expected to reach 135.7 per cent in 2019. In the period 2020 to 2022, debt-to-GDP is expected to contract by 4.3 percentage points to 131.4 per cent.

        In 2018, following a 1.3 per cent average harmonized inflation in 2017, Italy recorded a 1.2 per cent average harmonized inflation as measured by the HICP.

Annual Per Cent Change in Real GDP (2014-2018)

	2014	2015	2016	2017	2018
Italy	0.1	0.9	1.1	1.6	0.9
EU(1)	1.8	2.3	2.0	2.4	2.0
Euro area(2)	1.4	2.1	2.0	2.4	1.9

(1)
The EU represents the 28 countries participating in the European Union.

(2)
The euro area represents the 19 countries participating in the European Monetary Union.

Source: Bank of Italy and Eurostat.

Key Measures related to the Italian Economy

        On April 18, 2019, the Italian Government adopted Law Decree No. 32 (the so-called Decreto Sblocca Cantieri, converted into Law No. 55 of June 14, 2019) (the "Decree Favoring Construction")

aimed at fostering economic growth by reviving public investment. In particular, the Decree Favoring Construction aims at incentivizing investment in public infrastructure and construction sites through several measures designed to facilitate the public procurement process. These measures include the implementation of simplified bidding procedures to counter the difficulties faced by firms, especially smaller sized ones, when participating in public procurement. Moreover, the Decree Favoring Construction includes ad hoc measures aimed, among other things, at facilitating and promoting the reconstruction of those areas of Italy that have been affected by earthquakes, reconstructing the Morandi bridge in Genoa which collapsed on August 14, 2018, and simplifying the authorization process for the construction of waste facilities in Rome.

        On April 30, 2019, the Italian Government adopted Law Decree No. 34 (the so-called "Decreto Crescita") ("Growth Decree") (converted into Law No. 58 of June 28, 2019) aimed at fostering the economic growth of the country. The Growth Decree includes:

  1)
  fiscal measures such as (a) reduced corporate income tax rates; (b) measures allowing companies and professionals to apply a higher base price for capital goods for depreciation purposes; (c) additional deductions on tax payable on real estate; (d) reduced income tax rates for certain categories of Italian citizens moving their tax residence to Italy from abroad;

  2)
  financial measures such as (a) measures intended to simplify the securitization process of non-performing loans; (b) the introduction of simplified investment companies with fixed capital; and (c) simplified regulation for companies operating in the financial technology sector;

  3)
  measures intended to promote private investments such as measures extending the circumstances in which small and medium enterprises (or SME) can access the SMEs Protection Fund; and

  4)
  measures aimed at protecting "made in Italy" including (a) the creation of a fund for venture capital investments into entities that own or license historical Italian brands; and (b) provisions for the protection of Italian products against Italian sounding (i.e. the practice of using names, images, geographical indications or brands reminiscent of Italy in marketing products which have no connections with Italy).

Gross Domestic Product

        In 2018, Italy's GDP increased by 0.9 per cent compared to 2017, mainly due to continued expansion of domestic demand (net of inventories) albeit at a slower rate than in 2017. In the first quarter of 2019, Italy's real GDP increased at a seasonally adjusted rate of 0.1 per cent, compared to the last quarter of 2018, driven by higher consumption expenditure and exports and a lower level of imports. In the second quarter of 2019, Italy's GDP remained stable compared to the previous quarter.

        In the fourth quarter of 2018 and the first quarter of 2019, Italy's GDP decreased by 0.3 per cent and 0.7 per cent compared to the fourth quarter of 2017 and the first quarter of 2018, respectively. This decrease was mainly due to higher uncertainty in global trade and financial markets, which led companies to adopt a more cautious approach for their investments and production strategies. In the second quarter of 2019, Italy's GDP decreased by 0.1 per cent compared to the second quarter of 2018.

        Italy's real GDP increased by 0.1 per cent in the first quarter of 2019 compared to the fourth quarter of 2018 (or 0.5 per cent at an annualised rate), partially offsetting the negative carryover from 2018, and then remained stable during the second quarter of 2019.

        The following table sets forth information relating to nominal (unadjusted for changing prices) GDP and real GDP for the periods indicated.

 GDP Summary

	2014	2015	2016	2017	2018
Nominal GDP (in € millions)(1)	1,621,827	1,652,085	1,689,824	1,727,381	1,756,981
Real GDP (in € millions)(2)	1,542,924	1,557,180	1,574,604	1,601,123	1,614,865
Real GDP % change	0.1	0.9	1.1	1.7	0.9
Population (in thousands)	60,796	60,666	60,589	60,484	60,391

(1)
Nominal GDP (in € millions) calculated at current prices.

(2)
Real GDP (in € millions) at constant euro with purchasing power equal to the average for 2010.

Source: Istat.

        Private Sector Consumption.    In 2018, private sector consumption in Italy increased by 0.6 per cent compared to a 1.4 per cent increase in 2017. This slow-down in the increase of private sector consumption was mainly due to Italian families marginally increasing savings.

        Public Sector Consumption.    In 2018, public sector consumption in Italy increased by 0.2 per cent compared to a 0.1 per cent increase in 2017, mainly due to an increase in the social monetary benefits granted to Italian families.

        Gross Fixed Investment.    In 2018, gross fixed investment in Italy increased by 3.4 per cent compared to a 3.8 per cent increase in 2017, representing the main driver of the GDP growth.

        Strategic Infrastructure Projects.    Italy's infrastructure is still significantly underdeveloped compared to other major European countries. In 2018 general government expenditure for investments was 2.0 per cent of GDP, in line with the 2.0 per cent of GDP rate recorded in 2017.

Principal Sectors of the Economy

        The following table sets forth value added by sector and the percentage of such sector of the total value added at purchasing power parity with 2010 prices.

 Value Added by Sector(1)

	2014		2015		2016		2017		2018
	in € millions	% of Total	in € millions	% of Total	in € millions	% of Total	in € millions	% of Total	in € millions	% of Total
Agriculture, fishing and forestry	27,939	2.0	29,221	2.1	29,280	2.1	28,143	1.9	28,385	4.0
Industry	259,892	18.6	262,717	18.6	268,281	18.8	277,725	19.2	282,782	19.3
of which:
Manufacturing	222,534	15.9	228,673	16.2	234,571	16.4	243,113	16.8	248,109	16.9
Mining Industry	6,767	0.5	5,924	0.4	7,243	0.5	7,600	0.5	7,514	0.5
Supply of Energy, Gas, Steam, and Conditioned Air	21,615	1.5	19,744	1.4	18,539	1.3	19,019	1.3	18,912	1.3
Water Supply Drainage and Wasting	9,463	0.7	9,212	0.7	9,384	0.7	9,629	0.7	9,853	0.7
Construction	64,171	4.6	63,627	4.5	63,853	4.5	64,293	4.4	65,384	6.5
Services	1,046,823	74.9	1,055,388	74.8	1,065,261	74.7	1,080,251	74.5	1,087,144	74.3
of which:
Commerce, repairs, transport and storage, hotels and restaurants	283,935	20.3	289,949	20.6	295,170	20.7	305,037	21.0	310,869	21.2
Information and communication services	59,774	4.3	60,490	4.3	63,277	4.4	64,268	4.4	62,503.6	4.3
Financial and monetary intermediation	76,301	5.5	75,627	5.4	75,946	5.3	76,820	5.3	75,812	13.6
Real estate activities	191,477	13.7	194,167	13.8	193,601	13.6	195,890	13.5	199,119	13.6
Professional, scientific and technical activities	129,733	9.3	130,897	9.3	133,272	9.3	137,820	9.3	135,314	9.2
Public administration and defense, mandatory social insurance, education, public health, social and personal services	294,195	17.8	247,855	17.6	245,536	17.2	245,149	16.9	244,411	16.7
Recreational and artistic activities, repairs of goods and homes, and other services	56,320	4.0	56,295	4.0	58,542	4.1	58,214	4.0	58,554	4.0
Value added at market prices	1,398,237	100	1,410,389	100	1,426,096	100	1,449,889	100	1,463,241	100

(1)
Value added in this table is calculated by reference to prices of products and services, excluding any taxes on any such products.

Source: Istat.

Role of the Government in the Economy

  Services

        Transport.    On September 16, 2019, the Italian Government announced an extension to the deadline for the submission of bids in respect of the Alitalia takeover. The consortium led by FS now has until October 15, 2019 to present its final binding offer.

        Communications.    In 2018, 28.3 per cent of the Italian population (65.8 per cent of households) had an internet broadband connection. In 2018, the percentage of households with an ultrabroadband connection increased to 26.1 per cent from 17.4 per cent of households in 2017.

        Tourism.    In 2018, tourism revenues, net of amounts spent by Italians traveling abroad, were approximately €16.2 billion. Spending by foreign tourists in Italy increased by 6.5 per cent, while spending by Italian tourists abroad increased by 3.8 per cent, compared to 7.1 per cent and 8.2 per cent, respectively, in 2017.

        Financial Services.    The percentage of investment of households allocated to shares and investment fund units amounted to approximately 32.8 per cent at the end of 2018, compared to 35.7 per cent in 2017. Bank deposits accounted for 29.1 per cent (27.6 per cent in 2017), insurances and pension funds accounted for 23.7 per cent (22.7 per cent in 2017), and bonds accounted for 6.9 per cent (7.2 per cent in 2017). In 2018, households investments in public debt securities accounted for 3.3 per cent of total households financial assets (3.0 per cent in 2017).

        Manufacturing.    In 2018, the manufacturing sector represented approximately 14.1 per cent of GDP.

        Construction.    Housing transactions increased by 6.5 per cent in 2018, compared to a 5.1 per cent increase in 2017, but the growth trend in housing transactions did not reflect in an equivalent growth in house prices. In the first quarter of 2019, housing transactions increased by 2.0 per cent and housing prices decreased by 0.5 per cent, in each case, compared to the last quarter of 2018.

Employment and Labor

Employment

	2014	2015	2016	2017	2018
Employment in standard labor units (% on prior year)	0.2	0.6	1.3	0.9	0.9
Participation rate (%)(1)	63.9	64.0	64.9	65.4	65.6
Unemployment rate (%)(2)	12.7	11.9	11.7	11.2	10.6

(1)
Participation rate is the rate of employment for the population between the ages of 16 and 64.

(2)
Unemployment rate does not include workers paid by Cassa Integrazione Guadagni, or Wage Supplementation Fund, which compensates workers who are temporarily laid off or who have had their hours cut.

Source: ISTAT.

        As of July 2019, the unemployment rate was 9.9 per cent and the participation rate was 65.8 per cent.

        Employment by sector.    In 2018, approximately 73.4 per cent of the employed population was employed in the service sector, 16.9 per cent was employed in the industrial sector (excluding construction), 6.1 per cent was employed in the construction sector and 3.6 per cent was employed in the agriculture, fishing and forestry sector.

        Employment by geographic area.    The unemployment rate in Southern Italy, which reached 17.5 per cent during the second quarter of 2019, has been historically higher than the unemployment rate in Northern and Central Italy, reaching 5.9 per cent and 9.1 per cent, respectively. Against the second quarter of 2018, unemployment rate in the South of Italy decreased by 0.9 per cent compared to a 0.8 per cent decrease and a 0.7 per cent decrease in the unemployment rate in the North of Italy and the Center of Italy, respectively.

Prices and Wages

        Wages.    Unit labor costs increased by 2.1 per cent in 2018, compared to a 0.4 per cent decrease in 2017. In the second quarter of 2019, unit labor costs increased by 0.1 per cent compared to the last quarter of 2018.

        Prices.    The HICP reflects the change in price of a basket of goods and services taking into account all families resident in a given territory. The inflation rate in the euro area, as measured by the HICP, was 1.2 per cent in 2018, compared to 1.3 per cent in 2017. The increase in the inflation rate was mainly driven by an increase in the energy supply costs. As of August 2019, HICP was 0.5 per cent.

Social Welfare System

        The following table shows estimated public expenditure for pensions as a percentage of GDP for the periods 2020 to 2070 based on the implementation of the various reforms described in the "Social Welfare System" section of this Prospectus.

Estimated Pension Expenditure (as a % of GDP)

	2015	2020	2025	2030	2035	2040	2045	2050	2055	2060	2065	2070
Current Legislation	15.7	15.8	16.0	16.8	17.8	18.3	18.1	16.9	15.6	14.7	14.1	13.8

Source: Ministry of Economy and Finance.

MONETARY SYSTEM

        Capitalization.    In 2018, the Italian banking system's aggregate capitalization decreased from 2017. At the end of the year, consolidated regulatory capital amounted to €220.7 billion, a 5.7 per cent decrease from the end of 2017. In 2018, Tier 1 capital decreased to €193.6 billion compared to €204.0 billion in 2017.

        In 2018, the banking system's capital ratios decreased compared to 2017. As of December 31, 2018, the CET1 ratio and the Tier 1 ratio were 13.3 per cent and 14.2 per cent, respectively. The total capital ratio decreased to 16.2 per cent in 2018 from 16.8 per cent in 2017.

        Bad Debts and Non-Performing Exposure.    The non-performing exposures of the entire Italian banking system in 2018 amounted to 8.7 per cent of the total outstanding loans compared to 14.5 per cent in 2017. In the first quarter of 2019, the ratio of non-performing exposures amounted to 8.4 per cent of the total outstanding loans.

THE EXTERNAL SECTOR

Balance of Payments

        The following table illustrates the balance of payments of Italy for the periods indicated.

Balance of Payments

	2014	2015	2016	2017	2018
	(in € billions)
Current Account(1)	31.0	22.2	42.9	44.9	44.0
per cent of GDP	1.9	1.3	2.5	2.6	2.5
Goods	47.4	51.1	57.7	55.0	47.1
Non-energy products	88.9	83.3	83.1	87.0	86.6
Energy products	(41.4)	(32.2)	(25.5)	(32.0)	(39.5)
Services	(1.1)	(3.2)	(3.4)	(4.3)	(2.7)
Primary Income	0.5	(10.4)	5.4	9.3	17.3
Secondary Income	(15.9)	(15.3)	(16.8)	(15.1)	(17.6)
EU Institutions	(14.3)	(13.2)	(14.9)	(11.7)	(14.9)

Capital Account(1)	2.7	6.2	(3.1)	0.6	(0.6)
Intangible assets	(0.9)	(1.2)	(2.0)	(1.2)	(1.5)
Transfers	3.6	7.4	(1.1)	1.8	0.9
EU Institutions	4.8	8.7	0.5	3.3	2.1

Financial Account(1)	51.5	35.2	59.9	51.4	30.0
Direct investment	2.3	2.4	(9.7)	3.3	(3.1)
Outward	15.3	14.4	13.7	12.0	23.4
Inward	12.9	12.0	23.4	8.7	26.5
Portfolio investment	4.1	97.5	159.5	87.5	121.7
Equity and investment funds	78.5	84.3	53.6	86.6	29.1
Debt Securities	23.3	36.5	30.7	29.6	16.9
Financial Derivatives	(3.6)	2.3	(3.0)	(7.3)	(2.8)
Other investment	49.6	(67.6)	(85.8)	(34.7)	(88.5)
Change in official reserves	(1.0)	0.5	(1.2)	2.7	2.6

Errors and omissions	17.9	6.8	20.0	5.9	(13.5)

(1)
At current prices.

Source: Bank of Italy.

Current Account

        In 2018, Italy maintained a current account surplus of €44.0 billion (2.5 per cent of GDP), compared to a current account surplus of €44.9 billion (2.6 per cent of GDP) in 2017. Similar to 2017, Italy's current account surplus in 2018 was driven principally by the sale of non-energy products, which in 2018 accounted for €86.6 billion as compared to €87.0 billion in 2017.

        Visible Trade.    Italy's fob-fob merchandise trade surplus decreased to €47.1 billion (2.7 per cent of GDP) in 2018 compared to €55.0 billion (3.2 per cent of GDP) in 2017. The non-energy component recorded a surplus of €86.6 billion or 4.9 per cent of GDP in 2018, compared to a surplus of €87.0 billion or 5.0 per cent of GDP in 2017. At the same time, the energy deficit increased to €39.5 billion or 2.2 per cent of GDP in 2018 from €32.0 billion or 1.9 per cent of GDP in 2017, mainly due to an increase in the cost of energy.

        Invisible Trade.    The deficit in services decreased to €2.7 billion in 2018, compared to a deficit of €4.3 billion in 2017. The lower deficit mainly resulted from a 3.4 per cent decrease in transport services deficit compared to 2017, and a 11.0 per cent increase in the surplus in tourism services, mainly due to a 6.5 per cent increase in inflows from foreign tourists, mainly European and American tourists.

        Primary Income.    For a third consecutive year, the primary income account ran a surplus in 2018, mainly due to a material decrease in the deficit between capital gains generated from investments in Italian financial instruments by foreign investors, and capital gains generated from foreign financial instruments by Italian investors. The surplus in 2018 increased by €8 billion to €17.3 billion, from a surplus of €9.3 billion in 2017.

        Secondary Income.    In 2018, the deficit on secondary income account increased to €17.6 billion, compared to €15.1 billion in 2017. The increase in the deficit was mainly caused by an increase in repatriation expenses of immigrants and payments to EU institutions, which increased from €11.7 billion in 2017 to €14.9 billion in 2018.

Capital Account

        In 2018, the capital account ran a deficit of €0.6 billion, compared to a surplus of €0.6 billion in 2017, mainly due to net capital transfers from the EU to the Italian public administration being phased out.

Financial Account and the Net External Position

        In 2018, the financial account surplus decreased to €30.0 billion from €51.4 billion in 2017 due to a net increase in portfolio investments, which increased by €34.2 billion from 2017. In 2018, the financial account showed that, at the end of 2018, Italy's net external debtor position amounted to €69.0 billion, or 3.9 per cent of GDP. The continued decrease in Italy's net external debtor position recorded since 2015 (€114.7 billion, €249.2 billion and €395.6 billion in 2017, 2016 and 2015, respectively) is mainly due to a surplus in the current account.

        Direct Investment.    Italian direct investment abroad doubled to €23.4 billion in 2018 compared to €12 billion in 2017, mainly due to an increase in the value attributed to foreign companies acquired in 2018 by Italian companies, mostly in the infrastructure, energy and telecommunication sectors. Foreign direct investment in Italy increased to €26.5 billion compared to €8.7 billion in 2017, mainly due to the effects of the merger between Luxottica and Essilor, which accounted for €7 billion of the increase, and capital increases and inter-company loans from foreign parent companies to Italian subsidiaries.

        Portfolio Investment.    In 2018, the balance of portfolio investment registered net outflows of €121.7 billion. In addition to Italian residents purchasing foreign securities for €46 billion in 2018 (compared to purchases for €116.2 billion in 2017), foreign investors disposed of Italian securities for €75.8 billion in 2018 (compared to purchases for €28.7 billion in 2017).

        Investments in foreign funds recorded the lowest amount since 2011 (€22.2 billion). Similarly, purchases in foreign debt securities decreased to €16.9 billion. The decrease in investments was mainly due to net disposals of Italian equity and investment funds by foreign investors, and in particular Treasury bonds in an amount of €50.9 billion.

        Following significant investments in 2017 in both equity shares (€86.6 billion, compared to €53.6 billion invested in 2016) and debt securities (€29.6 billion, compared to €30.7 billion in 2016), in 2018 there was a decrease in investment both in equity (€29.1 billion) and debt Italian securities (€16.9 billion).

        Other Investment.    Other investment includes trade receivables, deposits and other transactions, recording a net reduction of €88.5 billion in 2018, compared to a net reduction of €34.7 billion in 2017.

In 2018, Italy's cumulative contributions to financial support of EMU countries stood at €58.2 billion (substantially unchanged since 2015). This amount included Italy's exposure to the financial assistance operations of the European Financial Stability Facility, which also involved entering into bilateral loans (€43.9 billion) as well as capital contributions to the European Stability Mechanism (€14.3 billion).

        Errors and Omissions.    In 2018, the item "errors and omissions" amounted to a negative €13.5 billion, compared to a positive €5.9 billion in 2017. The amount recorded in the errors and omissions account typically reflects unreported international transactions, such as unreported funds transferred abroad by Italian residents and exporters' unreported payments by non-residents to accounts held abroad.

PUBLIC FINANCE

The Update of the 2019 Economic and Financial Document

        In September 2019, Italy published its Update of the 2019 Economic and Financial Document, which included revised projections and forecasts on the economic situation in Italy and Europe.

        The table below presents the main public finance objectives included in the Update of the 2019 Economic and Financial Document.

Public Finance Objectives (in % of GDP)

Update of the 2019 Economic and Financial Document	2018	2019	2020	2021	2022
Net Borrowing	(2.2)	(2.2)	(2.2)	(1.8)	(1.4)
Interest Expense	3.7	3.4	3.3	3.1	2.9
Primary Balance	1.5	1.3	1.1	1.3	1.5
Structural Net Borrowing	(1.5)	(1.2)	(1.4)	(1.2)	(1.0)
Structural Change	(0.1)	0.3	(0.1)	0.2	0.2
Public Debt, gross of euro area financial support	134.8	135.7	135.2	133.4	131.4
Public Debt, net of euro area financial support	131.5	132.5	132.0	130.3	128.4

Source: Ministry of Economy and Finance.

        The table below presents macroeconomic forecasts prepared by Italy through 2022 in connection with the Update of the 2019 Economic and Financial Document.

Macroeconomic Forecasts (in %)

Update of the 2019 Economic and Financial Document	2018	2019	2020	2021	2022
Real GDP	0.8	0.1	0.4	0.8	1.0
Nominal GDP	1.7	1.0	2.3	2.3	2.5
Private consumption	0.8	0.4	0.3	0.7	1.0
Public consumption	0.4	(0.2)	0.1	0.1	0.2
Investments	3.2	2.1	1.6	1.7	2.2
Exports of goods and services	1.8	2.8	2.3	2.8	3.2
Imports of goods and services	3.0	0.7	2.0	3.2	3.6
Domestic demand	1.1	0.6	0.5	0.7	1.0
Change in inventories	(0.1)	(1.1)	(0.2)	0.1	0.1
Net exports	(0.3)	0.6	0.1	0.0	0.0

Source: Ministry of Economy and Finance.

        The following table compares the main finance indicators included in the 2019 Stability Programme and the Update of the 2019 Economic and Financial Document.

Main Finance Indicators—2019 Economic and Financial Document
v. Update of the 2019 Economic and Financial Document

	2018	2019	2020	2021	2022
Nominal GDP growth rate
2019 Economic and Financial Document	1.7	1.2	2.6	2.5	2.4
Update of the 2019 Economic and Financial Document	1.7	1.0	2.3	2.3	2.5
Difference	0.0	(0.2)	(0.3)	(0.2)	0.1
Net Borrowing, as a % of GDP
2019 Economic and Financial Document	(2.1)	(2.4)	(2.1)	(1.8)	(1.5)
Update of the 2019 Economic and Financial Document	(2,2)	(2,2)	(2,2)	(1,8)	(1,4)
Difference	(0.1)	0.2	(0.1)	0.0	0.1
Public Debt, as a % of GDP
2019 Economic and Financial Document	132.2	132.6	131.3	130.2	128.9
Update of the 2019 Economic and Financial Document	134.8	135.7	135.2	133.4	131.4
Difference(1)	2.6	3.1	3.9	3.2	2.5

(1)
The difference is mainly due to the revision of Italy's debt-to-GDP ratio as a result of the accounting changes introduced by the Eurostat Manual, described in "Recent Developments—The Italian Economy".

Source: Ministry of Economy and Finance.

The EU Council's policy recommendations to Italy for the period 2019-2020

        As part of the European Semester process, in July 2019, the EU Council, acting through ECOFIN, issued specific recommendations to Italy on its economic, employment and fiscal policies:

  •
  ensure that the nominal growth rate of net primary government expenditure does not exceed 0.1 per cent in 2020, corresponding to an annual structural adjustment of 0.6 per cent of GDP;

  •
  use windfall gains to accelerate the reduction of the general government debt ratio;

  •
  shift taxation away from labour, including by reducing tax expenditure and reforming the outdated cadastral values;

  •
  step up efforts to tackle tax evasion, particularly through the failure to produce receipts, including by strengthening the compulsory use of e-payments through lower legal thresholds for cash payments;

  •
  enacting past reforms to reduce the share of old-age pensions in public spending to create space for other social spending;

  •
  reduce the length of civil trials, especially for insolvency proceedings, at all instances by enforcing and streamlining procedural rules, including those under consideration by the legislator;

  •
  reduce the length of criminal trials, to improve the efficacy of the fight against corruption;

  •
  ensure enforcement of the new framework for publicly-owned enterprises and increase the efficiency and quality of local public services;

  •
  address restrictions to competition, especially in retail, also through a new annual competition law;

  •
  maintain the pace of reducing the high stock of non-performing loans and support further bank balance sheet restructuring and consolidation; and

  •
  improve non-bank financing for innovative SMEs.

The 2019 Economic and Financial Document

        In April 2019, Italy submitted to the EU its 2019 Economic and Financial Document, which included the 2019 Stability Programme and the 2019 National Reform Programme.

        The 2019 Stability Programme.    The 2019 Stability Programme confirmed Italy's commitment to reduce its public debt by increasing its primary surplus. The table below presents the main public finance trends included in the 2019 Stability Programme.

Public Finance Trends (in % of GDP)

2019 Stability Programme	2017	2018	2019	2020	2021	2022
Net Borrowing	(2.4)	(2.1)	(2.4)	(2.1)	(1.8)	(1.5)
Interest Expense	3.8	3.7	3.6	3.6	3.7	3.8
Primary Balance	1.4	1.6	1.2	1.5	1.9	2.3
Structural Net Borrowing	(1.4)	(1.4)	(1.5)	(1.4)	(1.1)	(0.8)
Structural Change	(0.4)	0.0	(0.1)	0.2	0.3	0.3
Public Debt, gross of euro area financial support	131.4	132.2	132.6	131.3	130.2	128.9
Public Debt, net of euro area financial support	128.0	128.8	129.4	128.1	127.2	125.9

Source: Ministry of Economy and Finance.

        The table below sets out the macroeconomic forecasts prepared by Italy through 2022 in connection with the 2019 Stability Programme.

Macroeconomic Forecasts (in %)

2019 Stability Programme	2018	2019	2020	2021	2022
Real GDP	0.9	0.2	0.8	0.8	0.8
Nominal GDP	1.7	1.2	2.8	2.6	2.3
Private consumption	0.6	0.6	0.7	0.7	0.6
Public consumption	0.2	(0.4)	0.8	0.1	(0.1)
Gross fixed investment	3.4	1.4	2.0	1.8	1.6
Inventories (% of GDP)	0.0	(0.2)	0.0	0.0	0.0
Exports of goods and services	1.9	2.1	2.3	2.4	2.6
Imports of goods and services	2.3	2.2	2.7	2.6	2.5
Domestic demand	1.0	0.5	0.9	0.8	0.7
Change in inventories	0.0	(0.2)	0.0	0.0	0.0
Net exports	(0.1)	0.0	(0.1)	0.0	0.1

Source: Ministry of Economy and Finance.

        The 2019 National Reform Programme.    As part of the 2019 National Reform Programme, the Italian Government identified ten policy areas where structural reform is necessary. These areas are: (i) administrative efficiency; (ii) energy and environment; (iii) federalism; (iv) infrastructure and development; (v) innovation and human capital; (vi) labor and pensions; (vii) product market and competition; (viii) support to the financial system; (ix) support to businesses; and (x) public expenditure and taxation.

        The table below shows the main impact of the measures contained in the 2019 National Reform Programme in terms of expenditure cuts/additions or revenues decreases/additions for each of the ten policy areas described above for the years 2019 to 2021.

Financial Impact of the 2019 National Reform Programme (in € millions)

2018 National Reform Programme	2019	2020	2021
Administrative Efficiency
Additional expenditure	159.3	303.2	329.2
Additional revenues	0.0	0.0	0.0
Energy and Environment
Additional expenditure	914.9	1,047.1	1,073.7
Additional revenues	222.6	697.6	92.2
Expenditure cuts	36.3	82.8	36.3
Federalism
Additional expenditure	0.0	12.0	9.7
Additional revenues	0.0	414.8	221.7
Expenditure cuts	0.0	0.0	0.0
Infrastructure and Development
Additional expenditure	7,931.6	7,079.6	4,310.4
Additional revenues	0.0	0.0	1.0
Decrease in revenues	2,502.1	2,510.7	9.9
Innovation and Human Capital
Additional expenditure	524.7	864.9	884.0
Additional revenues	0.0	0.0	0.0
Labor and Pensions
Additional expenditure	23,729.2	34,469.1	35,436.2
Additional revenues	298.9	55.8	111.2
Expenditure cuts	1,072.8	2,084.5	2,942.1
Decrease in revenues	174.7	523.1	816.7
Product Market, Competition
Additional expenditure	234.5	74.5	0.5
Financial System
Additional expenditure	556.2	574.5	574.5
Support to Business
Additional expenditure	1,492.2	567.7	525.7
Additional revenues	17.7	2,155.7	1,228.3
Expenditure cuts	390.8	396.4	398.1
Decrease in revenues	388.4	2,664.1	3,017.8
Public Expenditure and Taxation
Additional expenditure	5,548.5	4,953.8	3,453.1
Additional revenues	11,260.9	12,254.7	19,275.2
Expenditure cuts	893.2	724.0	1,438.4
Decrease in revenues	16,679.4	6,530.2	7,108.6

Source: Ministry of Economy and Finance.

        The following table compares the main finance indicators included in the Update of the 2018 Economic Financial Document against the main finance indicators included in the 2019 Economic and Financial Document.

Main Finance Indicators—Update of the 2018 Economic and Financial Document and the 2019 Economic and Financial Document

	2018	2019	2020	2021
Nominal GDP growth rate
Update of the 2018 Economic and Financial Document	2.5	2.7	2.8	2.6
2019 Economic and Financial Document	1.7	1.2	2.6	2.5
Difference	(0.8)	(1.5)	(0.2)	(0.1)
Net Borrowing, as a % of GDP
Update of the 2018 Economic and Financial Document	(1.8)	(2.4)	(2.1)	(1.8)
2019 Economic and Financial Document	(2.1)	(2.4)	(2.1)	(1.8)
Difference	(0.3)	0.0	0.0	0.0
Public Debt, as a % of GDP
Update of the 2018 Economic and Financial Document	130.9	130.0	128.1	126.7
2019 Economic and Financial Document	132.2	132.6	131.3	130.2
Difference	1.3	2.6	3.2	3.5

Source: Ministry of Economy and Finance.

Revenues and Expenditures

        The following table sets forth general government revenues and expenditures and certain other key public finance measures for the periods indicated. This data is prepared on an accrual basis. The table does not include revenues from privatizations, which are deposited into a special fund for the repayment of outstanding securities issued by the Treasury and cannot be used to finance current expenditures. While proceeds from privatizations do not affect the primary balance, they contribute to a decrease in the public debt and consequently the debt-to-GDP ratio.

General Government Revenues and Expenditures

	2014	2015	2016	2017	2018
	(in € millions, except percentages)
Expenditures
Compensation of employees	163,468	162,074	164,096	166,683	171,826
Intermediate consumption	88,890	89,940	92,084	96,831	97,967
Market purchases of social benefits in kind	44,210	43,859	44,568	44,913	45,888
Social benefits in cash	326,863	332,792	336,354	341,258	348,893
Subsidies to firms	30,413	28,177	29,317	25,931	26,113
Interest payments	74,379	68,057	66,288	65,598	64,979
Other expenditures	37,126	37,152	38,536	36,486	39,587
Total current expenditures	765,349	762,051	771,243	777,700	795,253
Gross fixed investments	37,008	36,643	35,823	38,765	37,081
Investments grants	12,573	15,682	13,986	9,649	13,899
Other capital expenditures	10,572	16,036	7,624	18,781	7,385
Total capital account expenditures	60,153	68,361	57,433	67,195	58,365
Total expenditures	825,502	830,412	828,676	844,895	853,618
as a % of GDP	50.9	50.3	49.0	48.9	48.6
Deficit (surplus) on current account	(4,146)	(16,022)	(7,973)	(19,295)	(17,168)
Net borrowing	49,340	43,140	42,656	41,285	37,505
as a % of GDP	3.0	2.6	2.5	2.4	2.1
Revenues
Direct taxes	237,107	242,471	247,633	250,642	248,876
Indirect taxes	248,849	247,270	242,016	248,384	253,607
Actual social security contributions	210,414	215,126	216,636	221,405	230,822
Imputed social security contributions	3,932	3,938	4,012	4,161	4,142
Income from capital	11,865	11,363	11,341	12,034	13,949
Other revenues	57,328	57,905	57,578	60,369	61,025
Total current revenues	769,495	778,073	779,216	796,995	812,421
Capital taxes	1,582	1,214	5,363	2,318	1,478
Other capital revenues	5,085	7,985	1,441	4,297	2,214
Total capital revenues	6,667	9,199	6,804	6,615	3,692
Total revenues	776,162	787,272	786,020	803,610	816,113
as a % of GDP	47.9	47.7	46.5	46.5	46.4
Primary balance	25,039	24,917	23,632	24,313	27,474
as a % of GDP	1.5	1.5	1.4	1.4	1.6

Source: Bank of Italy.

        General government revenues increased by 1.6 per cent or €12.5 billion in 2018 compared to a 2.2 per cent increase or €17.6 billion in 2017. In 2018, the ratio of tax revenues and social contributions to GDP remained steady at 42.1 per cent as in 2017, compared to 42.4 per cent in 2016. Social security contributions in 2018 increased by 4.2 per cent, while current tax revenues increased by 0.7 per cent. This was mainly due to a 0.7 per cent decrease in direct taxes and a 2.1 per cent increase in indirect taxes related to a 1.2 per cent increase in VAT and a 6.4 per cent increase the regional tax on production (IRAP).

        Direct taxes decreased by 0.7 per cent in 2018, driven by a 10.2 per cent decrease in corporate income taxes partially offset by a 1.8 per cent increase in personal income taxes. Capital taxes decreased by approximately €0.8 billion in 2018 to €1.5 billion, mainly due to a reduction in additional revenues collected under the voluntary disclosure regime introduced by the 2017 Stability Law.

        General government expenditures increased by 1.0 per cent in 2018, although decreasing to 48.6 per cent of GDP in 2018 from 48.9 per cent of GDP in 2017. The increase in general government expenditures was due to an increase in intermediate consumption from €96.8 billion in 2017 to €98.0 billion in 2018, and an increase of social benefits in cash from €341.3 billion in 2017 to €348.9 billion in 2018, partially offset by a decrease in capital account expenditures, which decreased from €67.2 billion in 2017 to €58.4 billion in 2018. In 2018, the total current primary expenditures increased by 2.6 per cent, compared to an average increase of 1.1 per cent between 2010 and 2017.

Expenditures

        Compensation of employees.    Compensation of employees increased by 3.1 per cent in 2018, mainly due to a 3.5 per cent increase in the gross salary per employee, resulting from the lift of the statutory freeze on renewals of employment agreements and related wages in the public sector, which persisted in Italy between 2010 and 2015 pursuant to Law Decree No. 78 of 2010.

        Intermediate consumption.    Intermediate consumption, which measures the value of the goods and services consumed as inputs by a process of production, increased by 1.2 per cent in 2018, compared to 2.3 per cent in 2017. As in 2016 and 2017, this increase was mainly driven by expenditure on innovative pharmaceuticals.

        Market purchases of social benefits in kind.    Expenditure on social benefits in kind increased by €0.8 billion or 2.1 per cent in 2018, compared to an increase of 1.7 per cent and 1.9 per cent in 2017 and 2016, respectively, mainly due to expenditure connected to the public healthcare system including pharmaceuticals and general medical assistance. In 2018, expenditure on social benefits in kind remained steady at 2.6 per cent of GDP, as in each of 2017 and 2016.

        Social benefits in cash.    Social benefits in cash include expenditures for pensions, disability and unemployment benefits. Social benefits in cash increased by 2.2 per cent in 2018, compared to increases of 1.5 per cent in 2017 and 1.1 per cent in 2016. Expenditure on pensions increased by 2.0 per cent in 2018, and by 1.1 per cent and 0.8 per cent in 2017 and 2016, respectively, while the non-pension component grew by 3.1 per cent following the 2.8 per cent and 2.1 per cent increases in 2017 and 2016, respectively, mainly driven by an increase in expenses for severance indemnities and maternity leave payments.

        Subsidies to firms.    Subsidies to firms, which are current payments by the Italian Government to resident producers that are not required to be reimbursed, marginally increased by 0.7 per cent in 2018, compared to a 11.5 per cent decrease in 2017.

        Interest payments.    Interest payments by the Italian Government decreased by €0.6 billion or 0.9 per cent in 2018, compared to the €0.7 billion or 1.0 per cent decrease in 2017 and to the €1.8 billion or 2.6 per cent decrease in 2016. The ratio of interest payments to nominal GDP was 3.7 per cent, 3.8 per cent and 3.9 per cent in 2018, 2017, and 2016, respectively. For additional information on Italy's public debt, see "Public Debt."

        Other Expenditures.    Other expenditures increased by 8.5 per cent in 2018, compared to a 5.3 per cent decrease in 2017, mainly due to a 26.2 per cent increase in the amount of contributions to the EU.

Revenues

        Taxes.    Italy's fiscal burden, which is the aggregate of direct and indirect tax revenues and social security contributions as a percentage of GDP, remained stable at 42.1 per cent in 2018, compared to 2017. Indirect tax revenues increased by 2.7 per cent in 2018 compared to a 2.1 per cent increase in 2017, while direct tax revenues slightly increased by 0.8 per cent in 2018, mainly due to a 2.8 per cent increase in personal income tax. Further, total tax revenues remained stable at 20.6 per cent of GDP in 2018, compared to 2017.

        The following table sets forth the composition of tax revenues for the periods indicated.

Composition of Tax Revenues(1)

	2014	2015	2016	2017	2018
	(in € millions)
Direct taxes
Personal income tax	163,650	176,220	180,004	182,354	187,457
Corporate income tax	32,293	33,402	35,251	35,162	32,646
Investment Income tax	16,125	16,285	11,580	11,410	11,030
Other	12,926	14,152	18,459	16,695	16,498
Total direct taxes	224,994	240,059	245,294	245,620	247,631
Indirect taxes
VAT	114,490	119,376	124,336	129,574	133,433
Other transaction-based taxes	20,789	20,034	20,585	20,107	21,468
Taxes on production of mineral oil	25,560	25,412	25,428	25,795	25,514
Taxes on production of methane gas	4,468	2,900	3,416	3,447	3,448
Tax on electricity consumption	2,914	2,531	2,853	2,537	2,629
Tax on tobacco consumption	10,304	10,647	10,882	10,498	10,584
Taxes on lotto and lotteries	11,021	11,245	13,621	13,212	13,698
Other(2)	4,916	5,905	4,666	4,854	4,891
Total indirect taxes	194,462	197,240	205,787	210,024	215,665
Total taxes	419,456	437,299	451,081	455,645	463,296

(1)
The data presented in this "Composition of Tax Revenues" table does not correspond to the general government direct and indirect tax revenues figures contained in the preceding table entitled "General Government Revenues and Expenditures," primarily because the "Composition of Tax Revenues" table is prepared on a cash basis while the "General Government Revenues and Expenditures" table is prepared on an accrual basis in accordance with ESA2010. Generally, State sector accounting does not include indirect taxes levied by, and certain amounts allocable to, regional and other local governments and entities. However, because this "Composition of Tax Revenues" table is prepared on a cash basis, it reflects tax receipts of entities that are excluded from State sector accounting (such as local government entities) that are collected on their behalf by the State (and subsequently transferred by the State to those entities).

(2)
Taxes classified as "other" are non-recurring, therefore highly variable.

Source: Ministry of Economy and Finance.

        In 2018, total taxation revenues (as reported in the "Composition of Tax Revenues" table on a cash basis) increased by 1.7 per cent compared to 2017. This was due to a 2.7 per cent increase in indirect tax revenues, mainly driven by an increase in VAT that in 2018 amounted to €133.4 billion as compared to €129.6 billion in 2017 and, to a lower extent, by a 6.8 per cent increase in other transaction-based taxes, and by a 3.6 per cent increase in tax on electricity consumption. Direct tax revenues increased in 2018, amounting to €247.6 billion compared to €245.6 billion in 2017.

        Actual social security contributions.    Actual social security contributions, which consist of payments made for the benefit of employees, increased by 4.3 per cent in 2018 compared to a 2.2 per cent increase in 2017, mainly due to a general increase in the payroll of employees both in the public and private sector and higher social security contributions from employers to employees employed under a permanent contract following the lift of the contribution cap established under the 2015 and 2016 budgetary plans.

        Imputed social security contributions.    Imputed social security contributions, which refer to unfunded benefits and other social security contributions paid to employees, former employees and other eligible persons in the absence of an applicable insurance cover or pension fund, and without recourse to any specific reserve or dedicated means of funding, marginally decreased by 0.5 per cent in 2018 compared to an increase by 3.7 per cent in 2017, reflecting a stable trend in the compensation of public employees.

        Income from capital.    Income from capital increased by 15.9 per cent in 2018 compared to an increase of 6.1 per cent in 2017, mainly due to dividends paid by government enterprises (for a description of government enterprises, see "Public Finance—Government Enterprises".

        Other Revenues.    Other revenues decreased by 0.7 per cent in 2018 compared to a 2.2 per cent decrease in 2017, mainly due to current transfers from families and companies.

PUBLIC DEBT

General

        The aggregate amount of government bonds issued in 2018 was approximately €401.0 billion, compared to an aggregate amount of approximately €427.1 billion in 2017. The aggregate amount of government bonds with maturity in 2018 decreased to €351.8 billion, from €368.5 billion in 2017.

        The following table summarizes Italy's public debt as of the dates indicated, that is mainly represented by debt incurred by the Treasury.

Total Public Debt(*)

	December 31,
	2014	2015	2016	2017	2018
Debt incurred by the Treasury:
Short term bonds (BOT)(1)	125,496	115,074	107,113	106,601	107,453
Medium- and long-term bonds (initially incurred or issued in Italy)	1,600,822	1,646,806	1,712,257	1,755,585	1,810,949
External bonds (initially incurred or issued outside Italy)(2)	47,308	43,959	39,240	35,589	32,399
Total Treasury Issues	1,773,627	1,805,839	1,858,609	1,897,776	1.950,802
Postal savings(3)	17,577	76,753	76,908	74,444	72,319
Treasury accounts(4)	152,256	158,223	154,064	159,012	165,266
Other debt incurred by:
ISPA (bonds and other loans)(5)	10,106	10,106	10,105	10,114	10,127
Central Government entities(6)	88,619	90,172	89,710	101,975	98,474
Other general Government entities(7)	95,139	93,001	91,650	85,811	83,164
Total public debt(8)	2,137,323	2,234,094	2,281,046	2,329,131	2,380,152
as a percentage of GDP	131.3%	131.3%	130.9%	130.7%	131.5%
Liquidity buffer(9)	(45,594)	(35,114)	(34,835)	(29,323)	(35,0780
Total public debt net of liquidity buffer	2,091,729	2,198,980	2,246,211	2,299,808	2,345,074

(*)
Figures in this table have not been restated and, therefore, are not comparable to the figures in the table entitled "Selected Public Finance Indicators" in "Public Finance" and to the figures presented in the sections "Italian Economy" and "Public Debt".

(1)
BOTs (Buoni Ordinari del Tesoro) are short-term, zero-coupon notes with a maturity up to twelve months.

(2)
Italy ordinarily enters into currency swap agreements for hedging purposes. The total amount of external bonds shown above takes into account the effect of these arrangements.

(3)
Postal savings are medium and long-term certificates issued by CDP that may be withdrawn by the holder prior to maturity with nominal penalties. As of the date of conversion of CDP into a joint stock company in 2003, the Ministry of Economy and Finance assumed part of the postal savings liabilities of CDP in the amount that is referred to in the table. The figures have been revised to reflect the accounting changes to interest on postal savings, described in "Recent Developments—The Italian Economy". Updated data for 2014 and prior years is not yet available.

(4)
Treasury accounts are demand, short- and medium-term deposit accounts held by non-central Government entities at the Treasury. Treasury accounts also include liabilities for Euro coins minted by Italy.

(5)
The liabilities of Infrastrutture S.p.A., or "ISPA," in relation to the TAV project (high-speed railroad infrastructure), have been included in the Government debt since 2006, when such liabilities were assumed by the Government following their reclassification.

(6)
The line item includes all internal and external liabilities incurred by other central Government entities.

(7)
The line item includes all internal and external liabilities incurred by local authorities.

(8)
The line item does not take into account all changes to public debt introduced by the Eurostat Manual, and is therefore not comparable to the figures in the table entitled "Debt-to-GDP Ratio" in "Recent Developments—The Italian Economy"

(9)
The line item includes all the funds of the Treasury deposited with the Bank of Italy and the sinking fund, which is mainly funded by privatization proceeds, as well as liquidity invested in the money market through operations on behalf of the Italian Treasury ("OPTES"). OPTES are overnight or very short-term transactions involving non collateralized deposits, conducted through auctions or bilateral trades undertaken between the Italian Ministry of Economy and Finance and OPTES counterparties.

Source: Ministry of Economy and Finance and Bank of Italy.

        In 2018 Italy's debt-to-GDP ratio increased by 0.8 per cent compared to 2017, reaching 134.8 per cent of GDP gross of euro area financial support and 131.5 per cent net of euro area financial support. Such increase in the debt-to-GDP ratio is mainly due to the increase in public sector expenditures and the changes introduced by the Eurostat Manual, described above.

        The table below shows the Italian Government's forecasts of the debt-to-GDP ratio gross of euro area financial support for the period 2018 to 2022.

Forecasted Debt-to-GDP Ratios

	2018	2019	2020	2021	2022
Public Debt, gross of euro area financial support	134.8	135.7	135.2	133.4	131.4

Source: Ministry of Economy and Finance.

        Public Debt Management.    In its Public Debt Management Guidelines for 2018, included in the 2019 Report on Public Debt, Italy adopted the following objectives and guidelines with respect to its public debt:

  1.
  Curbing the exposure to market risk by maintaining the current average maturity of government bonds;

  2.
  Keeping the year-end stock of treasury bonds (BOTs) in line with the previous year, without changing the proportion of BOTs compared to overall government securities;

  3.
  Increase the issuance of debt instruments indexed to the Eurozone (linkers), potentially including new issuances with 5-year or longer terms;

  4.
  With regards to the BTP Italia, issuing notes with a 6-year term and carrying out exchange and buyback transactions to manage the redemption profile in the coming years;

  5.
  Offering more CCTeu than those maturing in 2017, without materially changing the proportion of CCTeu compared to overall government securities;

  6.
  Reducing the issuance of BTPs with a maturity of 3 and 5 years compared to the previous year, without changing the issuance of BTPs with a maturity of 7 and 10 years compared to the previous year. Continuing to offer long term BTP;

  7.
  Carrying out a significant amount of exchange and buyback transactions to manage the debt portfolio redemption profile, especially in 2018 and 2019;

  8.
  Possibly restructuring the portfolio of derivatives in line with recent years, and implementing the collateralisation agreements system in order to hedge currency risk should foreign currency debt be issued;

  9.
  Ensuring an adequate liquidity buffer.

        In 2018 the average maturity of government securities decreased from 6.9 years in 2017 to 6.8 years, after three consecutive years of growth. As of August 31, 2019, the average maturity of government securities was 6.7 years. The average refixing period, the main index for measuring interest risk, also decreased from 5.8 years in 2017 to 6.1 years in 2018. As of June 30, 2019, the average refixing period was 6.2 years.

        At the end of 2018, the debt represented by government bonds was 84.4 per cent of the aggregate public debt of Italy. The table below presents the breakdown of the total government bonds issued in 2016, 2017 and 2018, respectively. As of May 31, 2019, the debt represented by government bonds was 85 per cent of the aggregate public debt of Italy.

Breakdown of Total Issued Government Bonds

	2016	% on total	2017	% on total	2018	% on total
BOT mini	0	0.0	0	0.0	0	0.0
BOT 3 months	0	0.0	0	0.0	0	0.0
BOT 6 months	76,669	18.8	75,000	17.6	75,303	18.8
BOT 12 months	76,025	18.6	76,601	17.9	76,350	19.0
Commercial Paper	0	0.0	0	0	0	0.0
Total short-term	152,694	37.4	151,601	35.5	151,653	37.82
CTZ	18,991	4.7	28,660	6.71	29,169	7.27
CCTeu	28,854	7.0	31,923	7.48	23,863	5.95
BTP 3 years	25,215	6.2	35,898	8.41	34,700	8.65
BTP 5 years	33,747	8.3	36,404	8.52	33,675	8.40
BTP 7 years	33,328	8.2	30,612	7.17	31,983	7.98
BTP 10 years	42,604	10.4	40,652	9.52	39,726	9.91
BTP 15 years	12,910	3.2	1,759	4.16	5,471	1.36
BTP 20 years	12,015	2.9	9,513	2.23	14,134	3.63
BTP 30 years	14,436	3.5	14,041	3.29	8,768	2.19
BTP 50 years	5,000	1.2	750	0.18	883	0.22
BTP€i 5 years	4,942	1.2	2,895	0.68	7,782	1.94
BTP€i 10 years	4,082	1.0	7,856	1.84	5,645	1.41
BTP€i 15 years	2,691	0.7	2,326	0.54	2,745	0.68
BTP€i 30 years	707	0.2	472	0.11	494	0.12
BTPItalia	13,234	3.2	15,697	3.68	9,873	2.40
Foreign	3,036	0.7	0	0	0	0.0
Total medium/long-term	255,793	62.6	262,084	64.50	249,324	62.18
Total	408,486	100	413,685	100	400,977	100

Source: 2019 Report on Public Debt.

        In 2018, the weighted average cost of debt increased to 1.1 per cent from 0.7 per cent in 2017, maintaining financing costs close to a historical minimum low. As of December 31, 2018, the aggregate average yields on government bonds was 1.7 per cent, while yields on short-term government bonds was 0.1 per cent. As of August 31, 2019, the weighted average cost of debt was 1.2 per cent.

        BTP-Bund Spread.    The spread between BTPs and German government bonds, in each case with a maturity of 10 years, decreased to approximately 168 bps as of September 1, 2019 from approximately 253 bps as of December 31, 2018.

        Privatization program.    In the Update of the 2019 Economic and Financial Document, the Treasury stated that, with respect to the privatization program announced in 2018, the target figure for proceeds from the sale of entities, directly or indirectly owned by Italy, was revised down to 0.0 per cent of GDP for 2019 and 0.2 per cent of GDP for 2020. The target figure for the period 2021-2022 has been set to 0.2 per cent of GDP.

Summary of Internal Debt

        Italy's total internal public debt as of December 31, 2018 was €2,237,067 million, an increase of €55.3 million from December 31, 2017. The following table summarizes the internal public debt as of December 31 of each of the years indicated.

Internal Public Debt

	2014	2015	2016	2017	2018
	(Millions of euro)
Debt incurred by the Treasury:
Short-Term Bonds (BOT)(1)	125,496	115,074	107,113	106,601	107,453
Medium- and Long-Term Bonds
CTZ(2)	52,751	48,651	39,607	40,692	45,591
CCT(3)	119,151	121,181	134,707	132,936	128,876
BTP(4)	1,204,124	1,229,152	1,300,594	1,368,729	1,408,853
BTP€i(5)	130,350	143,995	147,337	146,847	155,175
BTP Italia(6)	94,447	103,826	90,012	66,381	72,454

Total	1,726,318	1,761,880	1,819,370	1,862,186	1,918,402
Postal savings(7)	17,577	76,753	76,908	74,444	72,319
Treasury accounts(8)	152,256	158,223	154,064	159,012	165,266
ISPA loans(9)	500	500	500	500	500
Central Government entities	49,207	49,883	46,907	60.521	56,133
Other general Government entities	92,875	91,908	91,114	85,284	82,642

Total internal public debt(10)	2,038,733	2,139,147	2,188,862	2,241,947	2,295,262
Liquidity buffer(11)	(45,594)	(35,114)	(34,835)	(29,323)	(35,078)

Total internal public debt net of liquidity buffer	1,993,139	2,104,033	2,154,027	2,212,624	2,260,184

(1)
BOTs (Buoni Ordinari del Tesoro) are short-term, zero-coupon notes with a maturity up to twelve months.

(2)
CTZs (Certificati del Tesoro Zero-Coupon) are zero-coupon notes with maturities of twenty-four months.

(3)
CCTs (Certificati di Credito del Tesoro) are floating rate medium-term notes indexed to the six-month BOT rate with maturities of typically seven years and a semiannual coupon. The BOT rate is the interest rate at the BOT auction held at the end of the month prior to the one in which the coupons become payable. CCTs also include CCTEUs, which are indexed to six-month Euribor. As of December 31, 2017, no CCTs remain outstanding.

(4)
BTPs (Buoni del Tesoro Poliennali) are medium- and long-term notes that pay a fixed rate of interest, with a semiannual coupon.

(5)
BTP€is (inflation-linked BTPs) are medium- and long-term notes with a semiannual coupon. Both the principal amount under the notes and the coupon are indexed to the euro-zone harmonized index of consumer prices, excluding tobacco.

(6)
BTPItalia (Italian inflation-linked BTPs) are medium- and long-term notes with a semiannual coupon. Both the principal amount under the notes and the coupon are indexed to the Italian inflation rate, excluding tobacco. These notes were first issued by the Treasury in March 2012.

(7)
The figures have been revised to reflect the accounting changes to interest on postal savings, described in "Recent Developments—The Italian Economy". Updated data for 2014 and prior years is not yet available.

(8)
Treasury accounts are demand, short- and medium-term deposit accounts held by non-central Government entities at the Treasury. Treasury accounts also include liabilities for Euro coins minted by Italy..

(9)
The item includes the portion of debt incurred by ISPA in Italy, guaranteed by the State, in connection with the financing of the high-speed railway link between Turin, Milan, Rome and Naples.

(10)
The line item does not take into account all changes to public debt introduced by the Eurostat Manual, and is therefore not comparable to the figures in the table entitled "Debt-to-GDP Ratio" in "Recent Developments—The Italian Economy"

(11)
The item includes all the funds of the Treasury deposited with the Bank of Italy and the sinking fund, which is mainly funded by privatizations, as well as liquidity invested on the money market through OPTES. For additional information, see "Monetary System—Monetary Policy".

Source: Ministry of Economy and Finance and Bank of Italy.

        In 2017 and 2018, the ratio of short-term bonds to total securities issued by the Treasury was approximately 5.6 per cent and approximately 5.5 per cent, respectively.

Summary of External Debt

        External debt is debt initially incurred or issued in a currency other than Euro or outside Italy. Total external public debt as of December 31, 2018 was € 84.9 million. Historically, Italy has not relied heavily on external debt. The following table summarizes the external public debt as of December 31 of each of the years indicated.

Summary of External Debt

	December 31,
	2014	2015	2016	2017	2018
	(Millions of euro)
External Treasury Bonds(1)	47,308	43,959	39,240	35,589	32,399
ISPA (bonds and loans)(2)	9,606	9,606	9,605	9,614	9,627
Central Government entities	39,412	40,289	42,803	41,454	42,341
Other general Government entities	2,264	1,068	536	527	522
Total external public debt	98,590	94,922	92,184	87,184	84,890

(1)
Italy often enters into currency swap agreements in the ordinary course of the management of its debt. The total amount of external bonds shown above takes into account the effect of these arrangements.

(2)
The item includes the full amount of ISPA bonds and a portion of loans incurred by ISPA in connection with the financing of the high-speed railway link between Turin, Milan, Rome and Naples.

Source: Ministry of Economy and Finance.

        The following table sets forth a breakdown of the external public debt of Italy, by currency, as of December 31 of each of the years indicated. The amounts shown below are nominal values at issuance, before giving effect to currency swaps, and do not include external public debt of state sector entities and other general Government entities. Italy often enters into currency swap agreements in the ordinary course of the management of its debt.

	December 31,
	2014	2015	2016	2017	2018
	(in millions)
Euro(1)	23,523	27,389	27,321	26,815	24,456
British Pounds	2,050	1,750	1,750	1,750	1,750
Swiss Francs	3,000	1,000	1,000	1,000	0
U.S. Dollars	19,000	12,500	7,500	5,500	5,500
Japanese Yen	460,000	335,000	235,000	110,000	60,000
Norwegian Kroner	2,000	0	0	0	0
Czech Koruna	7,470	7,470	7,470	4,980	4,980

(1)
The item does not include the amount of debt incurred in euros by ISPA and guaranteed by the State, which is shown in the previous table.

Source: Ministry of Economy and Finance.

        Excessive Deficit Procedure.    In accordance with the Treaty on the Functioning of the EU ("TFEU"), the EU Commission monitors compliance with budgetary discipline of each Member State, on the basis of two criteria: (1) whether the ratio of the planned or actual government deficit to GDP exceeds the reference value of 3.0 per cent; and (2) whether the ratio of government debt to GDP exceeds the reference value of 60.0 per cent, unless the ratio is diminishing and approaching the reference value at a satisfactory pace. Further, the EU Commission takes into account whether the government deficit exceeds government investment expenditure and all other relevant factors, including the medium-term economic and budgetary position of the Member State. For additional information on the budget process, see "Public Finance—The Budget Process."

        On May 23, 2018, the EU Commission issued a report to Italy under Article 126(3) of TFEU stating that, although the 2017 debt requirements should have been considered as complied with by Italy at the time, Italy showed a significant deviation from the adjustment path towards the medium-term budgetary objective recommended by the EU Council to Italy for 2018.

        On November 11, 2018, the EU Commission issued an additional report under Article 126(3) of TFEU, identifying in Italy's Draft Budgetary Plan for 2019 a case of a "particularly serious non-compliance" with the fiscal recommendations previously made by the EU Council. This report prompted discussions between the Government and the EU Commission, which resulted in certain amendments to 2019 Draft Budgetary Plan in the course of December 2018.

        On May 23, 2019, the EU Commission notified Italy that it was considering the issuance of a further report under Article 126(3) of TFEU and requested Italy to provide any documentation with respect to the relevant factors Italy wanted the EU Commission to take into account in preparation of this report.

        On May 31, 2019, the Government responded to the EU Commission's letter by providing certain documents concerning relevant factors to take into account and observing, among other things, that:

  1)
  with respect to 2018, the Government limited its activity to the actions required to meet the budgetary commitments of the prior government and refrained from adopting any additional fiscal measures;

  2)
  with respect to 2019, the Government expected a deficit of 2.3 per cent of GDP (as compared to the 2.4 per cent deficit which was forecasted in the 2019 Stability Programme and the 2.5 per cent deficit which was forecasted by the EU Commission in 2019 spring forecast), as a result of higher-than-expected revenues and lower-than-projected public expenditure incurred by Italy on the basic universal income (Reddito di Cittadinanza) and the new early retirement scheme (Quota Cento) measures recently adopted by the Government; and

  3)
  with respect to 2020, the Government confirmed the 2.1 per cent of GDP deficit target, and renewed the commitment to finding alternative financing measures to meet such target.

        On June 5, 2019, the EU Commission issued a report to Italy under Article 126(3) of TFEU. In this report, the EU Commission stated that Italy's public debt-to-GDP ratio, which stood at 132.2 per cent in 2018, was well above the 60.0 per cent of GDP reference value set for in the TFEU, and that Italy did not comply with the debt reduction benchmark in 2018.

        In addition, the EU Commission noted that, among other things:

  1)
  contrary to Italy's forecast, the EU Commission expected Italy's debt-to-GDP ratio to rise in both 2019 and 2020, to over 135.0 per cent, due to a debt-increasing "snowball effect" (i.e., if interest rates are higher than the sum of inflation and growth (nominal growth), debt will grow even if there is a budget surplus), a declining primary surplus, and lower than expected privatization proceeds;

  2)
  in the absence of prudent fiscal policies, Italy's public debt exposes the country to market confidence shocks on sovereign yields, with a negative impact on both the interest bill paid by the country and the overall financing cost for the real economy, which would negatively impact growth; and

  3)
  with respect to the following recommendations previously made by the EU Council to Italy, Italy made:

  a.
  some progress in fighting corruption, in reducing the stock of non-performing loans in the banking sector, and in implementing the reform of active labor market policies;

  b.
  limited progress in tackling tax evasion through the introduction of compulsory electronic invoicing, in improving market-based access to finance, in enforcing the framework for publicly owned enterprises, in encouraging women to work, as well as in fostering research, innovation, digital skills and infrastructure and vocational oriented tertiary education;

  c.
  no progress in reducing the share of old-age pensions in its public spending to create space for other social spending; and

  d.
  no progress in shifting taxation away from labor.

        In particular, with respect to the recommendation to reduce old-age pensions, the newly introduced early retirement option (Quota Cento) was considered by the EU Commission as backtracking on major reforms adopted in the past. For those provisions, the 2019 Budget earmarked funds totaling 0.2 per cent of GDP in 2019 and 0.5 per cent of GDP in 2020 and 2021, but additional costs are also expected in the following years. Additional expenditure in the amount of €7.1 billion and €8.0 billion are also expected for 2019 and 2020, respectively, to finance the basic universal income (Reddito di Cittadinanza), see "The Italian Economy—Key Measures related to the Italian Economy—Measures adopted in 2019".

        With respect to the recommendation to shift taxation away from labor, the EU Commission scrutinized the 2019 Budget Law, which included certain measures that, in the opinion of the EU Commission, may negatively affect tax compliance, such as:

  1)
  a reformed process for the settlement of past tax liabilities, including the possibility to pay in instalments over several years, with favorable interest rates and no fines. Such measures have an estimated positive impact on revenues of approximately 0.1 per cent of GDP in 2020;

  2)
  a measure allowing taxpayers, under specific conditions and limits, to disclose past unreported income and requiring them to pay only 20.0 per cent of the corresponding tax liability. Such measures have an estimated positive impact on revenues of approximately 0.1 per cent of GDP in 2020;

  3)
  an extension to the scope of the simplified tax regime for the self-employed, resulting in an expected decrease of revenues of 0.1 per cent of GDP starting from 2019;

  4)
  a flat 20 per cent tax rate for workers engaged in entrepreneurial activities with a yearly turnover of up to €100,000, resulting in an expected decrease of revenues of 0.1 per cent of GDP starting from 2021; and

  5)
  a reduction of the corporate tax rate from 24.0 per cent to 15.0 per cent on firms' profits used to increase investment or to hire new employees, resulting in an expected structural revenues loss of around 0.1 per cent of GDP in 2019.

        On June 19, 2019, the Government responded to the EU Commission confirming Italy's intention to comply with the applicable budgetary rules. Among other things, Italy stated that:

  1)
  the 2019 Budget is in compliance with the SGP rules;

  2)
  the reformed process for the settlement of past tax liabilities has generated higher than expected revenues to date;

  3)
  with effects from 2020, the Government expects to improve the debt to GDP ratio by 0.2 per cent annually through an increase of indirect taxes in an amount equivalent to approximately 1.3 per cent of GDP;

  4)
  with respect to the 2020-2022 period, the Government intends to adopt a reform of the personal income tax, and implement a comprehensive spending review.

        On July 1, 2019, the Government adopted certain fiscal correction measures for 2019 in an aggregate amount of €7.6 billion or 0.4 per cent of GDP in nominal terms and €8.2 billion or 0.5 per cent of GDP in structural terms. This intervention allowed for a lower deficit of 2.0 per cent of GDP for 2019, in line with the EU Commission's recommendations. Among others, key measures included a freeze on certain funds (€1.5 billion) which, under the 2019 Budget, were originally allocated to the basic universal income (Reddito di Cittadinanza), and the new early retirement scheme (Quota Cento). Such fiscal correction measures were described in a letter by the Government to the EU Commission dated July 2, 2019. In this letter, the Government reiterated the commitment to achieve a structural improvement for 2020 in line with the SGP rules, through a revision of tax expenditures and an implementation of a comprehensive spending review.

        On July 3, 2019, the EU Commission formally informed the EU Council that the fiscal correction measures for 2019 adopted by Italy on July 1, 2019 were material enough for the EU Commission not to recommend to the EU Council the opening of an excessive deficit procedure against Italy. The EU Commission will continue to monitor and assess compliance of Italy's 2020 draft budgetary plan with the SGP rules and the implementation by Italy of the structural reforms suggested in the country-specific recommendations.

TABLES AND SUPPLEMENTARY INFORMATION

Floating Internal Debt(1) as of August 31, 2019

	Interest Rate	Maturity Date	Outstanding principal amount
	(Millions of euro)
BOT (3 months)	various	various	0
BOT (6 months)	various	various	39,710
Treasury accounts(2)	floating	none	171,814
Total floating internal debt of the Treasury			211,524
Liquidity buffer(2)	floating	none	(94,787)
Total floating internal debt net of liquidity buffer			116,737

(1)
Floating debt is debt that has a maturity at issuance of less than one year. Funded debt is debt that has a maturity at issuance of one year or more.

(2)
Data as of July 31, 2019.

Source: Ministry of Economy and Finance and Bank of Italy.

Funded Internal Debt(1) as of August 31, 2019

	Interest Rate	Maturity Date	Outstanding principal amount
	(Millions of euro)
BOT (12 months)	various	various	78,523
CTZ	various	various	59,615
CCT	various	various	138,334
BTP	various	various	1,456,544
BTP€I	various	various	165,426
BTP Italia	various	various	71,894

Other funded internal debt	various	various	95,759

Total funded internal debt of the Treasury			2,066,096

(1)
Floating debt is debt that has a maturity at issuance of less than one year. Funded debt is debt that has a maturity at issuance of one year or more.

Source: Ministry of Economy and Finance and Bank of Italy.

External Bonds of the Treasury as of August 31, 2019

        The following table shows the external bonds of the Treasury issued and outstanding as of August 31, 2019.

Original Currency Nominal Amount	Interest Rate	Initial Public Offering Price (%)	Date of Issue	Maturity Date	Amount Outstanding	Equivalent in Euro
United States Dollar(1)(*)
$3,500,000,000	6.88%	98.73	September 27, 1993	September 27, 2023	$3,500,000,000	€3,171,438,927
$2,000,000,000	5.38%	98.44	February 27, 2003	June 15, 2033	$2,000,000,000	€1,812,250,816

					$5,500,000,000	€4,983,689,743

Original Currency Nominal Amount	Interest Rate	Initial Public Offering Price (%)	Date of Issue	Maturity Date	Amount Outstanding	Equivalent in Euro
Euro(2)
€1,000,000,000	Floating	101.60	June 28, 1999	June 28, 2029	€905,000,000	€905,000,000
€150,000,000	Zero Coupon	100.00	February 20, 2001	February 20, 2031	€150,000,000	€150,000,000
€300,000,000	Floating	100.00	May 31, 2005	May 31, 2035	€300,000,000	€300,000,000
€720,000,000	3.83%	100.00	June 2, 2005	June 2, 2029	€720,000,000	€720,000,000
€395,000,000	3.75%	100.00	June 2, 2005	June 2, 2030	€395,000,000	€395,000,000
€200,000,000	Floating	100.00	June 8, 2005	June 8, 2020	€200,000,000	€200,000,000
€2,500,000,000	Floating	100.00	June 15, 2005	June 15, 2020	€2,500,000,000	€2,500,000,000
€300,000,000	Floating	100.00	June 28, 2005	June 28, 2021	€300,000,000	€300,000,000
€200,000,000	Floating	100.00	November 9, 2005	November 9, 2025	€200,000,000	€200,000,000
€900,000,000	Floating	99.38	March 17, 2006	March 17, 2021	€900,000,000	€900,000,000
€192,000,000	4.42%	100.00	March 28, 2006	March 28, 2036	€192,000,000	€192,000,000
€215,000,000	Floating	100.00	May 11, 2006	May 11, 2026	€215,000,000	€215,000,000
€1,000,000,000	1.85% Inflation Indexed	99.80	January 5, 2007	September 15, 2057	€1,201,120,000	€1,201,120,000
€250,000,000	2.00% Inflation Indexed	99.02	March 30, 2007	September 15, 2062	€300,347,500	€300,347,500
€160,000,000	4.49%	99.86	April 5, 2007	April 5, 2027	€160,000,000	€160,000,000
€500,000,000	2.20% Inflation Indexed	98.86	January 23, 2008	September 15, 2058	€589,940,000	€589,940,000
€258,000,000	5.26%	99.79	March 16, 2009	March 16, 2026	€258,000,000	€258,000,000
€250,000,000	4.85%	98.50	June 11, 2010	June 11, 2060	€250,000,000	€250,000,000
€125,000,000	4.10%	99.46	September 6, 2010	November 1, 2023	€125,000,000	€125,000,000
€125,000,000	4.20%	99.38	September 6, 2010	March 3, 2025	€125,000,000	€125,000,000
€150,000,000	4.45%	99.40	December 23, 2010	December 23, 2021	€150,000,000	€150,000,000
€500,000,000	2.85% Inflation Indexed	99.48	January 4, 2011	September 1, 2022	€560,815,000	€560,815,000
€450,000,000	4.45%	99.59	February 26, 2011	August 24, 2020	€450,000,000	€450,000,000
€2,259,500,000	6.22%	100.00	July 1, 2011	December 31, 2027	€1,490,311,134	€1,490,311,134
€230,000,000	4.20% Inflation Indexed	100.00	February 1, 2012	July 25, 2042	€251,015,100	€251,015,100
€437,500,000	3.44%	100.00	February 13, 2012	December 31, 2024	€40,904,836	€40,904,836
€500,000,000	5.05%	99.53	September 11, 2013	September 11, 2053	€500,000,000	€500,000,000
€500,000,000	4.75%	99.85	May 28, 2013	May 28, 2063	€500,000,000	€500,000,000
€250,000,000	2.97% Inflation Indexed	100.00	January 24, 2014	January 24, 2044	€263,170,100	€263,170,100
€1,000,000,000	1.51% Inflation Indexed	100.00	October 15, 2014	September 15, 2028	€1,053,100,000	€1,053,100,000
€1,000,000,000	1.86%	100.00	February 2, 2015	February 2, 2028	€1,000,000,000	€1,000,000,000
€500,000,000	2.19%	100.00	February 2, 2015	February 2, 2032	€500,000,000	€500,000,000
€300,000,000	1.19% Inflation Indexed	96.02	February 18, 2015	February 18, 2043	€315,351,000	€315,351,000
€500,000,000	1.77%	94.21	March 5, 2015	March 5, 2029	€500,000,000	€500,000,000
€500,000,000	2.00%	92.16	March 5, 2015	September 5, 2032	€500,000,000	€500,000,000
€500,000,000	1.67%	100.00	May 6, 2015	May 6, 2028	€500,000,000	€500,000,000
€700,000,000	2.13%	100.00	May 22, 2015	May 22, 2027	€700,000,000	€700,000,000
€636,000,000	1,48% Inflation Indexed	100.00	May 4, 2016	May 4, 2046	€675,813,600	€675,813,600
€700,000,000	1.91%	100.00	May 18, 2016	May 18, 2029	€800,000,000	€800,000,000
€800,000,000	1.90%	100.00	June 22, 2016	June 22, 2031	€700,000,000	€700,000,000
€900,000,000	1.45%	100.00	October 17, 2016	April 17, 2027	€900,000,000	€900,000,000

					€22,336,888,270	€22,336,888,270

Original Currency Nominal Amount	Interest Rate	Initial Public Offering Price (%)	Date of Issue	Maturity Date	Amount Outstanding		Equivalent in Euro
Euro Ispa Bonds(3)
€3,250,000,000	5.13%	98.93	February 6, 2004	July 31, 2024		€3,250,000,000	€3,250,000,000
€2,200,000,000	5.20%	105.12	February 6, 2004	July 31, 2034		€2,200,000,000	€2,200,000,000
€850,000,000	Floating	100.00	March 4, 2005	July 31, 2045		€850,000,000	€850,000,000
€1,000,000,000	Floating	100.00	April 25, 2005	July 31, 2045		€1,000,000,000	€1,000,000,000
€300,000,000	Floating	100.00	June 30, 2005	July 31, 2035		€300,000,000	€300,000,000
€100,000,000	Floating	100.00	June 30, 2005	July 31, 2035		€100,000,000	€100,000,000

						€7,700,000,000	€7,700,000,000
Pound Sterling(4)(*)
£1,500,000,000	6.00%	98.56	August 4, 1998	August 4, 2028		£1,500,000,000	€1,656,268,978
£250,000,000	5.25%	99.47	July 29, 2004	December 7, 2034		£250,000,000	€276,044,830

						£1,750,000,000	€1,932,313,808
Japanese Yen(5)(*)
¥30,000,000,000	Floating	100.00	September 18, 2009	September 18, 2019		¥30,000,000,000	€255,798,090
¥ 25,000,000,000	Fixed	100.00	March 29, 2019	March 29, 2023		¥25,000,000,000	€213,165,075

						¥55,000,000	€468,963,165
Czech Koruna(6)(*)
CZK 2,490,000,000	4.40%	100.00	October 3, 2007	October 3, 2019	CZK	2,490,000,000	€96,087,057
CZK 2,490,000,000	4.41%	100.00	October 3, 2007	October 3, 2019	CZK	2,490,000,000	€96,087,057

					CZK	4,980,000,000	€192,174,114

TOTAL OUTSTANDING							37,614,029,000

(1)
U.S. dollar amounts have been converted into euro at $1.1036/€1.00, the exchange rate prevailing at August 30, 2019.

(2)
External debt denominated in currencies of countries that have adopted the euro have been converted into euro at the fixed rate at which those currencies were converted into euro upon their issuing countries becoming members of the European Monetary Union.

(3)
Bonds issued by Infrastrutture S.p.A.

(4)
Pounds Sterling amounts have been converted into euro at £0.90565/€1.00, the exchange rate prevailing at August 30, 2019.

(5)
Japanese Yen amounts have been converted into euro at ¥ 117.28/€1.00, the exchange rate prevailing at August 30, 2019.

(6)
Czech Koruna amounts have been converted into euro at CZK 25.914/€1.00, the exchange rate prevailing at August 30, 2019.

(*)
The above exchange rates are based on the official exchange rates of the Bank of Italy.

Source: Ministry of Economy and Finance.

	As of August 31, 2019
Currency	Before Swap (in %)	After Swap (in %)
US Dollars	13.25	5.36
Euro(1)	79.86	93.91
Pounds Sterling	5.14	0.73
Japanese Yen	1.25	—
Czech Koruna	0.51	—

Total External Bonds (in millions of Euro)	37,614.03	38,031.21

(1)
Including Euro ISPA Bonds.

Source: Ministry of Economy and Finance.

 Breakdown of General Government Securities by Holding Sector

        The following table shows the breakdown of General Government securities by holding sector as of December 31 of each of the years indicated.

	December 31,
Category of holder	2014	2015	2016	2017	2018
	(in millions)
European Central Bank	101,987.60	165,024.90	268,081.00	363,271.60	396,872.10
Other MFI	401,818.00	387,223.50	374,979.10	333,521.70	384,082.30
Other Resident financial institutions	432,087.70	449,074.50	451,038.70	428,949.00	445,938.40
Other Resident	183,473.40	125,784.90	102,349.20	106,595.60	106,646.20
Not Resident	672,915.70	695,110.30	676,649.10	681,010.20	629,881.90

Total	1,792,282.40	1,822,218.10	1,873,097.10	1,913,348.10	1,963,420.90

  Source: Bank of Italy.

        As of May 31, 2019, the holdings of General Government securities were as follows (in millions): the European Central Bank held 398,805.1, other MFI held 407,908.3, other resident financial institutions held 472,544.5, other residents held 79,236.8, and not residents held 646,530.5.

REPUBLIC OF ITALY

Area and Population

        Geography.    Italy is situated in south central Europe on a peninsula approximately 1,200 kilometers (745.645 miles) long and includes the islands of Sicily and Sardinia in the Mediterranean Sea and numerous smaller islands. To the north, Italy borders on France, Switzerland, Austria and Slovenia along the Alps, and to the east, west and south it is surrounded by the Mediterranean Sea. Italy's total area is approximately 302,073 square kilometers (116,631 square miles), and it has 8,970 kilometers (5,574 miles) of coastline. The independent States of San Marino and Vatican City, whose combined area is approximately 61 square kilometers (24 square miles), are located within the same geographic area. The Apennine Mountains running along the peninsula and the Alps north of the peninsula give much of Italy a rugged terrain.

        The following is a map of the European Union and the countries, including Italy, within the Euro area.

        The following is a map of Italy.

        Population.    According to ISTAT data, as of December 31, 2017, Italy's resident population was estimated to be approximately 60.484 million, accounting for approximately 12.0 per cent of the EU population, compared to approximately 60.589 million as of December 31, 2016. Italy is the fourth most populated country in the EU after Germany, France and the United Kingdom. For additional information on Italian population, see "Recent Developments."

        According to ISTAT data, as of December 31, 2017, the six regions in the southern part of the peninsula together with Sicily and Sardinia, known as the Mezzogiorno, had a population of approximately 20.7 million. As of the same date, northern and central Italy had a population of approximately 27.7 million and 12.1 million respectively.

        As of December 31, 2017, the breakdown of the resident population by age group was as follows:

• under 20	18.3%
• 20 to 39	22.4%
• 40 to 59	31.1%
• 60 and over	28.2%

Source: ISTAT.

        Italy's fertility rate is one of the lowest in the world, while life expectancy for Italians is among the highest in the world. The average age of the resident population is increasing, mainly due to resident population decreasing in recent years.

        Rome, the capital of Italy and its largest city, is situated near the western coast approximately halfway down the peninsula, and had a population of approximately 2.87 million as of December 31, 2017. The next largest cities are Milan, with a population of approximately 1.37 million, Naples, with approximately 0.97 million inhabitants, and Turin, with approximately 0.88 million inhabitants. Based on ISTAT data, as of December 31, 2017, population density was approximately 200.23 persons per square kilometer.

        According to ISTAT data, as of December 31, 2017, there were approximately 5.1 million foreigners holding permits to live in Italy, a 1.9 per cent increase from December 31, 2016. Immigration legislation has been the subject of intense political debate since the early 1990s. Since 2002, Italy has tightened its immigration laws through Law No. 189 of July 30, 2002 (Legge Bossi-Fini), and in the past decade initiated bilateral agreements with several countries for cooperation in identifying illegal immigrants. In addition to measures aimed at controlling illegal immigration, the Italian Government has also introduced measures aimed at regularizing the position of illegal immigrants, such as Legislative Decree No. 109 of July 16, 2012 and Law Decree No. 76 of June 28, 2013 (converted into Law No. 99 of August 9, 2013). While these legislative efforts have resulted in the regularization of large numbers of illegal immigrants, Italy continues to have a relatively large number of foreigners living in Italy illegally.

        In 2017, approximately 0.2 million people—refugees, displaced persons and other migrants, mainly from Nigeria and Syria—have made their way to Europe, impacting transit countries, such as Italy and Greece. This represented a decrease by approximately 0.3 million from 0.5 million people arriving in 2016, and 1.6 million from 1.8 million people arriving in 2015. In the first two quarters of 2018, approximately 60 thousand people—refugees, displaced persons and other migrants, mainly from Syria, Iraq and Afghanistan—made their way into Europe, a decrease of approximately 45 per cent compared to the same quarters of 2017. This decrease was largely attributable to several measures adopted by the EU in 2016, including the establishment of the European Border and Coast Guard Agency, which operates integrated European intervention teams comprising escorts, monitors and return specialists, and certain arrangements entered into with Turkey on March 18, 2016, pursuant to which, inter alia, all irregular migrants or asylum seekers whose applications are declared inadmissible crossing from Turkey to Greece are returned to Turkey.

        The EU has in place a Common European Asylum System (EU Regulation No. 439/2010) regulating the allocation of asylum applications among Member States and providing for a common set of rules to simplify and shorten the asylum procedure, discourage secondary movements and increase the prospect of integration. In addition, on June 26, 2013, the EU introduced the so-called Dublin Regulation (EU Regulation No. 604/2013) providing for criteria and mechanisms for determining the Member State responsible for examining an application for international protection lodged in one of the Member States by a third-country national or a stateless person. In May 2016, the European Commission submitted proposals to amend the Dublin Regulation seeking to make the current rules more transparent and efficient, while providing for a mechanism to deal with situations of disproportionate pressure on Member States' asylum systems. To this end, the European Commission proposed the introduction of a structured EU resettlement framework, which has not been adopted to date.

        In 2018, approximately 23,370 immigrants arrived illegally in Italy by sea, compared to approximately 119,400 and 181,400 arriving illegally in 2017 and 2016, respectively, a decrease due to intensified activities of the Libyan Coast Guard to monitor migration via the Central Mediterranean route as a consequence of additional training provided by European Border and Coast Guard Agency to the Libyan Coast Guard.

        As of August 31, 2017, the Italian Government hosted approximately 196,000 migrants. Asylum seekers more than quadrupled between 2013 and 2017, with the number of applications rising from 26,000 in 2013 to more than 128,000 in 2017.

        The number of migrants entering Italy by sea has been decreasing significantly since July 2017. In large part this is due to Italy's decision in June 2018 to limit the ability of refugees and migrants rescued off the coast of Libya by NGOs and merchant vessels to disembark at Italian ports. This decision has caused tensions with other Member States, prompting Italy to renew its request that the EU organize a dedicated search and rescue operation in the Mediterranean. No agreement has been reached among EU Member States on a dedicated search and rescue operation organized and managed by the EU, and disembarkation following rescue at sea operations continue to be handled on a case by case basis by coastal EU States in coordination with other EU Member States willing to consider relocations.

        Generally, a proportion of refugees and migrants attempt to move on from the country in Europe where they had first arrived. In response to this irregular onward movement from Italy, neighboring States and others have introduced measures such as the reintroduction of border controls and strict implementation of bilateral agreements for joint patrols of the border and readmission procedures. This onward movement poses challenges for Member States such as administrative duplication and additional costs because of the increased demands on the ability of those Member States to absorb additional refugees and migrants.

Government and Political Parties

        Italy was originally a loose-knit collection of city-states, most of which united into one kingdom in 1861. It has been a democratic republic since 1946. The Italian Government operates under a Constitution, originally adopted in 1948, that provides for a division of powers among the legislative, executive and judicial branches.

        The Legislative Branch.    Parliament consists of a Chamber of Deputies, with 630 elected members, and a Senate, with 315 elected members and a small number of life tenure Senators, currently six, consisting of former Presidents of the Republic and prominent individuals appointed by the President. Except for life Senators, members of Parliament are elected for five years by direct universal adult suffrage, although elections have been held more frequently in the past because the instability of multi-party coalitions has led to premature dissolutions of Parliament. The Chamber of Deputies and the Senate rank equally and have substantially the same legislative power. Any statute must be approved by both the Chamber of Deputies and the Senate before being enacted.

        The Executive Branch.    The head of State is the President, elected for a seven-year term by an electoral college that includes the members of Parliament and 58 regional delegates. President Giorgio Napolitano was re-elected in April 2013 and resigned on January 14, 2015 before the end of his term in 2020. On January 31, 2015, Parliament along with 58 regional delegates elected Mr. Sergio Mattarella as the new President. The President nominates and Parliament confirms the Prime Minister, who is the effective head of government. The President has the power to dissolve Parliament. The Council of Ministers is appointed by the President on the Prime Minister's advice. The Prime Minister and the Council of Ministers answer to the Chamber of Deputies and the Senate and must resign if Parliament passes a vote of no confidence in the administration. The Constitution also grants the President the power to appoint one-third of the members of the Constitutional Court, call general elections and lead the army.

        The Judicial Branch.    Italy is a civil law jurisdiction. Judicial power is vested in ordinary courts, administrative courts and courts of accounts. The highest ordinary court is the Corte di Cassazione in Rome, where judgments of lower courts of local jurisdiction may be appealed. The highest of the administrative courts, which hear claims against the State and local entities, is the Consiglio di Stato in Rome. The Corte dei Conti in Rome supervises the preparation of, and adjudicates, the State budget of Italy.

        There is also a Constitutional Court (Corte Costituzionale) that does not exercise general judicial powers, but adjudicates conflicts among the other branches of government and determines the constitutionality of statutes. Each of the President, the Parliament (in joint session) and representatives of the highest civil and administrative courts appoint five members of the Constitutional Court, for a total of 15 members.

        Criminal matters are within the jurisdiction of the criminal law divisions of ordinary courts, which consist of magistrates who either act as judges in criminal trials or are responsible for investigating and prosecuting criminal cases.

        Political Parties.    The main political parties are: (i) Movimento 5 Stelle, a non-aligned political party led by Mr. Luigi Di Maio, (ii) Lega, a right-wing political party led by Mr. Matteo Salvini, (iii) Partito Democratico, a center-left political party led by Mr. Nicola Zingaretti, (iv) Forza Italia, a center-right political party led by Mr. Silvio Berlusconi, (v) Fratelli d'Italia, a center-right political party led by Ms. Giorgia Meloni and (vi) Liberi e Uguali, a center-left political party led by Mr. Pietro Grasso.

        The general Parliamentary elections held on March 4, 2018 resulted in no political party or coalition having a majority of either the Chamber of Deputies or the Senate. The center-right coalition, led by Lega, obtained the highest number of votes on a national level for the elections of both the Chamber of Deputies and the Senate, while Movimento 5 Stelle obtained the highest number of votes on a national level for an individual political party.

        After 89 days of consultations with the main political parties, and following a political agreement between Lega and Movimento 5 Stelle, on May 31, 2018 President Sergio Mattarella appointed Mr. Giuseppe Conte to form a new government, and Mr. Giuseppe Conte was sworn in as Prime Minister on June 1, 2018. The new government, which was supported by a parliamentary vote of confidence on June 6, 2018, comprises members from, and is supported by, Lega and Movimento 5 Stelle.

        Elections.    Except for a brief period, since Italy became a democratic republic in 1946 no single party has been able to command an overall majority in Parliament, and, as a result, Italy has a long history of coalition governments.

        On October 26, 2017, Parliament adopted Law No. 165, the new electoral law (so-called Rosatellum) that became effective on November 12, 2017 (the "2017 Electoral Law"). The 2017 Electoral Law provides for a mixed system of proportional and majority method with 35 per cent of seats awarded using a first past the post electoral system and 64 per cent of seats awarded using a proportional method, with one round of voting. As a result of the adoption of the 2017 Electoral Law, the 630 seats in the Chamber of Deputies are awarded as follows: (i) 232 seats are awarded through a first past the post vote in an equivalent number of single-member districts, (ii) 386 seats are awarded by vote based on regional proportional representation, and (iii) 12 seats are awarded by vote of Italians abroad. Excluding the life tenure Senators (currently six), who includes senators appointed at the discretion of the President, and former presidents of Italy, the 315 seats in the Senate are awarded as follows: (i) 109 seats are awarded through a first past the post vote in an equivalent number of single-member districts, (ii) 200 seats are awarded by vote based on regional proportional representation, and (iii) 6 seats are awarded by vote of Italians abroad. Both the Senate and the Chamber of Deputies are elected on a single ballot. Parties are not eligible for any seats unless they obtain at least 3 per cent of the total votes, while the minimum threshold for party coalitions is 10 per cent (on the assumption that at least one party in the coalition obtain at least 3 per cent of the total votes).

        Regional and Local Governments.    Italy is divided into 20 regions made up of 14 metropolitan areas, 84 provinces and 6 municipal consortia. The Italian Constitution reserves certain functions, including police services, education and other local services, for the regional and local governments. Following a Constitutional reform passed by Parliament in 2001, additional legislative and executive powers were transferred to the regions. Legislative competence that historically had belonged exclusively to Parliament was transferred in certain areas (including foreign trade, health and safety, ports and airports, transport network and energy production and distribution) to a regime of shared responsibility whereby the national government promulgates legislation defining fundamental principles and the regions promulgate implementing legislation. Furthermore, as to all areas that are neither subject to exclusive competence of Parliament nor in a regime of shared responsibility between Parliament and the regions, exclusive regional competence is conferred to a region upon its request, subject to Parliamentary approval. In July 2009, Italy adopted legislation designed to increase the fiscal autonomy of regional and local governments. Under the new system, lower levels of government are able to levy their own taxes and will have a share in central tax revenues, including income tax and value added tax. In addition, a "standard cost" for public services such as health, education, welfare and public transport has been determined to set budgets for local governments.

        The Italian Constitution grants special status to five regions (Sicily, Sardinia, Trentino-Alto Adige, Friuli-Venezia Giulia and Valle d'Aosta) providing them with additional legislative and executive powers.

        Referenda.    An important feature of Italy's Constitution is the right to hold a referendum to abrogate laws passed by Parliament. Upon approval, a referendum has the legal effect of annulling legislation to which it relates. Referenda cannot be held on matters relating to taxation, the State budget, the ratification of international treaties or judicial amnesties. A referendum can be held at the request of 500,000 signatories or five regional councils. In order for a referendum to be approved, a majority of the Italian voting population must vote in the referendum and a majority of such voters must vote in favor of the referendum.

        Constitutional reforms can be approved by two thirds of the members of each of the Chamber of Deputies and the Senate. If a constitutional reform fails to be approved by this super majority, the relevant reform may be submitted to a popular referendum at the request of one-fifth of the members of either the Chamber of Deputies or the Senate, 500,000 petitioners or five regional councils. Unlike any other referendum, referenda called to amend the Constitution do not require a quorum of the majority of the Italian voting population to vote in such referenda.

The European Union

        Italy is a founding member of the European Economic Community, which now forms part of the European Union. Italy is one of the 28 current members of the EU together with Austria, Belgium, Bulgaria, Croatia, Cyprus, the Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Latvia, Lithuania, Luxembourg, Malta, The Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Sweden and the United Kingdom. The EU had an estimated population of approximately 511.5 million as of December 31, 2017.

        The European Union is currently negotiating the terms and conditions of accession to the EU of the following candidate countries: Albania, the Former Yugoslav Republic of Macedonia, Montenegro, Serbia, and Turkey. Potential candidates are Bosnia and Herzegovina and Kosovo.

        On June 23, 2016, a majority of the United Kingdom registered voters in a referendum voted in favor of leaving the EU (referred to as Brexit). On March 29, 2017, the United Kingdom served notice under Article 50 of the Lisbon Treaty, dated December 13, 2007, triggering a two-year time limit for negotiating and reaching a deal on the terms of Brexit, although this period was subject to extension if the European Council and the United Kingdom agreed to do so. On November 14, 2018, the EU and the government of the United Kingdom agreed the terms of a withdrawal agreement that had to be ratified by the United Kingdom and the European Parliament ahead of the United Kingdom's withdrawal, which was expected on March 29, 2019. The agreement was not ratified by the Parliament of the United Kingdom by such date and the EU and the United Kingdom agreed to an extension of such term until April 12, 2019 and, subsequently, until October 31, 2019. If the withdrawal agreement is not ratified by the Parliament of the United Kingdom by October 31, 2019, and the parties fail to agree on a different deal or a further extension of the deadline for the United Kingdom to leave the EU is not agreed, the United Kingdom would be leaving the EU without a deal regulating the terms of Brexit and its future relationship with the rest of the EU (the "No-Deal Brexit"). Pending negotiations under Article 50 of the Lisbon Treaty, EU treaties and laws will continue to apply to the United Kingdom.

        A No-Deal Brexit could impact negatively European and international markets, negatively affecting trade and causing fluctuations in exchange rates between the Pound Sterling and other currencies and great market volatility in general, with possible negative consequences on the Italian financial sector and economy. In order to mitigate the negative effects of a No-Deal Brexit on the Italian economy, on March 20, 2019, the Italian Government adopted Law Decree No. 22/2019, which includes a number of measures that, for an extended period of time of 18 months, are intended to protect the stability of the Italian financial, banking and insurance system and the relationship between Italy and the United Kingdom. The effects of a negotiated Brexit on the Italian financial sector and economy and the future relationship between Italy and the United Kingdom will largely depend on the timing and terms of Brexit. Regardless, the result of the June 2016 referendum has created and will continue to create considerable uncertainty with respect to the political and economic prospects of the United Kingdom and the EU, and the possibility of other EU Member States holding a referendum similar to the one held in the United Kingdom in 2016 or otherwise debating their continued membership of the EU, or prolonged periods of uncertainty related to these eventualities, could cause harm to financial stability in Italy and the rest of Europe.

        Independent of Brexit, a general worsening of the macroeconomic framework may have a negative impact on the Italian economy and the economy of other Member States. In a downturn, the economy of Italy and other Member States may suffer and certain events such as a credit crisis may have material negative consequences on their financial stability.

        EU Member States have agreed to delegate sovereignty for certain matters to independent institutions that represent the interests of the union as a whole, its Member States and its citizens. Set forth below is a summary description of the main EU institutions and their role in the European Union.

        The Council of the EU.    The Council of the EU, or the Council, is the EU's main decision-making body. It meets in different compositions by bringing together on a regular basis ministers of the Member States to decide on matters such as foreign affairs, finance, education and telecommunications. When the Council meets to address economic and financial affairs, it is referred to as ECOFIN. The presidency of the Council rotates amongst Member States every six months according to a pre-set order. Malta was in charge of the presidency of the Council from January 2017 to June 2017, while Estonia took the place of the United Kingdom for the presidency of the Council from July 2017 to December 2017, due to the results of the Brexit referendum and the notice under Article 50 of the Lisbon Treaty served on March 29, 2017. Bulgaria and Austria were in charge of the presidency of the Council from January 2018 to June 2018 and from July 2018 to December 2018, respectively. Romania is currently in charge of the presidency of the Council, while Finland will be in charge from July 2019 to December 2019.

        The Council mainly exercises, together with the European Parliament, the European Union's legislative function and promulgates:

  •
  regulations, which are EU laws directly applicable in Member States;

  •
  directives, which set forth guidelines that Member States are required to enact by promulgating national laws; and

  •
  decisions, through which the Council implements EU policies.

        The Council also coordinates the broad economic policies of the Member States and concludes, on behalf of the EU, international agreements with one or more Member States or international organizations. In addition, the Council:

  •
  shares budgetary authority with the European Parliament;

  •
  makes the decisions necessary for framing and implementing a common foreign and security policy; and

  •
  coordinates the activities of Member States and adopts measures in the field of police and judicial cooperation in criminal matters.

        Generally, decisions of the Council are made by qualified majority vote on a proposal by the Commission or the High Representative of the Union for Foreign Affairs and Security Policy. Starting from November 1, 2014, pursuant to changes enacted by the Treaty of Lisbon, qualified majority is achieved if:

  •
  55 per cent of Member States vote in favor (72 per cent in case the proposal is not coming from the Commission or from the High Representative); and

  •
  the proposal is supported by Member States representing at least 65 per cent of the total EU population.

        A minority of at least four Council members representing 35 per cent of the population may block a qualified majority vote.

        The European Parliament.    The European Parliament is elected every five years by direct universal suffrage. The European Parliament has three essential functions:

  •
  it shares with the Council the power to adopt directives, regulations and decisions;

  •
  it shares budgetary authority with the Council and can therefore influence EU spending; and

  •
  it approves the nomination of EU Commissioners, has the right to censure the EU Commission and exercises political supervision over all the EU institutions.

        Following the election held between May 23, 2019 and May 26, 2019, each Member State was allocated the following number of seats in the European Parliament:

Austria	18	Latvia	8
Belgium	21	Lithuania	11
Bulgaria	17	Luxembourg	6
Cyprus	6	Malta	6
Croatia	11	Netherlands	26
Czech Republic	21	Poland	51
Denmark	13	Portugal	21
Estonia	6	Romania	32
Finland	13	Slovakia	13
France	74	Slovenia	8
Germany	96	Spain	54
Greece	21	Sweden	20
Hungary	21	United Kingdom	73
Ireland	11	Total	751
Italy	73

        The five largest political groups in the European Parliament as a result of the 2019 elections are:

  •
  the European People's Party (Christian Democrats), which comprises politicians of Christian democratic, conservative and liberal-conservative orientation, cumulatively representing approximately 24 per cent of the total seats;

  •
  the Progressive Alliance of Socialists and Democrats in the European Parliament, which is the political group of the Party of European Socialists, cumulatively representing approximately 20 per cent of the total seats;

  •
  Renew Europe, which comprises politicians of liberal-centrist orientation, cumulatively representing approximately 14 per cent of the total seats;

  •
  the Greens/European Free Alliance, which comprises primarily of green and regionalist politicians, cumulatively representing approximately 10 per cent of the total seats; and

  •
  Identity and Democracy, which comprises politicians of nationalist orientation, cumulatively representing approximately 10 per cent of the total seats.

        For further information on the results of the 2019 European Parliamentary in Italy, see "Recent Developments—Republic of Italy—The European Union".

        The European Commission.    The European Commission traditionally upholds the interests of the EU as a whole and has the right to initiate draft legislation by presenting legislative proposals to the European Parliament and Council. Currently, the European Commission consists of 28 members, one appointed by each Member State for five year terms.

        Court of Justice.    The Court of Justice ensures that Community law is uniformly interpreted and effectively applied. It has jurisdiction in disputes involving Member States, EU institutions, businesses and individuals. A Court of First Instance has been attached to it since 1989.

        Other Institutions.    Other institutions that play a significant role in the European Union are:

  •
  the European Central Bank, which is responsible for defining and implementing a single monetary policy in the euro area;

  •
  the Court of Auditors, which checks that all the European Union's revenues has been received and that all its expenditures have been incurred in a lawful and regular manner and oversees the financial management of the EU budget; and

  •
  the European Investment Bank, which is the European Union's financial institution, supporting EU objectives by providing long-term finance for specific capital projects.

Membership of International Organizations

        Italy is a member of the North Atlantic Treaty Organization (NATO), as well as many other regional and international organizations, including the United Nations and many of its affiliated agencies. Italy is one of the Group of Seven (G-7) industrialized nations, together with the United States, Japan, Germany, France, the United Kingdom and Canada, and a member of the Group of Twenty (G-20), which brings together the world's major advanced and emerging economies, comprising the European Union and 19 country members. Italy is also a member of the Organization for Economic Co-operation and Development (OECD), the World Trade Organization (WTO), the IMF, the International Bank for Reconstruction and Development (World Bank), the European Bank for Reconstruction and Development (EBRD) and other regional development banks.

THE ITALIAN ECONOMY

General

        According to IMF data, the Italian economy, as measured by 2018 GDP (at current prices in U.S. dollars), is the eighth largest in the world after the United States, the People's Republic of China, Japan, Germany, the United Kingdom, India and France.

        The Italian economy developed rapidly in the period following World War II as large-scale, technologically advanced industries flourished along with more traditional agricultural and industrial enterprises. Between 1960 and 1974, Italian GDP, adjusted for changes in prices, or "real GDP," grew by an average of 5.2 per cent per year. As a result of the 1973-74 oil price shocks and the accompanying worldwide recession, output declined by 2.1 per cent in 1975, but between 1976 and 1980 real GDP again grew by an average rate of approximately 4.0 per cent per year. During this period, however, the economy experienced higher inflation, driven in part by wage inflation and high levels of borrowing by the Italian Government. For the 1980s as a whole, real GDP growth in Italy averaged 2.4 per cent per year.

        Italy's economic growth slowed down substantially in the 1990s. Tighter fiscal policy, which followed the lira's suspension from the Exchange Rate Mechanism in September 1992, led Italy's economy into recession in 1993. The economy recovered in 1994; however, Italy's GDP grew at a modest pace, an average of 1.6 per cent per year from 1996 through 1999, lagging behind those of other major European countries. This trend reflects the persistence of several medium and long-term factors, including the difficulties in fully integrating Southern Italian regions into the more dynamic economy of Northern and Central Italy, unfavorable export specialization in traditional goods, inadequate infrastructure, the incomplete liberalization process and insufficient flexibility of national markets. The slowness of the recovery in economic activity is due to shortcomings in the Italian productive economy that make it fragile in the new competitive environment. These deficiencies depend both on factors internal to firms, such as small size and the limitations of exclusive family control and on external factors, such as insufficient infrastructure, high tax rates combined with widespread tax evasion, an uncertain and complex regulatory framework and long administrative procedures.

        Over the seven-year period from 2000 to 2007, average annual GDP growth in Italy was of 1.5 per cent compared to the average annual GDP growth of the euro area of 2.2 per cent. Between 2008 and 2012, as a result of the global financial and economic crisis, average annual GDP growth in Italy was negative 1.4 per cent compared to negative 0.2 in the euro area.

        The table below shows the annual percentage change in real GDP growth for Italy and the countries participating in the EU and in the euro area, including Italy, for the period 2013 through 2017.

Annual Per Cent Change in Real GDP (2013-2017)

	2013	2014	2015	2016	2017
Italy	(1.7)	0.1	0.9	1.1	1.6
EU(1)	0.3	1.8	2.3	2.0	2.4
Euro area(2)	(0.2)	1.4	2.1	2.0	2.4

(1)
The EU represents the 28 countries participating in the European Union.

(2)
The euro area represents the 19 countries participating in the European Monetary Union.

Source: Bank of Italy and Eurostat.

        In 2013, Italy's GDP decreased by 1.7 per cent compared to 2012. The contraction of Italy's GDP, which began in the second quarter of 2011, continued through 2013 with the fourth quarter seeing a modest upturn in economic activity. The decrease in GDP was primarily due to a reduction in private consumption. Based on calculations made in accordance with ESA95 accounting system, private consumption and disposable income fell in 2013 due, in part, to the increase in unemployment of 1.5 per cent from 2012. Investment was negatively affected by widespread uncertainty on the outlook for the economy. Consequently, gross fixed investment decreased to 17.4 per cent of GDP, a reduction of 4.7 percentage points from 2012, which was partly offset by an increase of 0.1 per cent in net exports of Italian goods and services. In addition, the external current account was in surplus for the first time since 2001 and accounted for 1.0 per cent of GDP.

        In 2014, the Italian economy returned to growth, although at a moderate pace of 0.1 per cent compared to 2013, primarily due to measures adopted by the Italian Government to foster the disposable income of the lower-middle classes, and, more generally, growing consumer confidence in the improving conditions of Italy's economic situation, resulting in a recovery of private consumption at the end of 2014. Net exports of Italian goods and services increased at the end of 2014 after contracting in 2013 and during the first three quarters of 2014. This positive trend was partially due to the growth of the demand for Italian goods as a result of improved conditions in the global market.

        In 2015, the Italian economy continued its growth at a pace of 1.0 per cent. This increase in Italy's GDP was mainly due to the general fall in oil prices and the adoption of certain monetary and fiscal policies supporting growth. Domestic demand was the main driver for growth in 2015. Household spending moderately picked up in 2015, including on components other than durable goods. Export was negatively affected, particularly in the second half of the year, by a decline of global commerce; nevertheless, Italian export increased by 4.3 per cent in 2015, while import registered a significant increase from 2014. In 2015, the employment rate increased by 0.6 per cent. However, Italy's GDP still lagged some 8 percentage points behind pre-crisis levels. Germany and France instead, and, to a lesser extent, the Euro Area as a whole, recorded GDPs that were higher than pre-2009 levels.

        In 2016, Italy's GDP increased by 0.9 per cent compared to 2015, primarily due to fiscal and monetary policies adopted by the Italian Government to support growth, and to a continued increase in domestic demand from 2015. The decline in global commerce first measured in the second half of 2015 continued in the first half of 2016, with resulting low prices impacting GDP growth, partly offset by low financing costs, and leading to deflation. Domestic demand further increased, mainly due to a 1.9 per cent increase in disposable income.

        In 2017, Italy's GDP increased by 1.6 per cent compared to 2016, further consolidating the growth trend started in the second half of 2013. This increase in Italy's GDP was mainly due to a general increase in global commerce, resulting in a 1.3 per cent increase in domestic demand and a 1.6 per cent increase in exports of goods and services. Exports, in particular, benefitted from lower increases in prices compared to Italy's trading partners, offsetting the negative impact of the euro nominal exchange-rate appreciation.

        In the past, the Italian Government has historically experienced substantial government deficits. Among other factors, this has been largely attributable to high levels of social spending and the fact that social services and other non-market activities of the central and local governments accounted for a relatively significant percentage of total employment as well as high interest expense resulting from the size of Italy's public debt. Countries participating in the European Economic and Monetary Union are required to reduce "excessive deficits" and adopt budgetary balance as a medium-term objective. For additional information on the budget and financial planning process, see "Public Finance—Measures of Fiscal Balance" and "Public Finance—Revenues and Expenditures."

        A longstanding objective of the Italian Government has been to control Italy's debt-to-GDP ratio. Italy's debt-to-GDP ratio marginally decreased in 2017 to 127.8 per cent net of euro area financial support and 131.2 per cent gross of euro area financial support, reflecting the gap of 1.1 points between the average cost of debt and the expansion of nominal GDP, which was partially offset by a primary surplus of 1.4 per cent. Excluding the financial support provided to EMU countries, the decrease from 2016 was of 0.1 percentage points.

        According to Italy's estimates, Italy's debt-to-GDP ratio, gross of euro area financial support, was expected to reach 131.7 per cent in 2018. In the period 2019-2021, debt-to-GDP was expected to contract by 2.5 percentage points to 128.2 per cent. For additional information on Italian debt-to-GDP ratio, see "Recent Developments."

        Historically, Italy has had a high savings rate, calculated as a percentage of gross national disposable income, which measures aggregate income of a country's citizens after providing for capital consumption (the replacement value of capital used up in the process of production). Private sector savings as a percentage of gross national disposable income averaged 19.4 per cent in the period from 2001 to 2010. Private sector savings as a percentage of gross national disposable income were 19.2 per cent in 2016 and 18.8 per cent in 2017. The increase in disposable income was correlated to a slight increase in investments by 0.1 per cent. Because of the historically high savings rate, the Italian Government has been able to raise large amounts of funds through issuances of Treasury securities in the domestic market, with limited recourse to external financing. As of October 31, 2018, non-resident holders owned 32.8 per cent of the total outstanding government securities, while the European Central Bank and resident holders owned 19.7 per cent and 47.5 per cent of the total outstanding government securities, respectively.

        The Italian economy is characterized by significant regional disparities, with the level of economic development of Southern Italy usually below that of Northern and Central Italy. However, in 2017 the per capita GDP in Southern Italy, also known as the Mezzogiorno, increased by 1.4 per cent. GDP increased by 1.8 per cent in both the North West and the North East of Italy, while GDP in the Centre of Italy increased by 0.9 per cent. The Mezzogiorno registered a third consecutive increase in GDP after seven consecutive years of contraction, following a 1.5 per cent increase in 2015 and a 0.8 increase in 2016. The marked regional divide in Italy is also evidenced by significantly higher unemployment in the Mezzogiorno. For additional information on Italian employment, see "—Employment and Labor."

        In 2017, following a 0.05 per cent average harmonized deflation in 2016, Italy recorded a 1.3 per cent average harmonized inflation as measured by the HICP. For additional information on inflation, see "—Prices and Wages."

Key Measures related to the Italian Economy

        Since 2009, the Government has acted to limit the effects of the global crisis, support the economy and facilitate its recovery. The Government also injected significant liquidity into the financial system by accelerating payment of past debts and reducing the accrual of tax refunds. During the years 2009 to 2015, the Government adopted a series of measures aimed at increasing Government receipts, reducing Government spending, fighting tax evasion, sustaining the economic and financial growth of Italy, achieving the financing targets adopted by the EU and balancing the general government's budget.

  Measures adopted in 2016

        In 2016, the Italian Government continued to adopt measures to foster the economic growth of the country, reform the Italian banking system and organize and simplify the public administration. The main measures adopted by the Italian Government in 2016 comprised, inter alia:

  •
  Law Decree No. 18 of February 14, 2016 (converted into Law No. 49 of April 8, 2016), through which, among other things, co-operative banks (banche di credito cooperativo) have been required to join a banking co-operative group controlled by a joint stock company (società per azioni)

    having a share capital not lower than Euro 1.0 billion. In addition, the Italian Government adopted Law Decree No. 50 of May 3, 2016 (converted into Law No. 119 of June 30, 2016) partially amending the existing insolvency and bankruptcy procedures and introducing measures to accelerate the process for collecting debt, as well as indemnity obligations in favor of investors in a number of banks in financial distress (e.g. Banca delle Marche, Banca Popolare dell'Etruria e del Lazio, Cassa di Risparmio di Chieti and Cassa di Rispamio di Ferrara). For additional details see "Monetary System—Equity Participations by Banks—Structure of the Banking Industry;"

  •
  Legislative Decree No. 90 of May 12, 2016, which reformed the structure of the financial statements of the State, to increase transparency and facilitate access to information. Among other things, this Legislative Decree introduced a mandatory spending review in the budgeting process and other provisions to make this process more flexible and simplify related administrative procedures;

  •
  Legislative Decree No. 179 of August 26, 2016, introduced a new code for the digital administration, principally aimed at increasing the efficiency and accelerating the digitalization of the Italian public administration; and

  •
  Law Decree No. 237 of December 23, 2016 (converted into Law No. 15 of February 17, 2017), which created a €20 billion fund to support the Italian banking system. This fund aims at supporting access to liquidity of Italian banks by providing a government guarantee to the issuance of banks' securities and by providing support to the recapitalization of banks that during the stress tests would suffer severe impacts as a result of adverse scenarios (e.g. Monte dei Paschi di Siena).

        On December 7, 2016, Parliament approved the stability law for 2017 and the budget law for 2017-2019 through Law No. 232 of December 7, 2016. The stability law for 2017 includes measures aimed at the reduction of the corporate income tax rate (IRES), several measures to reduce the tax burden for the self-employed as well as the general simplification of tax collection through the abolition, by a separate legislative decree, of Equitalia S.p.A., a subsidiary of the Italian revenues agency. The stability law also provides a voluntary disclosure regime for hidden capital, several credit incentives to small and medium enterprises, an extension of the tax breaks to selected investments in instrumental goods previously introduced by the stability law for 2016 and improvements to the pension system.

  Measures adopted in 2017

        In 2017, the Italian Government adopted a series of measures aimed at supporting the Italian banking system, improving the flexibility of Italy's labor market, and simplify the public administration. The main measures adopted by the Italian Government in 2017 comprised, inter alia:

  •
  Law Decree No. 8 of February 9, 2017 (converted into Law No. 45 of April 7, 2017), which provided for urgent measures in support of populations affected by certain earthquakes which occurred in 2015 and 2016, including an extension of certain tax breaks until November 30, 2017, financial support for small and medium sized companies, simplified procedures for public procurement and the application the government's revenues from the so-called 8x1000 personal income tax to reconstruction and reparation of heritage sites affected by the earthquakes;

  •
  Law Decree No. 25 of March 17, 2017 (converted into Law No. 49 of April 20, 2017), which repealed the voucher system for ancillary work and provided for a transitional period to allow for the use of the vouchers already issued until December 31, 2017;

  •
  Law Decree No. 50 of April 24, 2017 (converted into Law No. 96 of June 21, 2017), which, inter alia, introduced certain measures to facilitate the securitization of bad loans and exclude pension funds from bail-in risk, provided funds in the amount of €600 million for a bridge loan to Alitalia Società Aerea Italiana S.p.A. ("Alitalia"), introduced a revised ancillary work framework, and determined the required steps for a potential merger of ANAS with Ferrovie dello Stato Italiane S.p.A. ("FS");

  •
  Law No. 81 of May 22, 2017, aimed at introducing social and economic protection for self-employed workers;

  •
  Legislative Decrees No. 74 and No. 75 of May 25, 2017, which implemented a reform of the public administration designed to increase the efficiency and transparency thereof by introducing independent evaluation bodies and performance based mechanisms, among other things;

  •
  Law Decree No. 91 of June 20, 2017 (converted into Law No. 123 of August 3, 2017), which introduced certain measures to support economic development in Southern Italy, including financial support to young entrepreneurs and the creation, where so requested by regional governments, of special economic areas (Zone Economiche Speciali) benefitting from fiscal advantages and tax credits, focusing on ports and connected areas; and

  •
  Law Decree No. 148 of October 16, 2017 (converted into Law No. 172 of December 4, 2017), which extended the term for discounted tax debts, recovery of VAT evasion and the so-called split payment, and increased by an amount of €300 million the bridge loan to Alitalia, among other things.

        On October 26, 2017, Parliament adopted Law No. 165, the new electoral law (so-called Rosatellum) that became effective on November 12, 2017, providing for a mixed system of proportional and majority method with 35 per cent of seats awarded using a first past the post electoral system and 64 per cent of seats awarded using a proportional method, with one round of voting. For additional information, see "Republic of Italy—Government and Political Parties—Elections."

        On December 4, 2017, Parliament approved the stability law for 2018 and the budget law for 2018-2020 through Law No. 172 of December 4, 2017. The stability law for 2018 includes measures for the promotion of new hires, particularly in the Mezzogiorno, the creation of a €150 million fund for financing SMEs in the Mezzogiorno, alongside other provisions incentivizing machinery investment by SMEs, and the introduction of a new tax on digital transactions.

  Measures adopted in 2018

        During 2018, the Italian Government adopted a series of measures aimed at improving, among other things, the flexibility of Italy's labor market. The main measures adopted by the Italian Government in 2018 comprised, inter alia:

  •
  Law Decree No. 38 of April 27, 2018 (converted into Law No. 77 of June 21, 2018), extending the term for repayment of the bridge loan to Alitalia to December 15, 2018, and Law Decree No. 135 of December 14, 2018 (converted into Law No. 12 of February 11, 2019), which further extended the maturity of the bridge loan to the earlier of the date falling 30 days after completion of a sale of Alitalia, and June 30, 2019;

  •
  Law Decree No. 87 of July 12, 2018 (so-called Decreto Dignità) (converted into Law No. 96 of August 9, 2018), which reduced the maximum term applicable to fixed-term employment contracts to 24 months, increased minimum compensation for wrongful dismissals, introduced fines for companies relocating abroad after having received State aid, increased employer social contributions and abolished the so-called split payment for professionals; and

  •
  Law Decree No. 91 of July 25, 2018 (converted into Law No. 108 of September 21, 2018), which extended the culture bonus programme for young Italians until the end of 2018, and introduced a new 180 days deadline for small co-operative banks to adhere to the 'cohesion contracts' introduced for co-operative banking groups.

        On December 30, 2018, Parliament approved the stability law for 2019 and the budget law for 2019-2021 through Law No. 145 of December 30, 2018 (the "2019 Budget"). The 2019 Budget includes measures for the introduction of a basic universal income (so-called Reddito di Cittadinanza), a flat tax rate and certain changes to the pensions system (so-called Quota Cento).

  Measures adopted in 2019

        During the first months of 2019, the Italian Government adopted Law Decree No. 4 of January 28, 2019 aimed at implementing some of the key measures included in the 2019 Budget, namely:

        Reddito di Cittadinanza, a basic universal income aimed at preventing poverty and social disparity. This measure will allow people with low income to apply for the so-called assegno di cittadinanza, a monetary support of up to €500 per month, and a contribution for accommodation of up to €150 per month for citizens owning a property that is subject to a mortgage and up to €280 per month for citizens renting (but not owning) a property, respectively.

        Quota Cento, allowing people to qualify for an early retirement. The measure will allow workers with at least 62 years of age and 38 years of social contribution to the national pension fund to apply for retirement.

        For further information on the effects of such measures on the Italian economy, see "Recent Developments—Public Debt—Excessive Deficit Procedure".

  Financial Assistance to EU Member States

        The EFSF.    In June 2010, the EU Member States created the European Financial Stability Facility (the "EFSF") whose objective is to preserve financial stability of Europe's monetary union by providing temporary assistance to euro area Member States. In order to fund any such assistance, the EFSF has the ability to issue bonds or other debt instruments in the financial markets. Such debt is guaranteed by the Member States on a several basis based on each Member State's participation in the ECB's share capital. Initially, the limit to these guarantees (and therefore of the facility itself) was capped at €440 billion. Italy's share of the EFSF is approximately 18 per cent. Financing granted by the EFSF increases the public debt of the participating countries proportionally to the share of the EFSF.

        The EFSF financing is combined with the financing granted under the European Financial Stabilization Mechanism (the "EFSM"), a €60 billion facility organized by the European Commission, and additional financings from the IMF. The EFSM allows the European Commission to borrow in financial markets on behalf of the Union and then lend the proceeds to the beneficiary Member State. All interest and loan principal is repaid by the beneficiary Member State via the European Commission. The EU budget guarantees the repayment of the bonds in case of default by the borrower. The EFSF, EFSM and IMF can only act after a request for support is made by a euro area Member State and a country program has been negotiated with the European Commission and the IMF. As a result, any financial assistance by the EFSF, EFSM and IMF to a country in need is linked to strict policy conditions. The EFSF and EFSM could only grant new financings until June 2013; after this date, only existing financings could be administered.

        A set of measures designed to expand the EFSF's role were approved during the course of 2011: (i) the cap to guarantees provided by the euro area countries was increased from €440 billion to €780 billion; (ii) the facility was authorized to make purchases of Member States' government bonds in the primary and secondary markets; (iii) it was authorized to take action under precautionary programs and to finance the recapitalization of financial institutions; and (iv) it was allowed to use the leverage options offered by granting partial risk protection on new government bond issues by euro area countries and/or by setting up one or more vehicles to raise funds from investors and financial institutions.

        The ESM.    From July 2013, the European Stability Mechanism ("ESM"), a facility with lending capacity of €500 billion, has assumed the role of the EFSF and the EFSM. The ESM has a subscribed capital of €700 billion, of which €80 billion is in the form of paid-in capital provided by the euro area Member States and €620 billion as committed callable capital and guarantees from euro area Member States, who have committed to maintain a minimum 15 per cent ratio of paid-in capital to outstanding amount of ESM issuances in the transitional phase from 2013 to 2017. Italy's maximum commitment to the ESM is approximately €125.3 billion. The ESM will grant financings to requesting countries in the euro area under strict conditions and following a debt sustainability analysis.

        On February 2, 2012, a number of revisions were made to the treaty instituting the ESM. Its entry into force was brought forward by one year, to July 2012, and the voting rules were amended to allow decisions to be taken by a qualified majority of 85 per cent in certain circumstances. This majority rule can be invoked in place of the requirement of unanimous decisions if the European Commission and the ECB determine that financial assistance measures need to be taken urgently and in the interests of the euro area's financial and economic stability. Furthermore, as in the case of the EFSF, the ESM has additional means available to it to support countries in difficulty: it can purchase member countries' government bonds, both directly or on the secondary market, and is allowed greater flexibility in its direct purchases of government bonds; it can take action under precautionary programs; and it can finance the recapitalization of financial institutions. Finally, in order to strengthen investors' confidence in the new arrangements, on March 30, 2012, the EU announced that the ESM's endowment capital would be paid up by 2014 instead of 2017 as originally planned. It was also agreed that as of July 2012 the ESM has become the main instrument for financing new support packages. The EFSF will continue to operate until existing financing arrangements terminate.

        Quantitative Easing.    On January 22, 2015, the ECB announced an expanded asset purchase program ("Quantitative Easing") comprising the ongoing purchase programs for asset-backed securities (ABSPP) and covered bonds (CBPP3), and, as a new element, purchases of certain euro-denominated securities issued by euro area central governments, agencies and European institutions (PSPP). Combined monthly purchases were originally capped at €60 billion, and were initially intended to be carried out until September 2016 or until the ECB sees a sustained adjustment in the path of inflation that is consistent with its aim of achieving inflation rates close to 2.0 per cent over the medium term. In early December 2015, the ECB announced the extension of Quantitative Easing until March 2017, maintaining combined monthly purchases at the level of €60 billion. On March 10, 2016, the ECB announced an increase to €80 billion in the monthly purchase under the Quantitative Easing program and four new targeted longer-term refinancing operations (TLTRO II) to reinforce its accommodative monetary policy stance and to foster new lending, which will be conducted from June 2016 to March 2017, on a quarterly basis. On December 8, 2016, the ECB decided to extend the Quantitative Easing program decreasing the combined monthly purchases to €60 billion until the end of December 2017. On October 26, 2017, the ECB decided to further extend the Quantitative Easing program until September 2018, decreasing the combined monthly purchases to €30 billion from January 1, 2018. With respect to the PSPP, the percentage of securities issued in the euro area and purchased by the ECB was increased from 8.0 per cent in 2015 to 10.0 per cent in 2016, while the percentage of securities issued in the euro area and purchased by national central banks of a Member State different from the Member State where the relevant securities were issued was decreased from 12.0 per cent in 2015 to 10.0 per cent in 2016. The residual 80.0 per cent of PSPP securities issued in the euro area were purchased by the national central bank of the Member State where the relevant securities were issued. Between March 9, 2015 and December 19, 2018, the ECB purchased Italian PSPP securities for approximately €365.353 billion in nominal value. On December 13, 2018, the ECB announced that net purchases under Quantitative Easing would end in December 2018. At the same time, the ECB announced that it would continue reinvesting, in full, the principal payments from maturing securities purchased under the Quantitative Easing for an extended period of time past the date when it starts raising the key ECB interest rates, and in any case for as long as necessary to maintain favorable liquidity conditions and an ample degree of monetary accommodation. On September 12, 2019, the ECB announced that it would resume making net purchases under the Quantitative Easing program, beginning November 1, 2019, at a rate of €20 billion per month. The ECB expects this to run for as long as necessary to reinforce the accommodative impact of its policy rates, and to end shortly before it starts raising the key interest rates.

        Collective Action Clauses.    Following recommendations of the IMF and the release of a draft model form of collective action clause, Italy introduced a form of collective action clause into the documentation of all of its New York law governed bonds issued since June 16, 2003.

        The rights of bondholders have generally been individual rather than collective. As a result of each bondholder having individual rights, the restructuring or amending of a bond would legally have to be negotiated with each bondholder individually and any one bondholder that did not agree with restructuring or amendment terms could refuse to accept such terms or "hold out" for better terms thereby delaying the restructuring or amendment process and potentially forcing an issuer into costly litigation. These risks increase as the bondholder base is more geographically dispersed or is comprised of both individual and institutional investors.

        In an effort to minimize these risks, issuers began including so-called collective action clauses into their bond documentation. These collective action clauses are intended to minimize the risk that one or a few "hold out" bondholders delay a restructuring or amendment where a majority of the other bondholders favor the terms of the restructuring or amendment, by permitting a qualified majority of the bondholders to accept the terms and bind the entire bondholder base to such terms.

        The treaty instituting the ESM, as revised on February 2, 2012 (and ratified by Italy through Law No. 116 of July 23, 2012), required that all new government debt securities with a maturity of more than one year, issued on or after January 1, 2013, include the same collective action clauses as other countries in the Eurozone (the "EU Collective Action Clauses"). These standardized clauses for all euro area Member States, as set out in the document "Common Terms of Reference" dated February 17, 2012 developed and agreed by the European Economic and Financial Committee (EFC) and published on the EU Commissions website, allow a qualified majority of creditors to agree on certain "reserved matter modifications" to the most important terms and conditions of the bonds of a single series (including the financial terms) that are binding for all the holders of the bonds of that series with either (i) the affirmative vote of the holders of at least 75 per cent represented at a meeting or (ii) a written resolution signed by or on behalf of holders of at least 66 2/3 per cent of the aggregate principal amount of the outstanding bonds of that series and the consent of the Issuer. The EU Collective Action Clauses also include an aggregation clause enabling a majority of bondholders across multiple bond issues to agree on certain "reserved matter modifications" to the most important terms and conditions of all outstanding series of bonds (including the financial terms) that are binding for the holders of all outstanding series of bonds with (1) either (i) the affirmative vote of all holders of at least 75 per cent represented at separate meetings or (ii) a written resolution signed by or on behalf of all holders of at least 66 2/3 per cent of the aggregate principal amount of all outstanding series of bonds (taken in the aggregate) and (2) either (i) the affirmative vote of the holders of more than 66 2/3 per cent represented at a meeting or (ii) a written resolution signed by or on behalf of holders of more than 50 per cent of the aggregate principal amount of each outstanding series of bonds (taken individually) and the consent of the Issuer (so-called "Cross Series Modification Clauses"). Italy, as all EU Member States, has included the EU Collective Action Clauses and the Cross Series Modification Clauses in the documentation of all new bonds issued since January 1, 2013. For additional information regarding Italy's implementation of EU Collective Action Clauses, see "Public Debt—Summary of External Debt."

Gross Domestic Product

        In 2013, Italy's GDP decreased by 1.7 per cent compared to 2012. The decrease in Italy's GDP began in the second quarter of 2011 and continued through 2013 with the fourth quarter seeing a modest upturn in economic activity. Italian economic activity was weighed down principally by the reduction in private sector consumption.

        In 2014, Italy's GDP increased by 0.1 per cent compared to 2013, mainly due to a steady increase in private sector consumption and a 2.7 increase of net exports driven by increased prices competitiveness.

        In 2015, Italy's GDP increased by 1.0 per cent compared to 2014. After three years of contraction, the Italian economy returned to growth, which was mainly driven by the stimulus provided by expansionary monetary policy measures which, together with the positive impact of the falling oil prices, offset the weaker impetus coming from the world economy.

        In 2016, Italy's GDP increased by 0.9 per cent compared to 2015. Both domestic demand (net of inventories) and private consumption continued to expand, benefitting from better labour market conditions, a sizeable recovery of real disposable income and the improvement of the general conditions for having access to credit.

        In 2017, Italy's GDP increased by 1.5 per cent compared to 2016, mainly due to a continued expansion of domestic demand (net of inventories) and private consumption, with continuing improved conditions for having access to credit offsetting a decrease in real disposable income.

        The following table sets forth information relating to nominal (unadjusted for changing prices) GDP and real GDP for the periods indicated. For additional information on GDP, see "Recent Developments."

GDP Summary

	2013	2014	2015	2016	2017
Nominal GDP (in € millions)(1)	1,604,599	1,621,827	1,652,085	1,689,747	1,724,954
Real GDP (in € millions)(2)	1,541,172	1,542,924	1,557,180	1,570,018	1,599,773
Real GDP % change	(1.7)	0.1	0.9	1.1	1.6
Population (in thousands)	60,783	60,796	60,666	60,589	60,484

(1)
Nominal GDP (in € millions) calculated at current prices.

(2)
Real GDP (in € millions) at constant euro with purchasing power equal to the average for 2010.

Source: ISTAT.

        Private Sector Consumption.    In 2017, private sector consumption in Italy increased by 1.4 per cent, in line with a 1.4 per cent increase in 2016. In 2017, private sector consumption represented approximately 60.7 per cent of real GDP compared to 61.1 per cent in 2016. This overall increase in disposable income was mostly driven by a general improvement in the employment rate and wages. Purchases of non-durable goods and purchases of semi-durable goods increased by 0.3 per cent and 1.1 per cent in 2017, respectively, while consumption of durable goods such as motor vehicles, white goods and consumer electronics increased by 4.9 per cent. However, in line with 2016, the increase in private sector consumption in 2017 is mainly attributable to services, which increased by 1.7 per cent and represented 53.0 per cent of the total private sector consumption. Private sector consumption continued to contribute positively to real GDP growth by approximately 0.8 per cent in 2017, compared to a 0.9 per cent positive contribution in 2016. For additional information on private sector consumption, see "Recent Developments."

        Public Sector Consumption.    In 2017, public sector consumption in Italy increased by 0.1 per cent compared to a 0.6 per cent increase in 2016. In 2017, public sector consumption represented approximately 18.6 per cent of real GDP. Public sector consumption contributed to real GDP growth by approximately 0.0 per cent in 2017, compared to a positive contribution of 0.1 per cent in 2016. For additional information on public sector consumption, see "Recent Developments."

        Gross Fixed Investment.    In 2017, gross fixed investment in Italy increased by 3.8 per cent compared to a 3.2 per cent increase in 2016. In 2017, gross fixed investment represented approximately 17.5 per cent of real GDP. The increase in gross fixed investment in 2017 reflected the increase in expenditure for machinery of 8.2 per cent compared to 7.4 per cent in 2016, which was complemented by a 1.4 per cent increase in expenditure for intellectual property products and a 1.1 per cent increase in expenditure for construction. Gross fixed investment contributed positively to real GDP growth by 0.6 per cent in 2017, compared to a positive contribution of 0.5 per cent in 2016. For additional information on gross fixed investment, see "Recent Developments."

        Net Exports.    In 2017, exports of goods and services increased by 5.4 per cent in volume compared to a 2.4 per cent increase in 2016. This was mainly due to exports of goods, increasing by approximately 5.2 per cent. Italy's world market share in 2017 slightly increased to 3.1 per cent at current prices and exchange rates from 2.9 per cent in 2016. Over the last five years, on average exports of Italian goods and services have grown faster than the potential demand for them (calculated as the weighted average of imports by volume of Italy's trading partners, weighted by their shares of Italian exports by value). Exports towards countries and markets outside the EMU continued to grow, due to favorable pricing conditions resulting from a slight appreciation of euro against several major currencies being offset by higher industrial producer prices in partner countries. In 2017, imports of goods and services registered a 5.3 per cent increase, compared to a 3.5 per cent increase in 2016, mainly due to a 8.8 increase in imports of goods compared to a 0.7 per cent decrease in 2016 due, inter alia, to an increase in imports of raw materials, base metals and energy and reduced investments in transport means. For additional information on Italy's exports and imports, see "The External Sector of the Economy—Foreign Trade."

        Strategic Infrastructure Projects.    Italy's infrastructure is still significantly underdeveloped compared to other major European countries.

        Italy adopted legislation in 2001 (the "Strategic Infrastructure Law") providing the government with special powers to plan and realize those infrastructure projects considered to be of strategic importance for the growth and modernization of the country, particularly in the Mezzogiorno. The Strategic Infrastructure Law is aimed at simplifying the administrative process necessary to award contracts in connection with strategic infrastructure projects and increase the proportion of privately financed projects. In the last decade, beginning with the Strategic Infrastructure Law, progress was made in the planning of public works, starting to overcome historical weakness linked to long procedures due to overlapping powers and responsibilities among different levels of government. From 1990 through 2010, general government investment expenditure averaged 2.4 per cent of GDP in Italy, just below the euro area average of 2.5 per cent. Italy's outlay was less than that of France (3.2 per cent) but more than that of Germany (1.9 per cent) and the United Kingdom (1.8 per cent). In 2016 and 2017 general government expenditure for investments was 2.1 per cent and 2.0 per cent of GDP, respectively. For additional information on strategic infrastructure projects, see "Recent Developments."

Principal Sectors of the Economy

        In 2017, value added increased by 1.5 per cent compared to 2016. This increase was mainly driven by a 3.7 per cent increase in industry (which accounted for 19.2 per cent of the total value added) and a 1.1 per cent increase in services (which accounted for 74.4 per cent of the total value added), partially offset by a 4.3 per cent decrease in agriculture, fishing and forestry (which collectively accounted for 1.9 per cent of the value added). The increase in services was mainly due to a 1.4 per cent increase in commerce, repairs and goods for the home, which accounted for 12.0 per cent of the value added, and a 3.8 per cent increase in hotels and restaurants, which accounted for 3.8 per cent of the value added. Financial and monetary intermediation services also increased by 1.6 per cent compared to a 0.4 per cent increase in 2016.

        The following table sets forth value added by sector and the percentage of such sector of the total value added at purchasing power parity with 2010 prices. For additional information on value added by sector, see "Recent Developments."

Value Added by Sector(1)

	2013		2014		2015		2016		2017
	in € millions	% of Total	in € millions	% of Total	in € millions	% of Total	in € millions	% of Total	in € millions	% of Total
Agriculture, fishing and forestry	28,603	2.1	27,939	2.0	29,221	2.1	29,280	2.1	28,143	1.9
Industry	260,626	18.7	259,892	18.6	262,717	18.6	268,281	18.8	277,725	19.2
of which:
Manufacturing	221,287	15.9	222,534	15.9	228,673	16.2	234,571	16.4	243,113	16.8
Mining	6,235	0.4	6,767	0.5	5,924	0.4	7,243	0.5	7,600	0.5
Supply of Energy, Gas, Steam, and Conditioned Air	22,989	1.6	21,615	1.5	19,744	1.4	18,539	1.3	19,019	1.3
Water Supply Drainage and Wasting	10,257	0.7	9,463	0.7	9,212	0.7	9,384	0.7	9,629	0.7
Construction	68,017	4.9	64,171	4.6	63,627	4.5	63,853	4.5	64,293	4.4
Services	1,038,024	74.4	1,046,823	74.9	1,055,388	74.8	1,065,261	74.7	1,080,251	74.5
of which:
Commerce, repairs, transport and storage, hotels and restaurants	280,032	20.1	283,935	20.3	289,949	20.6	295,170	20.7	305,037	21.0
Information and communication services	49,735	3.6	59,774	4.3	60,490	4.3	63,277	4.4	64,268	4.4
Financial and monetary intermediation	76,592	5.5	76,301	5.5	75,627	5.4	75,946	5.3	76,820	5.3
Real estate activities	189,889	13.60	191,477	13.7	194,167	13.8	193,601	13.6	195,890	13.5
Professional, scientific and technical activities	128,520	9.2	129,733	9.3	130,897	9.3	133,272	9.3	137,820	9.3
Public administration and defense, mandatory social insurance, education, public health, social and personal services	247,905	17.8	294,195	17.8	247,855	17.6	245,536	17.2	245,149	16.9
Recreational and artistic activities, repairs of goods and homes, and other services	55,671	4.0	56,320	4.0	56,295	4.0	58,542	4.1	58,214	4.0
Value added at market prices	1,395,029	100	1,398,237	100	1,410,389	100	1,426,096	100	1,449,889	100

(1)
Value added in this table is calculated by reference to prices of products and services, excluding any taxes on any such products.

Source: Istat.

Role of the Government in the Economy

        Until the early 1990's, State-owned enterprises played a significant role in the Italian economy. The State participated in the energy, banking, shipping, transportation and communications industries, among others, and owned or controlled approximately 45 per cent of the Italian industrial and services sector and 80 per cent of the banking sector. As a result of the implementation of its privatization program, which started in 1992, the State exited the insurance, banking, telecommunications and tobacco sectors and significantly reduced its interest in the energy sector (principally through sales of shareholdings in ENI S.p.A. ("ENI") and ENEL S.p.A. ("ENEL")) and in the defense sector (principally through sales of shareholdings in Leonardo S.p.A., formerly known as

Finmeccanica S.p.A.). For additional information on the role of the Italian Government in the Italian economy, see "Monetary System—Equity Participations by Banks—Structure of the Banking Industry" and "Public Finance—Government Enterprises."

  Services

        Transport.    Italy's transport sector has been relatively fast-growing and, during the period from 1980 to 1996, grew at more than twice the rate of industrial production growth. The expansion of the transport sector was largely the result of trade integration with European markets. Historically, motorways and railways have been controlled, directly and indirectly, by the Italian Government, and railways in particular have posted large financial losses. In recent years, many of these enterprises have been restructured in order to place them on a sounder financial footing and/or have been privatized.

        Roadways are the dominant mode of transportation in Italy. The road network includes, among others, municipal roads that are managed and maintained by local authorities, roads outside municipal areas that are managed and maintained by the State Road Board ("ANAS") and a system of toll highways that in part are managed and maintained by several concessionaries, the largest of which is controlled by Autostrade S.p.A. ("Autostrade"), which was privatized in 1999.

        Italy's railway network is small in relation to its population and land area. Approximately 40 per cent of the network carries 80 per cent of the traffic, resulting in congestion and under-utilization of large parts of the network. Projects for the construction of new high-speed train systems (Treno ad alta velocità or "TAV") linking the principal urban centers of Italy with one another and with neighboring European countries, as well as other infrastructure projects designed to upgrade the railway network, are under way or, in some cases, have been completed. The corridors of Milano-Bologna-Rome-Naples-Salerno and Milano-Torino have been completed. As of June 30, 2018, there were 24,477 kilometers of railroad track, including 1,467 kilometers of high-speed railroad track, of which 68.6 per cent are managed by State-owned enterprises, with the remainder managed by private firms operating under concession from the Italian Government.

        In 1992, the Italian State railway company was converted from a public law entity into a commercial State-owned corporation, FS, with greater autonomy over investment, decision-making and management. In response to EU directives and the intervention by the Italian Antitrust Authority (Autorità Garante della Concorrenza e del Mercato), since March 1999 Italy has been implementing a plan aimed at preparing Italy's railways for competition. Italy liberalized railway transportation by creating two separate legal entities wholly owned by FS: (i) Trenitalia S.p.A., managing the transportation services business; and (ii) Rete Ferroviaria Italiana S.p.A. ("RFI"), managing railway infrastructure components and the efficiency, safety and technological development of the network. Starting from the end of April 2012, Nuovo Trasporto Viaggiatori S.p.A. ("NTV") brought competition to FS through "Italo", another high-speed train that started serving the Milano-Bologna-Rome-Naples corridor.

        In February 2015, the Ministry of Economy and Finance announced that a potential privatization of FS was under discussion for the second semester of 2016. On May 16, 2016, the Italian Government set the criteria for the privatization process and the procedure to be followed for the disposal of the stake held by the State in FS. As of the date of this Prospectus, no further steps have been formally taken with regards to this privatization process. In 2018, FS's revenues amounted to €12,078 million compared to €9,293 million in 2017 and net profit of €559 million compared to €552 million in 2017.

        Alitalia, which used to be Italy's national airline, was sold in 2008 and as a result the Italian Government no longer owns an interest in any air carrier. However, due to the strategic importance of the services rendered by Alitalia and in order to support its day-to-day operation in the context of receivership proceedings which began on May 2, 2017, through Law Decree No. 50 of April 24, 2017 (converted into Law No. 96 of June 21, 2017), the Italian Government granted an unsecured bridge loan to Alitalia in an aggregate amount of €300 million, with a term of six months and an annual interest rate of 6-month Euribor plus a spread of 1.000 basis points. The stability law for 2018 provided for an extension of the term of such bridge loan for a further six months period and an increase in its aggregate amount to €600 million. Law Decree No. 38 of April 27, 2018 (converted into Law No. 77 of June 21, 2018), further extended the maturity of the bridge loan to December 15, 2018 and provided for an increase in its aggregate amount to €900 million. Law Decree No. 135 of December 14, 2018 (converted into Law No. 12 of February 11, 2019) subsequently extended the maturity of the bridge loan to the earlier of the date falling 30 days after an acquisition of Alitalia, and June 30, 2019. The Growth Decree further extended the bridge loan to Alitalia providing for an indefinite maturity date. For further information on the Growth Decree, see "Recent Developments—The Italian Economy—Key Measures related to the Italian Economy".

        In an effort to restore the current financial situation of Alitalia, a number of parties have been in discussions to acquire part or all of Alitalia's assets through a newly incorporated entity that is known as "Nuova Alitalia". In that regard, the Growth Decree has envisaged the possibility that Italy could hold an equity stake in Nuova Alitalia or otherwise by converting part or all of the interest accrued on the bridge loan into equity securities of Nuova Alitalia.

        The uncertainty over the future of Alitalia was one of the reasons for which a number of employees' unions called strikes (affecting both Alitalia and other airlines carriers) on March 25 and May 21, 2019. The two strikes did not have a material impact on the conduct of the business of Alitalia, other than causing disruptions to passengers.

        Communications.    In 1997, the Italian Parliament enacted legislation to reform the telecommunications market to promote competition in accordance with EU directives. This legislation permits companies to operate in all sectors of the telecommunications market, including radio, television and telephone, subject to certain antitrust limitations, and provides for the appointment of a supervisory authority. The Italian Telecommunication Authority (Autorità per le Garanzie nelle Comunicazioni, or "AGCOM"), consists of five members appointed by the Italian Parliament and a president appointed by the government. It is responsible for issuing licenses and has the power to regulate tariffs and impose fines and other sanctions. Each fixed and mobile telephony operator must obtain an individual license, which is valid for 15 years and is renewable.

        Italy's telecommunications market is one of the largest in Europe. The telecommunications market was deregulated in January 1998 and while Telecom Italia, which was privatized in 1997, remains the largest operator, it is facing increasing competition from new operators that have been granted licenses for national and local telephone services. Competition among telecommunications operators has resulted in lower charges and a wider range of services offered. In January 2000, access to local loop telephony was liberalized. Wind Tre, resulting from the business combination of Wind and Hutchison 3G's Italian businesses in 2016, is the largest mobile operator by revenues, followed by Telecom Italia Mobile (TIM) and Vodafone Italia (controlled by the Vodafone Group). On July 25, 2016, the Italian Government granted a Mobile Network Operator licence to a new operator, Iliad Italia, which commenced its operations in May 2018.

        Internet and personal computer penetration rates in Italy have grown consistently in recent years. In 2017, 27.4 per cent of the Italian population (63.9 per cent of total households) had an internet broadband connection, though the percentage of population having an internet ultrabroadband connection was only 7.5 per cent (17.4 per cent of total households). Nonetheless, the data significantly differs geographically and depending on the age group. For example, there is a significant difference between North and Center regions of Italy, where penetration of broadband connections is far higher, compared to Southern regions of Italy, even though significant investments have been made in 2015 in the Mezzogiorno area, aimed at bridging this gap. In addition, while 91.6 per cent of households including a family member under 18 years-old have an internet connection, only 24.5 per cent of households comprising only family members over 65 years-old have an internet connection. Telecom Italia remains the largest internet provider, followed by Fastweb, Wind Tre, Vodafone Italia, Linkedm and Tiscali.

        Tourism.    Tourism is an important sector of the Italian economy. In 2017, tourism revenues, net of amounts spent by Italians traveling abroad, were approximately €14.6 billion. Spending by foreign tourists in Italy increased by 7.1 per cent, while spending by Italian tourists abroad increased by 8.2 per cent, compared to 2.3 per cent and 2.4 per cent, respectively, in 2016.

        Financial Services.    The percentage of investment of households allocated to shares and investment fund units amounted to approximately 34.5 per cent at the end of 2017, compared to 36.3 per cent in 2016. Bank deposits accounted for 26.5 per cent (27.0 per cent in 2016), insurances and pension funds accounted for 24.1 per cent (23.3 per cent in 2016), and bonds accounted for 6.9 per cent (8.6 per cent in 2016). In the past, a significant portion of Italy's households used to be invested in public debt. In 2017, however, households investments in public securities accounted for only 2.8 per cent of total households financial assets (3.1 per cent in 2016).

        The general Italian share price index increased by 14.0 per cent in 2017. This increase was mainly driven by higher expected profits, only partly offset by a general uncertainty in the conditions of the Italian financial market and other euro-area countries.

        Italian household indebtedness as a percentage of disposable income remained substantially unchanged in 2017 at 61.3 per cent. Lending to families increased by 3.2 per cent in 2017. The amount of mortgages granted increased by 1.4 per cent in 2017, compared to 0.4 per cent in 2016, while consumer credit by banks increased to 7.0 per cent of total loans, compared to 4.4 per cent in 2016. For additional information on the Italian banking system, see "Monetary System—Banking Regulation."

  Manufacturing

        In 2017, the manufacturing sector represented 14.2 per cent of GDP and 15.6 per cent of total employment. In 2017, value added in manufacturing increased by 3.8 per cent from 2016, compared to a 2.6 per cent increase from 2015.

        Italy has compensated for its lack of natural resources by specializing in transformation and processing industries. Italy's principal manufacturing industries include metal products, precision instruments and machinery, textiles, leather products and clothing, wood and wood products, paper and paper products, food and tobacco, chemical and pharmaceutical products and transport equipment, including motor vehicles.

        The number of large manufacturing companies in Italy is small in comparison to other European Union countries. In 2017, the most significant companies included FCA Italy S.p.A. (automobiles and other transportation equipment), Leonardo S.p.A. (formerly known as Finmeccanica S.p.A.) (defense, aeronautics, helicopters and space), Luxottica Group S.p.A. (eyewear), Parmalat S.p.A. (dairy and food), Pirelli & C. S.p.A. (tires and industrial rubber products), Prada S.p.A. (fashion), Barilla S.p.A. (food), and Ferrero S.p.A. (food). These companies export a large proportion of their output and have significant market shares in their respective product markets in Europe.

        Much of Italy's industrial output is produced by small and medium-sized enterprises, which also account for much of the economic growth over the past 20 years. These firms are especially active in light industries (including the manufacture of textiles, production machinery, clothing, food, shoes and paper), where they have been innovators, and export a significant share of their production. The profit margins of large manufacturing firms, however, have generally been higher than those of their smaller counterparts. Various government programs (in addition to EU programs) to support small firms provide, among other things, for loans, grants, tax allowances and support to venture capital entities.

        Traditionally, investment in research and development ("R&D") has been subdued in Italy. Total and corporate R&D spending has continued to be proportionally lower in Italy than in other industrialized countries, reflecting the Italian industry's persistent difficulty in closing the technology gap with other advanced economies. Total R&D spending in Italy was 1.3 per cent of GDP in 2016 (the most recent year for which data is available), compared to 2.9 per cent in Germany and 1.9 per cent in the EU.

        The following table shows the growth by sector of indexed industrial production for the years indicated.

Industrial Production by Sector (Index: 2015 = 100)

	2013	2014	2015	2016	2017
Food and tobacco	99.5	99.5	100.0	101.9	104.5
Textiles, clothing and leather	102.9	102.3	100.0	97.7	97.2
Wood, paper and printing	103.0	101.2	100.0	98.3	97.9
Coke and refinery	95.6	90.2	100.0	97.9	101.4
Chemical products	98.2	98.4	100.0	101.7	104.8
Pharmaceutical products	95.5	93.9	100.0	100.5	106.6
Rubber, plastic materials and non-ferrous minerals	97.2	98.2	100.0	103.1	106.9
Metals and ferrous products	102.6	102.7	100.0	102.3	106.1
Electronic and optic materials	94.1	95.9	100.0	99.2	99.6
Electric appliances for households	110.8	98.1	100.0	98.9	99.4
Machinery and equipment	100.3	98.6	100.0	103.0	109.2
Transport means	80.5	84.7	100.0	104.1	108.8
Other industrial products	99.6	99.4	100.0	102.9	107.3

Source: ISTAT.

  Energy Consumption

        Energy consumption, measured in terms of millions of tons of oil equivalent, or "MTOE", increased by 1.5 per cent in 2017 compared to a decrease of 0.5 per cent in 2016. In 2017 (in MTOE), oil represented 33.6 per cent of Italy's energy consumption compared to 34.4 per cent in 2016, natural gas represented 36.2 per cent of Italy's energy consumption compared to 34.6 per cent in 2016, renewable energy resources represented 19.2 per cent of Italy's energy consumption compared to 19.1 per cent in 2016, solid combustibles represented 6.1 per cent of Italy's energy consumption compared to 7.0 per cent in 2016, and net imported electricity represented 4.9 per cent of Italy's energy consumption, the same as in 2016. In 2017, Italy's production (in MTOE) of oil, natural gas, renewable energy and solid combustibles represented 23.8 per cent of the national energy consumption, compared to 23.9 per cent in 2016. Therefore, in 2017 Italy continued to rely heavily on energy imports, mainly of oil and natural gas.

        The Italian energy sector is governed by regulations that aim to promote competition at the production, transport and sales level. The Electricity and Gas Authority (Autorità per l'Energia Elettrica e il Gas) regulates electricity and natural gas activities, with the aim of promoting competition and service quality; it has significant powers, including the power to establish tariffs. Italy's domestic energy industry includes several major companies in which the Italian Government holds an interest.

        ENI is the largest oil and gas company in Italy and is engaged in the exploration, development and production of oil and natural gas in Italy and abroad, the refining and distribution of petroleum products, petrochemical products, the supply, transmission and distribution of natural gas and oil field services contracting and engineering. As of April 2019, the Ministry of Economy and Finance held approximately 4.3 per cent of the share capital of ENI directly and 25.8 per cent through Cassa Depositi e Prestiti S.p.A. ("CDP").

        ENEL is the largest electricity company in Italy and is engaged principally in the generation, importation and distribution of electricity. As of April 2019, the Ministry of Economy and Finance held approximately 23.6 per cent of ENEL's share capital directly.

        CDP is a privately held corporation in which the Ministry of Economy and Finance owns approximately 82.8 per cent of the share capital. CDP is engaged in the financing of investments in the public sector, i.e., of the state, the regions, the provinces and the city administrations and other public bodies. For additional information regarding CDP, see "Public Debt—General—Public Debt Management." As of April 2019, CDP also indirectly holds approximately 29.8 per cent of the share capital of Terna S.p.A. ("Terna"). Formerly owned by ENEL, Terna is a profitable public company that pays dividends regularly, which owns and operates a major portion of the transmission assets of Italy's national electricity grid.

  Construction

        In 2017, construction represented 3.8 per cent of GDP and 6.2 per cent of total employment. Investment in construction (characterized, as in the past, by more persistent cyclical fluctuation) represented 45.7 per cent of fixed investments in 2017, and continued to expand for a second consecutive year in all sectors of the economy, mainly in the non-residential sector. Housing transactions increased by 5.1 per cent in 2017, compared to a 18.9 per cent increase in 2016, while house prices slightly decreased by 0.4 per cent compared to a decrease of 0.8 per cent in 2016, as the growth trend in housing transactions has not been reflected in the growth of house prices. Investment in non-residential construction increased by 0.2 per cent in 2017, compared to a 0.4 per cent decrease in 2016, while investment in residential construction increased by 1.9 per cent, compared to a 2.6 per cent increase in 2016.

  Agriculture, Fishing and Forestry

        In 2017, agriculture, fishing and forestry decreased by 4.3 per cent compared to 2016 and accounted for 1.6 per cent of GDP and 3.6 per cent of total employment. Agriculture's share of Italian GDP has generally declined with the growth of industrial output since the 1960s. Italy is a net importer of all categories of food except fruits and vegetables. The principal crops are wheat (including the durum wheat used to make pasta), maize, olives, grapes and tomatoes. Cereals are grown principally in the Po valley in the North and in the South-Eastern plains, olives are grown principally in Central and Southern Italy and grapes are grown throughout the country.

Employment and Labor

        General.    Job creation has been and continues to be a key objective of the Italian Government. Employment increased by approximately 1.2 per cent in 2017, continuing the positive trend that began in 2016 and 2015 with increases of 0.9 per cent and 0.6 per cent, respectively.

        The unemployment rate in Italy decreased to 11.2 per cent in 2016 from 11.7 per cent in 2016, marking a 0.5 per cent decrease. In the euro area, the average unemployment rate was 9.1 per cent in 2017 compared to 10.0 per cent in 2016. The participation rate (i.e. the rate of employment for the Italian population between the ages of 16 and 64) was 65.4 per cent in 2017 compared to 64.9 per cent in 2016.

        The following table shows the change in total employment in standard labor units, labor market participation rate and unemployment rate for each of the periods indicated. A standard labor unit is the amount of work undertaken by a full-time employee over the year and is used to measure the amount of work employed to produce goods and services. For additional information on employment, see "Recent Developments."

Employment

	2013	2014	2015	2016	2017
Employment in standard labor units (% on prior year)	(2.5)	0.2	0.6	1.3	0.9
Participation rate (%)(1)	63.4	63.9	64.0	64.9	65.4
Unemployment rate (%)(2)	12.2	12.7	11.9	11.7	11.2

(1)
Participation rate is the rate of employment for the population between the ages of 16 and 64.

(2)
Unemployment rate does not include workers paid by Cassa Integrazione Guadagni, or Wage Supplementation Fund, which compensates workers who are temporarily laid off or who have had their hours cut.

Source: ISTAT.

        Employment by sector.    In 2017, approximately 73.4 per cent were employed in the service sector, 16.8 per cent were employed in the industrial sector (excluding construction), 6.2 per cent were employed in the construction sector and 3.6 per cent were employed in the agriculture, fishing and forestry sector. For additional information on employment by sector, see "Recent Developments."

        Employment by geographic area and gender.    Unemployment in Southern Italy, which in 2017 reached 19.4 per cent, has been historically higher than in Northern and Central Italy, respectively 6.9 and 10.0 per cent. In 2017, unemployment in the South decreased by 0.2 per cent compared to a 0.4 per cent decrease in the Centre and a 0.7 per cent decrease in the North. However, the number of persons employed increased throughout the country by 1.1 per cent. In 2017, the unemployment rate of females in Italy was 12.4 per cent, a 0.4 per cent decrease compared to 2016. In 2017, the unemployment rate of males in Italy decreased by 0.6 per cent compared to 2016 and was 10.3 per cent in 2017. The participation rate of women increased by 0.7 per cent in 2017 to 55.9 per cent, while the participation rate of men increased by 0.2 per cent to 75.0 per cent. For additional information on employment by geographic area and gender, see "Recent Developments."

        Employment of the population between the ages 16-24.    The unemployment rate of the population in Italy aged 16-24 decreased by 8.2 per cent from 2016, reaching 34.7 per cent in 2017, compared to 37.8 per cent in 2016. In 2014, the euro area registered a decrease in the unemployment rate of the population aged 16-24 for the first time since 2007, to 23.7 per cent. This positive trend continued in 2015, 2016 and 2017, when unemployment rate in the euro area for the population aged 16-24 reached 22.3 per cent, 20.9 per cent and 18.8 per cent, respectively.

        The following table shows the unemployment rate of the population between ages of 16-24 in Italy and the euro area for the periods provided.

Unemployment of the Population aged 16-24

	2013	2014	2015	2016	2017
Italy	40.0	42.7	40.3	37.8	34.7
Euro area(1)	24.4	23.7	22.3	20.9	18.8

(1)
The Euro area represents the 19 countries participating in the European Union. For Euro area countries other than Italy, Spain, and the United Kingdom, data is related to population aged 15-24.

Source: Eurostat and ISTAT.

        Government programs and regulatory framework.    The Italian Government has adopted a number of programs aimed at correcting the imbalances in employment, particularly between southern Italy and the rest of the country, and reducing unemployment.

        Through the Cassa Integrazione Guadagni ("CIG"), or Wage Supplementation Fund, the Italian Government guarantees a portion of the wages of workers in the industrial sector that are temporarily laid off or who have had their working hours reduced. Workers laid off permanently as a consequence of restructuring or other collective redundancies are entitled to receive unemployment compensation for a period of 24 months, which is extendable to up to 36 months for workers nearing retirement age. In 2017, the number of hours of work paid through CIG decreased by 39.5 per cent compared to 2016. In total, the Istituto Nazionale di Previdenza Sociale ("INPS") authorized 349 million hours under the CIG, compared to the 577 million hours authorized in 2016.

Prices and Wages

        Wages.    Unit labor costs have historically been lower in Italy, on average, than in most other European countries. This is due to lower average earnings per employee, combined with lower productivity levels.

        Real earnings increased by 0.6 per cent in 2017, following an increase by 1.7 per cent in gross earnings compared to 2016. The 2.3 per cent increase of employee earnings was in line with the increase of self-employed workers' earnings of 1.9 per cent. In the private sector, nominal earnings increased by 0.6 per cent compared to 2016, with a larger increase for those employed in the industry sector and agriculture as opposed to services. In the public sector, nominal wages remained stable due to the freeze in both collective bargaining and seniority increments. Unit labor increased by 0.9 per cent in 2017, after increasing by 1.3 per cent in 2016. In 2017, unit labor rose by 1.3 per cent in industry excluding construction and rose by 1.0 per cent in the private sector.

        Prices.    The HICP reflects the change in price of a basket of goods and services taking into account all families resident in a given territory. The inflation rate in the euro area, as measured by the HICP, was 1.7 per cent in 2017, compared to 0.3 per cent in 2016. Since Italy's entry into the euro area in 1999, monetary policy decisions are made for all euro zone countries by the European Central Bank. For additional information on monetary policy in the euro zone, see "Monetary System—Monetary Policy."

        In 2017, as measured by the HICP, Italy recorded an average inflation of 1.3 per cent compared to an average deflation of 0.1 per cent in 2016. Among other factors, the inflation was driven by an increase in food and energy prices in the first half of 2017, which was partially offset by historically low core inflation. The average inflation in 2018 was 1.2 per cent. For additional information on inflation rate, see "Recent Developments."

        The following table illustrates trends in prices and wages for the periods indicated.

Prices and Wages (in %)

	2013	2014	2015	2016	2017
Cost of Living Index(1)	1.1	0.2	(0.1)	(0.1)	1.1
EU Harmonized Consumer Price Index(1)	1.2	0.2	0.1	(0.1)	1.3
Core Inflation Index(2)	1.1	0.7	0.5	0.5	0.7
Change in Unit Labor Cost(3)	0.7	0.1	0.8	0.6	0.3

(1)
The cost of living index reflects the change in price of a basket of goods and services (net of tobacco) typically purchased by non-farming families headed by an employee. It differs from the harmonized consumer price index in that the cost of living index is smaller in scope.

(2)
The basket of goods and services used to measure the core inflation index is equivalent to the harmonized consumer price index basket less energy, unprocessed food, alcohol and tobacco products.

(3)
Unit labor costs are per capita wages reduced by productivity gains.

Source: Bank of Italy, OECD, Eurostat.

Social Welfare System

        Italy has a comprehensive social welfare system, including public health, public education and pension, disability and unemployment benefits programs, most of which are administered by the Italian Government or by local authorities receiving government funding. These social services are funded in part by contributions from employers and employees and in part from general tax revenues. They represent the largest single government expenditure. For additional information on government revenues and expenditures, see "Public Finance—Revenues and Expenditures."

        Social benefits in cash include expenditures for pensions, disability and unemployment benefits. The two principal social security agencies, INPS and the Istituto Nazionale Assicurazioni e Infortuni sul Lavoro ("INAIL"), provide old-age pensions and temporary and permanent disability compensation for all government employees and employees of the private sector and their qualified dependents, as well as coverage for accidents in the workplace or permanent disability as a consequence of employment. In 2017, INAIL provided pensions to 16.0 million beneficiaries, totaling disbursements for approximately €287.3 billion.

        Old-age pensions in Italy, as in much of the developed world, continue to present a significant structural fiscal problem. Controlling pension spending is a particularly important government objective given Italy's aging population. Beginning in 1992, the Italian Government adopted several measures designed to control the growth of pension expenditures. The Italian Government adopted additional pension reforms in 1995, 2004 and 2007. Then in each of 2009, 2010 and 2011, the Italian Government adopted further reforms of the pension system.

        Law No. 92 of June 28, 2012 and Law Decree No. 69 of June 21, 2013 (Decreto del Fare) (converted into Law No. 98 of August 9, 2013) included additional reforms with a view to contributing to the economic and social development of Italy and stimulating competitiveness and job creation. The most significant of these reforms are:

  •
  the reform of employment termination programs (ammortizzatori sociali). Starting from January 1, 2013, the Social Insurance for Labor (Assicurazione Sociale per l'Impiego) will begin to provide to workers that have lost their jobs certain unemployment benefits (indennità di disoccupazione), subject to certain conditions;

  •
  provisions designed to increase flexibility of the labor market by introducing new circumstances under which employers will be able to make employees redundant;

  •
  amendments to certain types of employment contracts (e.g., fixed duration and apprenticeship/training employment contracts) in order to contribute to increased job creation, particularly for the younger population; and

  •
  the reorganization of labor court procedures, in order to reduce the duration of trials.

        The stability law for 2016 (Law No. 208 of December 28, 2015) included measures for the protection of certain income-deprived voluntary early retirees (so-called esodati) and allowed women with at least 35 years of contributions to elect to take early retirement subject to a pension reduction. Further, the stability law for 2016 introduced certain measures supporting the turnover of employees by allowing soon-to-be-retired employees to opt for part-time work and provided that, in the event of deflation, pensions for the following year would not be subject to negative adjustment.

        The stability law for 2017 (Law No. 232 of December 1, 2016) included measures for the increase in the amount of the so-called fourteenth month payment and its extension to retirees with income between 1.5 and 2 times the minimum pension threshold (i.e. €6,596.46 p.a.), and facilitations for accessing retirement for certain categories of workers. Further, the stability law for 2017 provided for a further extension of the term by which the pension safeguard mechanism (the so-called eighth safeguard), that has tightened the eligibility requirements for accessing retirement, will come into effect.

        The stability law for 2018 (Law No. 172 of December 4, 2017) included measures to exempt certain categories of workers from the increase to 67 years in the age requirement allowing workers to retire. The stability law for 2018 also included measures providing for an extension to December 31, 2019 of the experimental pension advance scheme introduced by the budget law for 2017 (so-called voluntary APE), and expanded its scope to additional categories of workers whose-fixed term contracts expire close to the age requirement.

        The 2019 Budget included measures to allow workers with at least 62 years of age and 38 years of social contribution to the national pension fund to apply for early retirement. These measures were implemented through the adoption of Law Decree No. 4 of January 28, 2019.

        The following table shows estimated public expenditure for pensions as a percentage of GDP based on the implementation of the various reforms described above. For additional information on estimated public expenditure, see "Recent Developments."

Estimated Pension Expenditure (as a % of GDP)

	2015	2020	2025	2030	2035	2040	2045	2050	2055	2060	2065	2070
Current Legislation	15.7	15.1	15.8	16.7	17.8	18.4	18.2	17.2	15.8	14.9	14.2	13.8

Source: Ministry of Economy and Finance.

 MONETARY SYSTEM

        The Italian financial system consists of banking institutions such as commercial banks, leasing companies, factoring companies and household finance companies, as well as non-bank financial intermediaries such as investment funds, portfolio management companies, securities investment firms, insurance companies and pension funds.

Monetary Policy

        The Eurosystem and the European System of Central Banks.    As of January 1, 1999, which marked the beginning of Stage III of the EMU, the 11 countries joining the EMU officially adopted the euro, and the Eurosystem became responsible for conducting a single monetary policy. Greece and Slovenia joined the EMU on January 1, 2001 and January 1, 2007, respectively. Cyprus and Malta joined the EMU on January 1, 2008 and Slovakia on January 1, 2009. Estonia and Latvia adopted the euro beginning on January 1, 2011 and January 1, 2014, respectively. Lithuania joined the Eurozone and adopted the euro on January 1, 2015.

        The European System of Central Banks ("ESCB") consists of the ECB, established on June 1, 1998, and the national central banks of the EU Member States. The Eurosystem consists of the ECB and the 19 national central banks of those countries that have adopted the euro. So long as there are EU Member States that have not yet adopted the euro (currently Bulgaria, Croatia, the Czech Republic, Denmark, Hungary, Poland, Romania, Sweden and the United Kingdom), there will be a distinction between the 19-country Eurosystem and the 28-country ESCB. The nine national central banks of non-participating countries do not take part in the decision-making of the single monetary policy; they maintain their own national currencies and conduct their own monetary policies. The Bank of Italy, as a member of the Eurosystem, participates in Eurosystem decision-making.

        The Eurosystem is principally responsible for:

  •
  defining and implementing the monetary policy of the euro area, including fixing rates on the main refinancing lending facility (regular liquidity-providing reverse transactions with a weekly frequency and a maturity of two weeks, executed by the national central banks on the basis of standard tenders), the marginal lending facility (overnight liquidity facility provided to members of the Eurosystem by the national central banks against eligible assets, usually with no credit limits or other restrictions on access to credit) and the deposit facility (overnight deposit facility with the national central banks available to members of the Eurosystem, usually with no deposit limits or other restrictions);

  •
  conducting foreign exchange operations and holding and managing the official foreign reserves of the euro area countries;

  •
  issuing banknotes in the euro area;

  •
  promoting the smooth operation of payment systems; and

  •
  cooperating in the supervision of credit institutions and the stability of the financial system.

        The ESCB is governed by the decision-making bodies of the ECB which are:

  •
  the Executive Board, composed of the President, Vice-President and four other members, responsible for implementing the monetary policy formulated by the Governing Council and managing the day-to-day business of the ECB;

  •
  the Governing Council, composed of the six members of the Executive Board and the governors of the 19 national central banks, in charge of implementing the tasks assigned to the Eurosystem and formulating the euro area's monetary policy; and

  •
  the General Council, composed of the President and the Vice-President of the ECB and the governors of the 28 national central banks of the EU Member States. The General Council contributes to the advisory functions of the ECB and will remain in existence as long as there are EU Member States that have not adopted the euro.

        The ECB is independent of the national central banks and the governments of the Member States and has its own budget, independent of that of the EU; its capital is not funded by the EU but has been subscribed and paid up by the national central banks of the Member States, pro-rated, for each Member State that has adopted the euro, to the GDP and population of each such Member State. The ECB has exclusive authority for the issuance of currency within the euro area. As of January 1, 2019, the ECB had subscribed capital of approximately €10.8 billion and paid up capital of approximately €7.5 billion. As of January 1, 2019, the Bank of Italy had subscribed for approximately €1.3 billion, fully paid up, based on the capital key used to calculate each of the euro area national central banks' subscription to the capital of the ECB, which in the case of Italy is equal to 11.8 per cent.

        The Bank of Italy.    The Bank of Italy, founded in 1893, is the banker to the Treasury and had historically been the lender of last resort for Italian banks prior to the onset of the European sovereign debt crisis in 2009. It supervises and regulates the Italian banking industry and operates services for the banking industry as a whole. It also supervises and regulates non-bank financial intermediaries. As of December 31, 2018, the Bank of Italy had assets of approximately €967.8 billion, held gold in the amount of approximately €88.4 billion (including gold receivables) and capital and reserves of approximately €25.9 billion.

        The ECB's Monetary Policy.    The primary objective of the ECB is to preserve the euro's purchasing power and consequently to maintain price stability in the euro area. In 2003, clarifying previous positions taken since October 1998, the Governing Council stated that the ECB monetary strategy, in the pursuit of price stability, aims to maintain inflation rates below, but close to, 2 per cent over the medium term. Inflation rate has been defined as an annual increase in the HICP for the euro. Moreover, in order to assess the outlook for price developments and the risks for future price stability, a two-pillar approach was adopted by the ECB: monetary analysis and economic analysis.

        The first pillar, monetary analysis, focuses on a longer term horizon than the economic analysis. It mainly serves as a means of cross-checking, from a medium to long-term perspective, the short to medium-term indications for monetary policy coming from the economic analysis. Monetary analysis assigns a prominent role to money supply, the growth rate of which is measured through three monetary aggregates, a narrow monetary aggregate (M1), an intermediate monetary aggregate (M2) and a broad monetary aggregate (M3). These aggregates differ with regard to the degree of liquidity of the assets they include. M1 comprises currency (banknotes and coins) and overnight deposits, which can immediately be converted into currency or used for cashless payments. M2 comprises M1 and deposits with an agreed maturity of up to and including two years or redeemable at a period of notice of up to and including three months. These deposits can be converted into M1 components, subject to certain restrictions such as the need for advance notice, penalties and fees. M3 comprises M2 as well as repurchase agreements, debt securities of up to two years, money market fund shares and money market paper. These additional instruments have a high degree of liquidity and price certainty, which make them close substitutes for deposits. As a result, M3 is less affected by substitution between various liquid asset categories and is more stable than narrower (M1 and M2) money.

        In December 1998, the Governing Council set the first quantitative reference value for monetary growth at an annual growth rate of 4.5 per cent. This reference value was confirmed by the Governing Council in 1999, 2000, 2001 and 2002. On May 8, 2003, the Governing Council decided to stop its practice of reviewing the reference value annually, given its long-term nature. The reference value has not been changed since.

        The second pillar consists of a broad assessment of the outlook for price developments and the risks to price stability in the euro area and is made in parallel with the analysis of M3 growth in relation to its reference value. This assessment encompasses a wide range of financial market and other economic indicators, including developments in overall output, demand and labor market conditions, a broad range of price and cost indicators, fiscal policy and the balance of payments for the euro area as well as the production and review of macroeconomic projections.

        Based on a thorough analysis of the information provided by the two pillars of its strategy, the Governing Council determines monetary policy aiming at price stability over the medium term.

        The ECB's monetary and exchange rate policy is aimed at supporting general and economic policies in order to achieve the economic objectives of the EU, including sustainable growth and a high level of employment without prejudice to the objective of price stability.

        ECB Money Supply and Credit.    Following a gradual recovery in the money supply in the countries most exposed to the financial crisis in the last part of 2012, the growth of the broad monetary aggregate M3 slowed down considerably in 2013 to 1.0 per cent and continued at that pace in the first quarter of 2014 (1.1 per cent in March 2014), reflecting a shift towards investments in securities with a higher yield than monetary deposits and other components of M3. The impact of these factors on the money supply was only partially offset by an increase of liquid assets comprised in M1 and flows of foreign capital into euro-area financial assets. The following three quarters of 2014 registered an increase in M3's rate of expansion. As a result, in December 2014, M3 growth rate was 3.6 per cent, mainly due to a 4.3 increase of the M1 components.

        In April 2015, the annual growth rate of M3 increased to 5.3 per cent, compared to an average growth rate of 4.1 per cent during the first three months of 2015. This trend is mainly attributable to the behavior of M1 components, whose annual growth rate increased to 10.5 per cent in April 2015. By contrast, the annual growth rate of M3 decreased to 5.0 per cent in May 2015. The three-month average of the annual growth rates of M3 in the period from March 2015 to May 2015 increased to 5.0 per cent, from 4.1 per cent in the period from January 2015 to March 2015. The annual growth rate of M3 stood at 4.9 per cent in September 2015, unchanged from the previous period, averaging 5.0 per cent in the three months up to September 2015. The annual growth rate of M1 increased to 11.7 per cent in September 2015, from 11.5 per cent in August 2015. In December 2015, the annual growth rate of M3 decreased to 4.7 per cent from 5.0 per cent in November 2015. The annual growth rate of M1 decreased to 10.7 per cent in December 2015, from 11.1 per cent in November 2015.

        In May 2016, the annual growth rate of M3 increased to 4.9 per cent from 4.6 per cent in April 2016, averaging 4.8 per cent in the three months up to May 2016. The annual growth rate of M1, decreased to 9.1 per cent in May 2016 from 9.7 per cent in April 2016.

        In May 2017, the annual growth rate of the broad monetary aggregate M3 decreased to 4.9 per cent in April 2017, from 5.3 per cent in March 2017, averaging 5.0 per cent in the three months up to April 2017. The annual growth rate of the narrower aggregate, including currency in circulation and overnight deposits (M1), stood at 9.2 per cent in April 2017, compared against 9.1 per cent in March 2017. The annual growth rate of short-term deposits other than overnight deposits (M2-M1) decreased to –2.8 per cent in April 2017, from –2.5 per cent in March 2017. The annual growth rate of marketable instruments (M3-M2) decreased to 1.5 per cent in April 2017, from 9.0 per cent in March 2017.

        In May 2018, the annual growth rate of the broad monetary aggregate M3 increased to 4.0 per cent from 3.8 per cent in April 2018. The annual growth rate of M1, increased to 7.5 per cent in May 2018, compared against 7.0 per cent in April 2018. The annual growth rate of short-term deposits other than overnight deposits (M2-M1) increased to –1.7 per cent in May 2018, from –2.1 per cent in March 2018. The annual growth rate of marketable instruments (M3-M2) decreased to –5.1 per cent in May 2018, from –1.2 per cent in April 2018.

        ECB Interest Rates.    The following table shows the movement in the ECB interest rate on main refinancing operations and on marginal lending and deposit facilities from 2012 to the date of this Prospectus.

		Main Refinancing Operations
Effective date	Deposit Facility % interest rate	Fixed rate tenders	Variable rate tenders— minimum bid rate	Marginal lending facility % interest rate
2012
July 11	0.00	0.75	—	1.50

2013
May 8	0.00	0.50	—	1.00
November 13	0.00	0.25	—	0.75
2014
June 11	(0.10)	0.15	—	0.40
September 10	(0.20)	0.05	—	0.30

2015
December 9	(0.30)	0.05	—	0.30

2016
March 16	(0.40)	0.00	—	0.25

Source: European Central Bank.

Exchange Rate Policy

        Under the Maastricht Treaty, the ECB and ECOFIN are responsible for foreign exchange rate policy. The EU Council formulates the general orientation of exchange rate policy, either on the recommendation of the Commission, following consultation with the ECB, or on the recommendation of the ECB. However, the EU Council's general orientation cannot conflict with the ECB's primary objective of maintaining price stability. The ECB has exclusive authority for effecting transactions in foreign exchange markets.

Banking Regulation

        Regulatory Framework.    Italian banks fall into one of the following categories:

  •
  joint stock banks; or

  •
  co-operative banks.

        Pursuant to the principle of "home country control", non-Italian EU banks may carry out banking activities and activities subject to "mutual recognition" in Italy within the framework set out by EU Directive 2006/48/EC and Directive 2006/49/EC (collectively known as Capital Requirements Directive, or CRD I), as amended by Directive 2009/27/EC, Directive 2009/83/EC and Directive 2009/111/EC (collectively known as CRD II), by Directive 2010/76/EU (known as CRD III), and by Directive 2013/36/EU (known as CRD IV). Under the principle of "home country control", a non-Italian EU bank remains subject to the regulation of its home-country supervisory authorities. It may carry out in Italy those activities described in the aforesaid directives that it is permitted to carry out in its home country, provided the Bank of Italy is informed by the entity supervising the non-Italian EU bank. Subject to certain authorization requirements, non-EU banks may also carry out banking activities in Italy.

        Deregulation and Rationalization of the Italian Banking Industry.    Historically, the Italian banking industry was highly fragmented and characterized by high levels of State ownership and influence. During the 1980s, Italian banking and European Community authorities began a process of deregulation. The principal components of deregulation at the European level are set forth in EU Directives and provide for:

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  the free movement of capital among member countries;

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  the easing of restrictions on new branch openings;

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  the range of domestic and international services that banks are able to offer throughout the European Union; and

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  the elimination of limitations on annual lending volumes and loan maturities.

        The effect of the deregulation, in the context of the implementation of the EU Directives, has been a significant increase in competition in the Italian banking industry in virtually all bank and bank-related services.

        The Consolidated Banking Law.    In 1993, the Consolidated Banking Law (Legislative Decree No. 385 of September 1, 1993) consolidated most Italian banking legislation into one statute. Provisions in the Consolidated Banking Law relate, inter alia, to the role of supervisory authorities, the definition of banking and related activities, the authorization of banking activities, the scope of banking supervision, special bankruptcy procedures for banks and the supervision of financial companies. Banking activities may be performed by banks, without any restriction as to the type of bank. Furthermore, subject to their respective bylaws and applicable regulations, banks may engage in all the business activities that are integral to banking.

        The Draghi Law.    The Draghi Law (Legislative Decree No. 58 of February 24, 1998) entered into force in 1998 and introduced a comprehensive regulation of investment services, securities markets and publicly traded companies. While the Draghi Law did not significantly amend Italian legislation governing the banking industry, it is generally applicable to Italian publicly traded companies and it has implemented the EU directives on securities. In particular, the Draghi Law introduced a comprehensive regulation of investment services and collective investment management which applies to banks, investment firms and asset managers.

        Directive 2004/39/EC—The Markets in Financial Instruments EU Directive (MiFID).    The MiFID came into force on November 1, 2007, replacing the existing Investment Services Directive (Directive 93/22/EEC). The purpose of the MiFID is to harmonize rules governing the operation of regulated markets. The MiFID resulted in significant changes to the regulation of financial instruments and widened the range of investment services and activities that firms can offer in EU Member States other than their home state. In addition, the MiFID:

  •
  provides for tailored disclosure requirements, depending on the level of sophistication of investors;

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  establishes detailed standards for fair dealings and fair negotiations between investment firms and investors;

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  introduces the operation of multilateral trading facilities as a new core investment service; and

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  extends the scope of the definition of financial instruments to include commodity derivatives, credit derivatives and swap agreements.

        The MiFID also sets out detailed requirements governing the organization of investment firms and their conduct of business.

        Further to the implementation of the MiFID in Italy, the Italian Stock Exchange Commission ("Consob") and the Bank of Italy adopted a joint regulation coordinating their respective supervisory competences with regard to the Italian financial markets and the institutions operating in those markets.

        Directive 2014/65/EU—The Markets in Financial Instruments EU Directive II (MiFID II).    In April 2014, the European Parliament repealed and recast the MiFID into a new Directive ("MiFID II") alongside a new regulation (Regulation 600/2014) ("MiFIR"). The new framework aims to make financial markets more efficient, resilient and transparent. The measures are intended to increase investor protection by introducing more stringent organizational and conduct requirements and strengthen the role of management bodies and the supervisory powers of regulators. Both MiFID II and MiFIR came into force on July 2, 2014. Member States had until January 3, 2018 to transpose these new measures into national law.

        Law No. 33 of March 24, 2015.    In March 2015, Parliament converted Law Decree No. 3 of January 24, 2015 into Law No. 33 of March 24, 2015, also known as "Investment Compact." Law No. 33/2015 required co-operative banks exceeding €8 billion in assets to incorporate as joint stock banks by December 2016. Law No. 33/2015 also mandated for a change in the corporate governance structure of those banks, providing for proportionality of voting rights to the number of shares owned by shareholders (as opposed to the previous method where every member of the bank held one vote, independently of its share ownership).

        Law No. 49 of April 8, 2016.    In April 2016, Parliament converted Law Decree No. 18 of February 14, 2016, into Law No. April 8, 2016, also known as "BCC Reform." The BCC Reform requires co-operative banks to join a banking group in order to obtain or maintain their authorization for carrying out banking activities. Alternatively, co-operative banks with net assets in excess of €200 million could opt to maintain such authorization by re-incorporating as joint stock banks by June 14, 2016.

        Supervision.    Supervisory authorities, in accordance with the Consolidated Banking Law, include the Inter-Ministerial Committee for Credit and Savings (Comitato Interministeriale per il Credito ed il Risparmio, or "CICR"), the Ministry of Economy and Finance and the Bank of Italy. The principal objectives of supervision are to ensure the sound and prudent management of the institutions subject to supervision and the overall stability, efficiency and competitiveness of the financial system.

        The CICR.    The CICR is composed of the Minister of Economy and Finance who acts as chairman, the Minister of International Trade, the Minister of Agriculture and Forest Policies, the Minister of Economic Development, the Minister of Infrastructure, the Minister of Transportation and the Minister of EU Policies. The Governor of the Bank of Italy, although not a member of the CICR, attends all meetings of the CICR but does not have the right to vote at such meetings. Where provided for by the law, the CICR establishes general guidelines that the Bank of Italy must follow when adopting regulations applicable to supervised entities.

        The Ministry of Economy and Finance.    The Ministry of Economy and Finance has certain powers in relation to banking and financial activities. It sets eligibility standards to be met by holders of equity interests in the share capital of a bank and the level of professional experience required of directors and executives of banks and other financial intermediaries. The Ministry of Economy and Finance may, in cases of urgency, adopt measures that are generally within the sphere of CICR's powers and may also issue decrees that subject banks and other supervised entities to mandatory liquidation (liquidazione coatta amministrativa) or extraordinary management (amministrazione straordinaria), upon the proposal of the Bank of Italy. Furthermore, the Ministry of Economy and Finance may exercise certain powers in relation to regulating wholesale markets for government securities.

        The Bank of Italy.    The Bank of Italy supervises banks and certain other financial intermediaries through its regulatory powers (in accordance with the guidelines issued by the CICR). The Consolidated Banking Law identifies four main areas of oversight: capital requirements, risk management, acquisitions of participations, administrative and accounting organization and internal controls, and public disclosure requirements. The Bank of Italy also regulates other fields, such as transparency in banking and financial transactions of banks and financial intermediaries, international payments, money laundering and terrorism financing. The Bank of Italy supervises banks and other supervised entities by, inter alia, authorizing the acquisition of shareholdings in banks in excess of certain thresholds and exercising off-site and on-site supervision. Certain acquisitions by non-EU entities based in jurisdictions that do not contemplate reciprocal rights by Italian banks to purchase banks based in those jurisdictions, may be denied by the President of the Council of Ministers, upon prior notice to the Bank of Italy.

        On-site visits carried out by the Bank of Italy may be either "general" or "special" (directed toward specific aspects of banking activity). Matters covered by an on-site visit include the accuracy of reported data, compliance with banking laws and regulations, organizational aspects and conformity with a bank's own bylaws.

        The Bank of Italy requires all banks to report periodic statistical information related to all components of their non-consolidated balance sheet and consolidated accounts. Other data reviewed by the Bank of Italy include minutes of meetings of each bank's board of directors. Banks are also required to submit any other data or documentation that the Bank of Italy may request.

        In addition to its supervisory role, the Bank of Italy—as the Italian Central Bank—performs monetary policy functions by participating in the ESCB, and acts as treasurer to the Ministry of Economy and Finance. It also operates services for the banking industry as a whole, most notably the Credit Register (Centrale dei Rischi), a central information database on credit risk. Furthermore, the Bank of Italy may exercise a supervisory authority on wholesale markets for domestic government securities.

        On December 28, 2005, a new law was passed to modify the powers and organization of the Bank of Italy. In particular, while prior to the reform the Governor was appointed for an indefinite term, in accordance with the new legal framework, the Governor of the Bank of Italy is now appointed for a 6 year term, and may be reappointed only once. In addition, the new law transferred most of the powers of the Bank of Italy regarding competition in the banking sector to the Antitrust Authority, although joint clearance of the Bank of Italy and the Antitrust Authority is required in cases of mergers and acquisitions.

        The SSM.    On October 29, 2013, following Council Regulation 1024/2013 and Regulation 1022/2013, the EU approved the creation of the Single Supervisory Mechanism ("SSM") as the new system of banking supervision for Europe, which has been effective since November 4, 2014. The SSM grants the ECB, in conjunction with national supervisory authorities, a supervisory role to monitor the financial stability of banks based in eurozone countries. The SSM's main aims are to:

  •
  ensure the safety and soundness of the European banking system;

  •
  increase financial integration and stability; and

  •
  ensure consistent banking supervision.

        Eurozone countries automatically joined the SSM, while Member States of the EU outside the eurozone can voluntarily participate. As of December 31, 2017, none of the non-eurozone Member States had opted to join the SSM. The ECB directly supervises the 125 most significant banks of the participating countries, representing approximately 82 per cent of the total banking assets in the euro area. Banks that are not considered eligible for ECB supervision continue to be supervised by their national supervisors, in close cooperation with the ECB.

        The SSM functions in conjunction with the Single Resolution Mechanism ("SRM"), created by Regulation 806/2014. The SRM is composed of the National Resolution Authorities ("NRAs") and the Single Resolution Board, a European agency that is also staffed by representatives of the NRAs. By Legislative Decree No. 180 of November 16, 2015, the Bank of Italy established the Italian National Resolution Fund, an essential part of the SRM which harmonizes the resolution procedures for credit institutions and some investment firms within the 19 Member States of the euro area. The Italian National Resolution Fund is financed by contributions from the Italian banking sector and some investment firms. The SRM is also responsible for the orderly management of crises at banks that are classified as systemically important financial institutions or which operate across borders within the euro area, and at major investment firms, resolving any problems arising from the fragmentation of procedures along national lines.

        Reserve Requirements.    Pursuant to ECB, ESCB and EU regulations, each Italian bank must deposit with the Bank of Italy an interest-bearing reserve expressed as a percentage of its total overnight deposits, deposits with an agreed maturity of up to and including two years, deposits redeemable at notice of up to and including two years and debt securities with an original maturity of up to and including two years.

Risk-Based Capital Requirements and Solvency Ratios

        Basel III and the Capital Requirements Directive IV ("CRD IV"). In 2013, the European Union adopted a legislative package of measures aimed at improving the banking sector's ability to absorb shocks arising from financial and economic stress, improving risk management and governance and strengthening banks' transparency and disclosure with the effect of limiting the instruments that qualify as regulatory capital and increasing the amount of capital required.

        The Basel III rules have been implemented in the EU through the Capital Requirements Regulation ("CRR") and Directive 2013/36/EU, or CRD IV, which replace CRD I, II and III. CRD IV came into force on January 1, 2014 with other provisions being phased in by 2019. Basel III rules require banks to meet certain minimum capital ratios. In addition, Basel III rules provide additional rules on liquidity by requiring that banks meet a liquidity coverage ratio and a net stable funding ratio and rules on leverage by requiring that banks meet a leverage ratio. In January 2013, the original proposal with respect to the liquidity requirements was reviewed; the phasing-in of the liquidity coverage ratio begun in 2015 and has been increasing by 10 per cent annually, currently expecting to reach 100 per cent effective January 1, 2019. The definition of high quality liquid assets was expanded to include lower quality corporate securities, equities and residential mortgage backed securities.

        CRD IV also introduces new rules for counterparty risk, and new macroprudential standards including a countercyclical capital buffer and capital buffers for systemically important institutions. CRD IV amends rules on corporate governance, including remuneration, and introduces COREP and FINREP, standardized EU regulatory reporting requirements which stipulate the information that firms will have to report to supervisory authorities in areas such as own funds, large exposures and financial information.

        Italian capital adequacy requirements are mainly governed by CRD IV, the Consolidated Banking Law, CICR Regulations and other implementing regulations issued by the Bank of Italy (Nuove disposizioni di vigilanza prudenziale per le banche). Under the implementing regulations of the Bank of Italy, Italian banks are required to maintain certain ratios of regulatory capital to risk-weighted assets.

        Risk Concentration Limitations.    The Bank of Italy has issued implementing regulations which require stand-alone banks and banking groups to limit each risk position to no more than 25 per cent of supervisory capital and their exposures to any single customer or group of related customers to 25 per cent of the bank's regulatory capital. Under specific conditions, for exposures to related or connected parties, the credit risk position may overcome the 25 per cent of supervisory capital limit.

        Banks belonging to banking groups shall be subject to an individual limit of 40 per cent of their supervisory capital provided that the group to which they belong complies with the above limits at the consolidated level. The exception is therefore not applicable to Italian banks that do not belong to a banking group and are stand-alone entities.

Equity Participations by Banks

        Implementing regulations adopted by the Bank of Italy in December 2013, and subsequently amended, have updated the legislation regulating equity participations by banks.

        Prior approval of the Bank of Italy is required for any direct and indirect equity investments by a bank in other banks or financial or insurance companies: (1) exceeding 10 per cent of the regulatory capital of the acquiring bank; or (2) resulting in the control of the share capital of, or significant influence on, a bank or financial or insurance company having its registered office in a non-EU State other than Canada, Japan, Switzerland or the United States.

        The acquisition by banks and banking groups of shareholdings in non-financial companies is also subject to certain limitations. Aggregate shareholdings in non-financial companies purchased by banks and banking groups cannot exceed 60 per cent of the acquiring bank's regulatory capital. Banks and banking groups may not acquire shareholdings in any single non-financial company exceeding 15 per cent of the acquiring bank's regulatory capital.

        Deposit Insurance.    The Interbank Fund (Fondo Interbancario di Tutela dei Depositi) was established in 1987 by a group consisting of the main Italian banks to protect depositors against the risk of bank insolvency and the loss of deposited funds. The Interbank Fund assists banks that are declared insolvent or are subject to temporary financial difficulties.

        Participation in the Interbank Fund is compulsory for all Italian banks. The Interbank Fund intervenes when a bank has entered into extraordinary administration (amministrazione straordinaria) or is undergoing mandatory liquidation (liquidazione coatta amministrativa). If a bank becomes subject to extraordinary administration, the Interbank Fund may make payments to support the business of the relevant bank, which may take the form of debt financing or taking an equity stake in the bank. In the case of mandatory liquidation, the Interbank Fund guarantees the refund of deposits to banking customers up to a maximum of €100,000 per depositor per bank. The guarantee does not cover customer deposit instruments in bearer form, deposits by financial and insurance companies and by collective investment vehicles and deposits by bank managers and executives with the bank that employs them.

        Structure of the Banking Industry.    Italy had 538 banks as of December 31, 2017, as opposed to 604 banks as of December 31, 2016. As of December 31, 2017, there were 60 banking groups in Italy, from 70 banking groups as of December 31, 2016. The ownership structure of the Italian banking sector has undergone substantial changes since 1992, reflecting significant privatizations through 1998. Since 1999, the Italian banking sector has experienced significant consolidation and this process has resulted in the formation of Italian banking groups of international standing. In 2017, the five largest banking groups in Italy were: UniCredit S.p.A., IntesaSanpaolo S.p.A., Banco BPM S.p.A., Monte dei Paschi di Siena S.p.A.and Unione di Banche Italiane S.p.A. The degree of banking concentration in Italy, measured by the share of assets held by the 11 most significant banks in Italy under the SSM, was 74 per cent in 2017.

        As opposed to other European countries, the Italian State's contribution to Italian banks has been minimal throughout the financial crisis, reaching €4.8 billion in the first quarter of 2013. A large portion of this amount consisted of the €3 billion loan made available by the Bank of Italy to Monte dei Paschi di Siena S.p.A., Italy's third largest banking group, in February 2013. However, the intervention of the Italian Government in the Italian banking system has seen a gradual increase since 2013.

        In 2014, 12 banks were put under control by government-appointed administrators, and two additional banks commenced winding up procedures. In 2015, four Italian banks (i.e., Banca delle Marche S.p.A., Banca Popolare dell'Etruria e del Lazio S.C., Cassa di Risparmio della Provincia di Chieti S.p.A. and Cassa di Risparmio di Ferrara S.p.A.) required the support of the Italian National Resolution Fund established by Legislative Decree No. 180 of November 16, 2015. For additional information on the Italian National Resolution Fund, see "Monetary System—Banking Regulation—Supervision." Nuova Banca delle Marche S.p.A., Nuova Banca dell'Etruria e del Lazio S.p.A. and Nuova Cassa di Risparmio di Chieti S.p.A. were subsequently acquired by Unione di Banche Italiane S.p.A. on May 10, 2017. Nuova Cassa di Risparmio di Ferrara S.p.A. was subsequently acquired by BPER Banca S.p.A. on June 30, 2017.

        On July 1, 2015, Monte dei Paschi di Siena S.p.A. issued to the Italian Ministry of Economy and Finance, as a payment in kind for the interest accrued to December 31, 2014 on the €3 billion loan made available by the Bank of Italy in 2013, ordinary shares representing 4 per cent of Monte dei Paschi di Siena S.p.A.'s total share capital. On July 29, 2016 the EBA stress test results showed a very severe impact for Monte dei Paschi di Siena S.p.A. in the adverse scenario; to mitigate the effects of said results, Monte dei Paschi di Siena S.p.A. announced a transaction envisaging, inter alia, an increase of its share capital by up to €5 billion. On December 22, 2016, Monte dei Paschi di Siena S.p.A. announced the unsuccessful outcome of the proposed capital increase and, on December 23, 2016, Monte dei Paschi di Siena S.p.A. requested the support of a newly created government fund for its recapitalization plan. For additional information on this government fund, see "Monetary System—Measures to assess the condition of Italian Banking System." On July 4, 2017, the European Commission approved state aid in the amount of €5.4 billion for a precautionary recapitalization of Monte dei Paschi di Siena S.p.A. by the Italian Government, subject to certain conditions. Monte dei Paschi di Siena S.p.A.'s recapitalization completed on August 11, 2017, as a result of which the Italian Government's shareholding Monte dei Paschi di Siena S.p.A. increased from 4.0 per cent to 52.2 per cent. The Italian Government's shareholding has further increased to 68.3 per cent as a result of Monte dei Paschi di Siena S.p.A.'s purchase on its behalf of certain ordinary shares resulting from the compulsory conversion on November 23, 2017.

        On June 30, 2016, the European Commission approved the granting of a guarantee scheme to Italy's banks of up to €150 billion. This scheme allowed Italy to use government guarantees to create a precautionary liquidity support program for banks. The program only applied to institutions which are solvent and expired at the end of 2016.

        On June 25, 2017, the Italian Government, upon recommendation from the Bank of Italy and with the prior approval of the European Commission, approved Law Decree No. 99 of June 25, 2017 appointing liquidators for both Banca Popolare di Vicenza S.p.A. and Veneto Banca S.p.A. On June 26, 2017, the liquidators approved a plan providing for the sale of all assets and selected liabilities of Banca Popolare di Vicenza S.p.A. and Veneto Banca S.p.A. to IntesaSanpaolo S.p.A. for a nominal amount of €1.00. The residual liabilities of Banca Popolare di Vicenza S.p.A. and Veneto Banca S.p.A. were transferred to a government-controlled entity that will be liquidated in due course with an expected aggregate liability for the Italian Government (including cash injections and state guarantees for approximately €4.8 billion and €12.0 billion, respectively) of up to €16.8 billion.

        On January 2, 2019, the ECB imposed temporary administration on Banca Carige S.p.A., which had been under its direct supervision since November 2014 and failed to meet ECB capital requirements and obtain shareholders' approval for an increase of its CET1 capital by €400 million. On January 8, 2019, the Italian Government approved Law Decree No. 1 of January 8, 2019 providing for a state guarantee of up to €3 billion for future bonds issued by Banca Carige S.p.A., as well as a guarantee to enhance the quality of collateral in order to access emergency liquidity assistance, and allowing for the Italian Government's potential participation in a capital increase. The Growth Decree extended the term for granting the guarantee on future bonds issued by Banca Carige S.p.A. to December 31, 2019. More recently Banca Carige S.p.A. has sought out potential private investors to prevent recourse to State aid. Two potential private investors pulled out of rescuing the bank for reasons which were not made public at the beginning of May and the end of June, respectively. Nevertheless, negotiations are currently pending between Banca Carige S.p.A. and other private investment funds.

        Capitalization.    In 2017, the Italian banking system's aggregate capitalization increased from 2016. At the end of the year, consolidated regulatory capital amounted to €234.0 billion, a 12.0 per cent increase from the end of 2016. In 2017, Tier 1 capital increased to €204.0 billion compared to €176.8 billion in 2016.

        In 2017 the banking system's capital ratios increased compared to 2016. As of December 31, 2017, the Common Equity Tier 1 ("CET1") ratio was 13.8 per cent and the Tier 1 ratio 14.7 per cent. The total capital ratio increased to 16.8 per cent from 14.2 per cent in 2016. As of December 31, 2017, the Tier 1 ratio and total capital ratio of the five largest Italian banking groups were 14.7 per cent and 17.2 per cent, respectively, representing a 3.7 per cent and 3.5 per cent increase from 2016, respectively.

        At the end of 2017, the capital ratios of the five largest Italian banking groups were lower than the average ratios observed by the EBA for a number of European banks of comparable size. In particular, the CET1 ratio of the five largest Italian banking groups was 13.4 per cent as opposed to a weighted average for the largest European banks of 14.8 per cent.

        Bad Debts and Non-Performing Exposure.    Bad debts (i.e. debts whose full repayment is uncertain because the relevant debtors are insolvent) decreased by 20.8 per cent in 2017 to €178,057 million, compared to €215,029 million in 2016. As a percentage of total outstanding loans, bad debts decreased to 9.1 per cent in 2017 from 10.7 per cent in 2016. The non-performing exposure (i.e. material exposures that are more than 90 days past-due) of Italian banks continued to decrease in 2017, both generally and at the five largest Italian banks. The non-performing exposures of the entire Italian banking system in 2017 amounted to 14.5 per cent of the total outstanding loans compared to 17.3 per cent in 2016. Similarly, for Italy's five largest banks non-performing exposure amounted to 14.5 per cent in 2017, marking a 2.5 per cent decrease against 2016. The average provisioning ratio against non-performing exposure of Italian banks exceeded 50 per cent as of December 31, 2017.

Measures to assess the condition of Italian Banking System

        In order to stabilize the banking system and protect private savings, the Italian Government has enacted measures, which, among other things, allow the Ministry of Economy and Finance to support the recapitalization of Italian banks by subscribing for financial instruments and guaranteeing share capital increases, to provide a state guarantee on funds granted by the Bank of Italy to banks needing emergency liquidity and, in addition to the existing domestic bank deposit guaranty, to guarantee in full all Italian bank deposits. The measures adopted in Italy to preserve the stability of the financial system are aimed at protecting savers and maintaining adequate levels of bank liquidity and capitalization.

        On December 23, 2016, the Italian Government created a €20 billion fund to support the Italian banking system. The fund aims at supporting access to liquidity of Italian banks by providing a government guarantee to the issuance of banks' securities. Furthermore, the fund is intended to provide support to the recapitalization of banks that during the stress tests would suffer severe impacts as a result of adverse scenarios. Access to the fund is subject to the approval by the ECB of a recapitalization plan and requires the mandatory conversion of the bank's outstanding junior bonds into shares.

        The Bank of Italy periodically conducts stress tests to assess the banking system's ability to operate in adverse situations. The test conducted in May 2010 for the whole Italian banking system analyzed the evolution of credit quality in the two years 2010-11 assuming worsened macroeconomic conditions (the adverse scenario hypothesizes that the Italian economy is hit by shocks to world trade that restrict exports; further, the risk premium on the interbank market increases with a tightening of credit supply policies, leading to a weakening of domestic demand; the macroeconomic effects are amplified by an increase in precautionary saving, exacerbating the decline in household spending; real GDP growth in the two years 2010-11 is lower by a total of 3 percentage points than the forecasts compiled by Consensus Economics). The stress tests showed that capital ratios of all banking groups considered (the largest five groups) would remain well above the minimal regulatory requirements under the adverse macroeconomic conditions assumed in the stress tests. A similar stress test was conducted in July 2011, whose results were scrutinized by the Bank of Italy before a peer review and quality assurance process was conducted by EBA staff with a team of experts from national supervisory authorities, the ECB and the European Systemic Risk Board. The 2011 stress tests showed that capital ratios of all Italian banking groups considered (the largest five groups) would remain well above the minimal regulatory requirements under the adverse macroeconomic conditions assumed in the stress tests.

        An IMF mission visited Italy during January 14-31, and March 12-26, 2013, to conduct an assessment under the IMF's Financial Sector Assessment Program ("FSAP"). The FSAP team and the Bank of Italy conducted a range of comprehensive solvency and liquidity stress tests to determine the resilience of the Italian banking system faced with the prolonged recession and crisis in Europe. Italian banks were evaluated against the Basel III requirements for CET1 and Tier 1 capital.

        The FSAP's results suggested that the Italian banking system as a whole appeared to be well capitalized and that it should be able to withstand both a scenario of concentrated shocks and one of protracted slow growth, thanks to the banks' strong capital position and ECB liquidity support. In its statement, the IMF stated that the substantial capital buffers over regulatory minima built in recent years would offset most of the losses generated by an adverse macroeconomic scenario, even taking into account the phase-in of Basel III requirements, but that under such scenarios, the system would find its buffers depleted, and that market liquidity shocks can be absorbed by the substantial amounts of available collateral.

        In January 2014, the EBA announced that it would conduct EU-wide stress tests during 2014. The objective of the tests was to provide supervisors, market participants and institutions with consistent data to contrast and compare EU-banks' resilience under adverse market conditions. The tests were designed in conjunction with the ECB and were conducted on a sample of 124 banks covering at least 50 per cent of each national banking sector. The resilience of these banks was assessed under a period of three years (2014-2016) on the assumption of a static balance sheet which implies no new growth and constant business mix and model throughout the time horizon of the exercise. In terms of capital thresholds, 8 per cent CET1 was the capital hurdle rate set for the baseline scenario and 5.5 per cent CET1 for the adverse scenario. The EBA published the results of the stress tests in October 2014. On average, EU banks' CET1 ratio dropped by 260 basis points, from 11.1 per cent at the start of the stress test, after the asset quality reviews' (AQRs) adjustment, to 8.5 per cent after the stress test. Over the three-year horizon of the exercise, 24 banks would fall below the 5.5 per cent CET1 threshold and the overall shortfall would total €24.6 billion. These banks included nine Italian lenders, with a collective capital shortfall of €3.31 billion. Banca Monte dei Paschi di Siena S.p.A. had the largest shortfall of €2.11 billion in capital.

        In February 2016, the EBA officially launched the 2016 EU-wide stress test exercise. The objective of the tests was to provide supervisors, banks and market participants with a common analytical framework to consistently compare and assess the resilience of large EU banks and the EU banking system to adverse economic shocks. The tests were designed in conjunction with the ECB and were conducted on a sample of 51 banks, covering approximately 70 per cent of total banking assets in the European Union. The resilience of these banks was assessed under a period of three years (2016-2018) on the assumption of a static balance sheet, which implies no new growth and constant business mix and model throughout the time horizon of the exercise. Unlike the 2014 Comprehensive Assessment, the EU-wide stress test of 2016 was not a pass/fail exercise as it did not stipulate a minimum threshold for capital to be met by taking immediate strengthening measures. The EBA published the results of the stress tests on July 29, 2016. On average, from a starting point of 13.2 per cent CET1, the stress test demonstrates the resilience of the EU banking sector to an adverse scenario with an impact of 380 basis points CET1, that would bring down the sample to a CET1 ratio of approximately 9.4 per cent at the end of 2018. Furthermore, the CET1 fully loaded ratio would fall from 12.6 per cent to 9.2 per cent over the three-year horizon of the exercise, while the aggregate leverage ratio would decrease from 5.2 per cent to 4.2 per cent in the adverse scenario. Four of the five Italian banks featured in the EBA sample (i.e. UniCredit S.p.A., IntesaSanpaolo S.p.A., Banco Popolare-Società Cooperativa, and Unione di Banche Italiane S.p.A.) showed good resilience. For them, the weighted impact on the CET1 ratio of the adverse scenario would be 3.2 per cent. Including the fifth Italian bank featured in the EBA sample (i.e. Monte dei Paschi di Siena S.p.A.), which was the only Italian bank obtaining a negative result in the adverse scenario, the weighted impact for the five Italian banks would be 4.1 per cent.

        In October 2018, the EBA launched a further EU-wide stress test exercise. The 2018 EU-wide stress test does not contain a defined pass/fail threshold. However, the exercise is an important supervisory tool and an input for the Pillar 2 assessment of banks. The 2018 exercise was conducted on a sample of 48 banks from 15 EU and EEA countries, including 33 banks from euro area countries and 15 banks from Denmark, Hungary, Norway, Poland, Sweden and the UK. The results of the stress test were published on November 2, 2018. The 48 banks in the 2018 stress test sample reported a 14.5 per cent weighted average transitional CET1 capital ratio as of December 2017, 14.4 per cent considering the IFRS 9 restated data. The 2018 aggregate capital ratio at the starting point is above the aggregate ratios reported by banks at the beginning of previous EU-wide stress test exercises, an evolution that reflects a continuous and significant strengthening of the capital position by the major EU banks since the end of 2010. The CET1 fully loaded ratio would fall from 14.2 per cent to 10.1 per cent over the three-year horizon of the exercise, while the transitional leverage ratio would decrease from 5.4 per cent to 4.4 per cent in the adverse scenario. As regards the four Italian banks included in the sample (i.e., UniCredit S.p.A., IntesaSanpaolo S.p.A., Banco BPM S.p.A. and Unione di Banche Italiane S.p.A.), the average CET1 ratio depletion under the adverse scenario is 3.9 percentage points on a fully loaded basis. This result is in line with the SSM average and with the EBA sample.

Atlante Funds

        Fondo Atlante ("Atlante") is an alternative closed-end investment fund incorporated in Italy in April 2016 and regulated by Italian law. Atlante, which is managed by Quaestio Capital Management SGR S.p.A. ("Quaestio"), was set up to invest into the share capital of selected Italian banks and reduce their non-performing exposure. Quaestio raised €4.25 billion for Atlante among 67 institutional investors, including UniCredit S.p.A., IntesaSanpaolo S.p.A. and Cassa Depositi e Prestiti S.p.A. In 2015, Atlante completed two major transactions by acquiring Banca Popolare di Vicenza S.p.A. and Veneto Banca S.p.A. for an aggregate amount of approximately €2.5 billion. Banca Popolare di Vicenza S.p.A. and Veneto Banca S.p.A. were subsequently put into liquidation through Law Decree No. 99 of June 25, 2017.

        On August 8, 2016, after raising €1.7 billion, Quaestio set up Fondo Atlante II, an additional closed-end investment fund to invest in non-performing loans of Italian banks, and which was subsequently renamed Italian Recovery Fund ("IRF"). As of October 2017, IRF had completed four securitization transactions in non-performing loans having an aggregate value of €31 billion for an aggregate investment amount of €2.5 billion. These non-performing loans were acquired by IRF from Nuova Banca delle Marche S.p.A., Nuova Banca dell'Etruria e del Lazio S.p.A. e Nuova Cassa di Risparmio di Chieti S.p.A., concurrently with their acquisition by Unione di Banche Italiane S.p.A., from Nuova Cassa di Risparmio di Ferrara S.p.A.

Credit Allocation

        The Italian credit system has changed substantially during the past decade. Banking institutions have faced increased competition from other forms of intermediation, principally securities markets.

        During 2017, overall lending activity, including repos and bad debts, increased by 1.4 per cent as compared to a 0.4 per cent increase in 2016. Lending activity in the Mezzogiorno showed an improvement in 2017, with a slight increase by 1.3 per cent compared to a 1.2 per cent increase in 2016, whereas in the central and northern regions the increase was of 1.4 per cent in 2017 compared to an increase by 0.2 per cent in 2016.

Exchange Controls

        Following the complete liberalization of capital movements in the European Union in 1990, all exchange controls in Italy were abolished. Residents and non-residents of Italy may make any investments, divestments and other transactions that entail a transfer of assets to or from Italy, subject only to limited reporting, record-keeping and disclosure requirements referred to below. In particular, residents of Italy may hold foreign currency and foreign securities of any kind, within and outside Italy, while non-residents may invest in Italian securities without restriction and may export from Italy cash, instruments of credit or payment and securities, whether in foreign currency or euro, representing interest, dividends, other asset distributions and the proceeds of dispositions.

        Italian legislation contains certain requirements regarding the reporting and record-keeping of movements of capital and the declaration in annual tax returns of investments or financial assets held or transferred abroad. Breach of certain requirements may result in the imposition of administrative fines or criminal penalties.

 THE EXTERNAL SECTOR OF THE ECONOMY

Foreign Trade

        Italy is fully integrated into the European and world economies, with imports and exports in 2017 representing 23.3 and 26.1 per cent of real GDP, respectively. Following the trade surplus recorded in 2003, Italy has recorded trade deficits from 2004 to 2011. Italy's merchandise exports have suffered from competition with Asian products, reflecting higher prices of Italian products, the improving quality of non-Italian products and the increased commercial presence and improved services offered by non-Italian companies in EU countries. Moreover, Italy's specialization in more traditional merchandise is unable to meet the increased demand for high-technology products characterizing the expansion of world trade. In recent years, however, Italy has recorded a growing trade surplus, increasing from €29.2 billion in 2013 to €49.6 billion in 2016. In 2017, the trade surplus was €47.4 billion, mainly boosted by the export of production machinery, textiles, and leather products. In 2017, imports increased by 9.0 per cent, mainly due an increase in imports relating to extractive industries, base metals and electrical energy, compared to a 0.8 decrease in 2016. Exports increased by approximately €5.0 billion in 2016 and €30.8 billion in 2017, mainly driven by manufactured products, which increased to €429.8 billion in 2017 from €400.2 billion in 2016.

        The following table illustrates Italy's exports and imports for the periods indicated. Export amounts do not include insurance and freight costs and only include the costs associated with delivering and loading the goods for delivery. This is frequently referred to as "free on board" or "fob." Import amounts include all costs, insurance and freight, frequently referred to as "cif." A fob valuation includes the transaction value of the goods and the value of services performed to deliver the goods to the border of the exporting country; in a cif valuation, the value of the services performed to deliver the goods from the border of the exporting country to the border of the importing country is also included.

Foreign Trade (cif-fob)

	2013	2014	2015	2016	2017
	(in € millions)
Exports (fob)(1)
Agriculture, forestry and fishing	5,982	5,936	6,620	6,852	7,084
Extractive industries	1,201	1,178	1,158	1,018	1,239
Manufactured products	373,831	382,772	395,331	400,189	429,748
Food, beverage and tobacco products	27,512	28,395	30,274	31,577	33,942
Textiles, leather products, clothing, accessories	44,975	47,235	48,033	48,725	50,953
Wood, wood products, paper, printing	7,775	8,005	8,331	8,348	8,593
Coke and refined oil products	16,366	14,057	12,376	10,040	13,471
Chemical substances and products	25,521	25,977	27,032	27,552	30,042
Pharmaceutical, chemical-medical, botanical products	19,635	20,933	19,923	21,361	24,774
Rubber, plastic, non-metallic mineral products	23,259	23,787	24,767	25,319	26,446
Base metal, metal (non-machine) products	45,543	44,623	43,731	43,433	47,209
Computers, electronic and optical devices	12,308	12,091	13,698	13,642	14,430
Electrical equipment	20,237	20,829	21,947	22,065	23,100
Machines and other non-classified products	71,607	74,142	75,807	75,960	80,061
Transportation means	37,236	40,061	45,095	47,634	50,796
Products from other manufacturing activities	21,857	22,638	24,315	24,533	25,931
Electrical energy, gas, steam, air conditioning	274	187	265	351	360
Other products	8,944	8,798	8,918	8,860	9,677

Total exports	390,233	398,870	412,291	417,269	448,107

	2013	2014	2015	2016	2017
	(in € millions)
Imports (cif)(1)
Agriculture, forestry and fishing	12,681	12,959	13,757	13,836	14,460
Extractive industries	59,649	48,254	39,551	31,179	39,740
Manufactured products	276,784	283,854	304,934	311,165	333,026
Food, beverage and tobacco products	28,111	28,958	29,143	29,235	30,538
Textiles, leather products, clothing, accessories	26,623	28,770	30,421	30,571	31,146
Wood, wood products, paper, printing	9,213	9,455	9,983	9,803	10,318
Coke and refined oil products	12,205	10,167	7,325	6,648	8,158
Chemical substances and products	34,734	34,295	35,248	34,726	37,153
Pharmaceutical, chemical-medical, botanical products	20,730	19,827	22,153	22,942	24,003
Rubber, plastic, non-metallic mineral products	11,724	12,339	13,042	13,510	14,247
Base metal, metal (non-machine) products	35,239	36,012	38,069	35,806	41,665
Computers, electronic and optical devices	22,872	23,041	25,845	25,673	26,974
Electrical equipment	12,936	13,617	15,474	15,654	16,892
Machines and other non-classified products	22,367	23,893	26,090	27,984	29,394
Transportation means	29,543	32,158	39,375	45,452	48,890
Products from other manufacturing activities	10,488	11,324	12,766	13,161	13,649
Electrical energy, gas, steam, air conditioning	2,286	1,926	2,245	1,681	2,081
Other products	9,601	9,946	9,998	9,765	11,353

Total imports	361,002	356,939	370,484	367,626	400,659

Trade balance	29,231	41,931	41,807	49,643	47,448

(1)
At current prices.

Source: ISTAT.

        The Italian economy relies heavily on foreign sources for energy and other natural resources and Italy is a net importer of chemical products, agricultural and food industry products, wood and wood products, computers, electronic and optical devices.

        Of all the major European countries, Italy is one of the most heavily dependent on imports of energy. Italy's trade balance remains vulnerable to fluctuations in oil prices, given the high proportion of energy imports. In 2016 and 2017, the energy deficit remained substantially unchanged at 0.1 per cent of GDP, compared to 2.0 per cent of GDP in 2015 and 2.6 per cent of GDP in 2014, due to a continued decrease in oil prices.

        In 2017, exports of goods and services increased by 7.4 per cent, mainly driven by a widespread increase in global trade, in particular with countries in the euro area. Despite a moderate appreciation of the euro vis-a-vis several major currencies, price competitiveness on exports from Italy remained substantially unchanged in 2017 due to a 2.6 per cent increase in industrial production prices, lower than the average increases of partner countries. This resulted in a 3.9 per cent increase in exports to non-EU countries, together with a 6.3 per cent increase in exports to countries in the euro area, leading to a €30.8 billion increase in exports in 2017.

        During 2017, imports of goods and services increased by 5.3 per cent by volume compared to a 3.5 per cent increase by volume in 2016. Such increase was mainly due to higher imports of raw materials, base metals and energy in 2017 compared to 2016, driven by an increase in investment in plants and machinery partially offset by a continued slowdown in imports of transportation means.

Geographic Distribution of Trade

        As a member of the European Union, Italy enjoys free access to the markets of the other EU Member States and applies the external tariff common to all EU countries. During the past several years, EU countries have made significant progress in reducing non-tariff barriers such as technical standards and other administrative barriers to trade amongst themselves, and Italy has incorporated into its national law most of the EU directives on trade and other matters. With the accession of new members, the EU now encompasses many of Italy's most important central and eastern European trading partners. The following tables show the distribution of Italy's trade for the periods indicated.

Distribution of Trade (cif-fob)—Exports

	2013	2014	2015	2016	2017
	(in € millions)
Exports (fob)(1)
Total EU	209,289	218,824	225,975	233,413	249,129
of which
EMU	155,439	161,117	165,086	171,293	182,330
of which
Austria	8,504	8,396	8,586	8,884	9,453
Belgium	11,421	13,196	13,520	13,525	13,553
France	42,289	42,016	42,664	44,008	46,164
Germany	48,474	50,144	50,764	52,703	55,877
Netherlands	9,074	9,396	9,562	9,710	10,455
Spain	17,167	18,030	19,762	21,054	23,194
Poland	9,390	10,352	10,901	11,240	12,592
United Kingdom	19,595	20,939	22,358	22,417	23,130
China	9,843	10,494	10,413	11,057	13,514
Japan	6,023	5,357	5,507	6,022	6,564
OPEC countries(2)	21,289	20,623	20,289	17,226	16,439
Russia	10,772	9,503	7,093	6,690	7,985
Switzerland	20,386	19,053	19,228	18,966	20,611
Turkey	10,085	9,734	9,978	9,599	10,094
United States	27,047	29,756	35,977	36,888	40,496
Other(3)	73,368	73,331	75,609	74,802	80,482

Total	390,233	398,870	412,291	417,269	448,107

(1)
At current prices.

(2)
Gabon terminated its membership to the Organization of the Petroleum Exporting Countries ("OPEC") in January 1995 and rejoined as of July 2016. Equatorial Guinea and the Republic of Congo became full members of OPEC in May 2017 and June 2018, respectively, while Qatar left OPEC in January 2018. For the purposes of the above table, exports to these countries are not included in OPEC countries.

(3)
Other represents all other countries and/or regions with whom Italy trades; none of such countries or regions accounts for a material amount.

Source: ISTAT.

 Distribution of Trade (cif-fob)—Imports

	2013	2014	2015	2016	2017
	(in € millions)
Imports (fob)(1)
Total EU	200,168	203,890	217,390	223,337	240,851
of which
EMU	160,019	162,107	171,740	175,930	190,566
of which
Austria	8,851	8,241	8,486	8,428	9,225
Belgium	15,020	15,082	17,120	17,756	17,968
France	30,551	30,803	32,173	32,767	35,210
Germany	53,299	54,388	57,591	59,959	65,347
Netherlands	20,689	20,815	20,567	20,182	21,175
Spain	16,355	17,236	18,583	19,820	21,175
Poland	6,632	7,222	8,586	8,791	9,852
United Kingdom	9,674	10,282	10,882	11,254	11,404
China	23,071	25,075	28,232	27,346	28,430
Japan	2,566	2,703	3,121	4,018	4,184
OPEC countries(2)	27,243	19,010	16,305	14,913	17,980
Russia	20,197	17,276	14,408	10,643	12,309
Switzerland	10,642	10,401	10,761	10,618	11,178
Turkey	5,506	5,718	6,648	7,468	8,301
United States	11,535	12,477	14,195	13,917	15,013
Other(3)	58,104	58,747	57,355	52,475	57,273

Total	361,002	356,939	370,484	367,626	400,659

(1)
At current prices.

(2)
Gabon terminated its membership to the Organization of the Petroleum Exporting Countries ("OPEC") in January 1995 and rejoined as of July 2016. Equatorial Guinea and the Republic of Congo became full members of OPEC in May 2017 and June 2018, respectively, while Qatar left OPEC in January 2018. For the purposes of the above table, exports to these countries are not included in OPEC countries.

(3)
Other represents all other countries and/or regions with whom Italy trades; none of which country or region represents a material amount.

Source: ISTAT.

        As in the previous year, during 2017 over half of Italian trade was with other EU countries, with approximately 55.6 per cent of Italian exports and 60.1 per cent of imports attributable to trade with EU countries. Germany remains Italy's single most important trade partner and in 2017 supplied 16.3 per cent of Italian imports and purchased 12.5 per cent of Italian exports.

        In 2017, the trade balance was the result of surpluses both with EU countries and non-EU countries. Italy's trade balance with EU countries was positive in 2017, with a surplus of approximately €8.3 billion, which is lower compared to the surplus of €10.1 billion recorded in 2016. With respect to non-EU countries, the trade balance in 2017 resulted in a surplus of €39.2 billion, compared to a surplus of €39.6 billion in 2016. Such increase in the trade surplus was driven by an increase in exports to the United States and to other countries, partially offset by an increase in imports from OPEC countries.

        In 2017, Italian exports worldwide increased by 7.4 per cent compared to 2016, as a result of a 6.4 per cent increase in exports to Eurozone countries and a 7.5 per cent increase in exports to countries outside the Eurozone.

Balance of Payments

        The balance of payments tabulates the credit and debit transactions of a country with foreign countries and international institutions for a specific period. Transactions are divided into three broad groups: current account, capital account and financial account. The current account is made up of: (1) trade in goods (visible trade) and (2) invisible trade, which consists of trade in services, income from profits and interest earned on overseas assets, net of those paid abroad, and net capital transfers to international institutions, principally the European Union. The capital account primarily comprises net capital transfers from international institutions, principally the European Union. The financial account is made up of items such as the inward and outward flow of money for direct investment, investment in debt and equity portfolios, international grants and loans and changes in the official reserves.

        In 2010, the gathering and compilation system of the balance of payments and foreign financial position of Italy was updated with the abandonment of bank settlement reporting. The integration of international markets increased the complexity of transactions, which affected the reliability of gathering systems based on bank payments. Models of data collection based on direct gathering with entities involved in international exchanges are now preferred, the use of sample analysis was extended and the banks' obligation of statistical reporting on behalf of clients was almost entirely eliminated. The new system is based on various sources: (a) census-based collections, such as statistical reports of entities subject to oversight by the Bank of Italy; (b) administrative data collected by other institutions for compliance purposes; and (c) sample-based investigations, in particular with non-financial and insurance businesses. Reports of flux and amount are required for financial transactions.

        In October 2014, ISTAT adopted new statistical standards outlined by the IMF in the sixth edition of Balance of Payments and International Investment Position Manual ("BPM6"). BPM6, which, consistent with ESA2010, provides the standard framework for the compilation of statistics on balance of payments and international investment positions between an economy and the rest of the world. Relevant methodological innovations include, among others, (i) computation of net revenues of merchanting, (ii) separation between primary income and secondary income, (iii) computation of goods for processing as manufacturing services, and (iv) sign conventions and nomenclature changes in line with national accounts. Unless otherwise provided, all data presented below was prepared in accordance with BPM6.

        The following table illustrates the balance of payments of Italy for the periods indicated.

Balance of Payments

	2013	2014	2015	2016	2017
	(in € billions)
Current Account(1)	16.0	31.1	25.0	43.5	47.8
per cent of GDP	1.0	1.9	1.5	2.6	2.8
Goods	36.1	47.4	51.1	57.7	56.0
Non-energy products	87.6	88.9	83.3	83.1	87.8
Energy products	(51.5)	(41.4)	(32.2)	(25.5)	(31.8)
Services	0.4	(1.0)	(2.6)	(2.7)	(3.7)
Primary Income	(2.4)	0.6	(8.2)	5.2	10.3
Secondary Income	(18.1)	(15.9)	(15.3)	(16.7)	(14.7)
EU Institutions	(14.7)	(13.9)	(12.7)	(14.4)	(11.2)

Capital Account(1)	(0.7)	2.7	3.9	(3.1)	(0.9)
Intangible assets	(3.1)	(0.9)	(1.2)	(2.0)	(1.2)
Transfers	2.4	3.6	5.1	(1.1)	0.3
EU Institutions	3.6	4.8	6.4	0.5	1.8

Financial Account(1)	21.9	51.5	35.2	65.4	47.2
Direct investment	0.6	2.3	2.4	(4.1)	(11.2)
Outward	15.3	15.3	14.4	13.7	6.5
Inward	14.6	12.9	12.0	17.8	17.8
Portfolio investment	(4.1)	4.1	97.5	159.5	98.4
Equity and investment funds	57.93	78.5	84.3	53.6	97.4
Debt Securities	(26.2)	23.3	36.5	30.7	29.7
Financial Derivatives	3.0	(3.6)	2.3	(3.0)	(5.7)
Other investment	20.7	49.6	(67.6)	(85.9)	(36.9)
Change in official reserves	1.5	(1.0)	0.5	(1.2)	2.6

Errors and omissions	6.6	17.7	6.3	25.0	0.2

(1)
At current prices.

Source: Bank of Italy.

Current Account

        Italy has had a current account deficit each year from 2000 to 2012. In 2013, 2014, 2015, 2016 and 2017, however, Italy recorded a current account surplus of €16.0 billion (1.0 per cent of GDP), €31.1 billion (1.9 per cent of GDP), €25.0 billion (1.5 per cent of GDP),€43.5 billion (2.6 per cent of GDP) and €47.8 billion (2.8 per cent of GDP), respectively. The improvement has mainly reflected an increase in the goods surplus and a decrease in the energy deficit over the relevant period.

        Visible Trade.    Italy's fob-fob merchandise trade surplus decreased to €56.0 billion (3.2 per cent of GDP) in 2017 compared to €57.7 billion (3.4 per cent of GDP) in 2016. The non-energy component recorded a surplus of €87.8 billion or 5.1 per cent of GDP in 2017, compared to a surplus of €83.1 billion or 4.9 per cent of GDP in 2016. At the same time, the energy deficit increased to €31.8 billion or 1.8 per cent of GDP in 2017 from €25.5 billion or 1.5 per cent of GDP in 2016. In line with 2016, exports of goods continued to increase in 2017, mainly driven by an increase in exports of consumer and intermediate products.

        Invisible Trade.    The deficit in services increased to €3.7 billion in 2017, compared to €2.7 billion in 2016. Such deficit was mainly caused by a 16.0 per cent increase in transport services deficit compared to 2016, partially offset by a 5.8 increase in the surplus in tourism services.

        Primary Income.    For a second consecutive year, the primary income account ran a surplus in 2017, mainly due to a material decrease in the deficit between capital gains generated from investments in Italian financial instruments by foreign investors and capital gains generated in foreign financial instruments by Italian investors. The surplus in 2017 accounted for €10.3 billion, a €5.1 billion increase compared to a surplus of €5.2 billion in 2016 and a €18.5 billion increase compared to a deficit of €8.2 billion in 2015.

        Secondary Income.    In 2017, the deficit on the secondary income account decreased to €14.7 billion, compared to €16.7 billion in 2016. The decrease in the deficit was mainly caused by the reduction of payments to EU institutions, which decreased from €14.4 billion in 2016 to €11.2 billion in 2017, while within the private transfers category, workers' remittances remained substantially consistent with previous levels.

Capital Account

        In 2017, the capital account ran a deficit of €0.9 billion, compared to a deficit of approximately €3.1 billion in 2016, mainly due to increased expenditure, stemming from certain interventions of the Italian Government in the banking system. For additional information, see "Monetary System—Equity Participations by Banks—Structure of the Banking Industry."

Financial Account and the Net External Position

        In 2017, the financial account surplus decreased to €47.2 billion from €65.4 billion in 2016 due to a net decrease in portfolio investments, which decreased by €61.1 billion from 2016. The financial account showed that, at the end of 2017, Italy's net external debtor position amounted to €114.7 billion, or 6.7 per cent of GDP. The continued decrease in Italy's net external debtor position recorded since 2015 (€249 billion and €395.6 billion in 2016 and 2015, respectively) was mainly due to cumulative and increasingly positive current account balances and other adjustments.

        Direct Investment.    Italian direct investment abroad decreased to €6.5 billion in 2017 compared to €13.7 billion in 2016, mainly due to the decrease of net investment in EU Member States, such as Belgium, Germany and Poland. Foreign direct investment in Italy remained on substantially the same level as in 2016 at €17.8 billion, with a decrease in equity investment being offset by increased intra-company loans from foreign parent companies to Italian subsidiaries.

        The following table shows total direct investment abroad by Italian entities and total direct investment in Italy by foreign entities for the periods indicated.

Direct Investment by Country(1)

	2013	2014	2015	2016	2017
	(in € millions)
Direct investment abroad
Netherlands	4,758	(2,296)	(5,766)	2,371	896
Luxembourg	1,630	(1,337)	(4,386)	(386)	862
United States	497	(575)	1,997	(1,129)	111
United Kingdom	2,592	3,786	(2,510)	(1,540)	(113)
France	267	1,401	1,348	1,681	872
Switzerland	(197)	1,076	570	1,124	239
Germany	(750)	(97)	1,913	(962)	(2,598)
Spain	659	(121)	1,273	(543)	(50)
Brazil	631	303	331	1,295	(72)
Belgium	1,052	45	2,241	1,978	(2,009)
Argentina	141	161	277	(1,118)	120
Sweden	111	313	750	(260)	172
Other(2)	4,451	12,378	15,763	11,121	7,119

Total	15,288	15,259	14,395	13,678	6,523

Direct investment in Italy
Netherlands	(1,351)	204	1,743	6,672	6,645
Luxembourg	1,398	(4,977)	(1,362)	(9,653)	3,923
United States	775	193	(291)	1,031	375
United Kingdom	320	5,050	1,263	3,259	33
France	3,253	5,707	6,112	11,387	906
Switzerland	838	2,017	1,681	1,784	296
Germany	1,390	1,191	3,491	(3,429)	2,151
Spain	539	808	1,321	609	682
Brazil	176	(127)	124	(44)	81
Belgium	(713)	3,708	(3,142)	(3,217)	687
Argentina	79	40	59	79	87
Sweden	349	172	383	94	145
Other(3)	7,384	(1,145)	377	1,956	1,173

Total	14,638	12,928	11,975	17,774	17,758

(1)
Figures do not include real estate investment, investments made by Italian banks abroad and investments made by foreign entities in Italian banks. Data for the period 2013-2017 is calculated in accordance with the sixth edition of the IMF Balance of Payments and International Investment Position Manual.

(2)
This category includes the following countries: Russia, Algeria, Egypt, China, Indonesia, Malaysia, Kuwait and Qatar.

(3)
This category includes the following countries: Malta, Japan and America (excluding the United States).

Source: ISTAT and National Institute for International Trade.

        Portfolio Investment.    In 2017, the balance of portfolio investment registered net outflows of €98.4 billion. In addition to Italian residents purchasing of foreign securities for €127.1 billion in 2017 (compared to purchases for €84.3 billion in 2016), foreign investors purchased Italian securities for €28.6 billion in 2017 (compared to disposals for €75.2 billion in 2016).

        Part of these flows originated from the continuing trend of investments in foreign funds and by an increase in purchases in 2017 by Italian residents of equities and mutual fund shares. The investment was not only made by insurance companies and investment funds, but also by households. This increase in investments from households is primarily the result of a shift in allocation of investments by households towards investment funds rather than debt securities issued by banks.

        Following significant disposals in 2016 both in shares (€2.9 billion, compared to €11.6 billion invested in 2015) and debt securities (€72.2 billion, compared to €11.8 billion invested in 2015), in 2017 Italian securities experienced renewed foreign investment both in shares (€15.5 billion) and debt securities (€13.1 billion).

        Other Investment.    Other investment includes trade receivables, deposits and other transactions, recording a net reduction of approximately €36.9 billion in 2017, compared to a net reduction of €85.9 billion in 2016. In 2017, Italy's cumulative contributions to financial support of EMU countries stood at €58.2 billion (the same figure as in 2016 and 2015). This amount includes Italy's exposure in the financial assistance operations of the European Financial Stability Facility, which also involved entering into bilateral loans (€43.9 billion) as well as capital contributions to the European Stability Mechanism (€14.3 billion). The bilateral loans entail entering a corresponding liability item, with no impact on the external balance.

        The Bank of Italy's Trans-European Automated Real-Time Gross Settlement Express Transfer ("TARGET2") debtor position increased in 2017 by approximately €82.5 billion. As in previous years, this increase was mainly caused by the net amount of foreign assets acquired by Italian residents, offset by the impact of four Targeted Longer-Term Refinancing Operations ("TLTRO II") between June 2016 and March 2017, which has favored the repayment of obligations by Italian banks.

        Errors and Omissions.    In 2017, the item "errors and omissions" amounted to a positive €0.2 billion, compared to a positive €25.0 billion in 2016. The amount recorded in the errors and omissions account typically reflects unreported international transactions, such as unreported funds transferred abroad by Italian residents and exporters' unreported payments by non-residents to accounts held abroad.

Reserves and Exchange Rates

        The following table sets forth, for the periods indicated, certain information regarding the U.S. Dollar/Euro reference rate, as reported by the European Central Bank, expressed in U.S. dollar per euro.

US Dollar/Euro Exchange Rate

Period	Period End	Yearly Average Rate(1)	High	Low
	(U.S.$ per €1.00)
2013	1.3791	1.3281	1.3814	1.2768
2014	1.2141	1.3285	1.3953	1.2141
2015	1.0887	1.1095	1.2043	1.0552
2016	1.0541	1.1069	1.1569	1.0364
2017	1.1993	1.1297	1.2060	1.0385

(1)
Average of the reference rates for the period.

Source: European Central Bank.

        The following table sets forth information relating to euro exchange rates for certain other major currencies for the periods indicated.

Euro Exchange Rates

	Yearly Average Rate(1) per €1.00
	2013	2014	2015	2016	2017
Japanese Yen	129.66	140.31	134.31	120.20	126.71
British Pound	0.8493	0.8061	0.7258	0.8195	0.8767
Swiss Franc	1.2311	1.2146	1.0679	1.0902	1.1117
Czech Koruna	25.980	27.536	27.279	27.034	26.326

(1)
Average of the reference rates for the period.

Source: European Central Bank.

        In 2017, official reserves decreased to €126.1 billion from €129.1 billion in 2016. The decrease was mainly due to the value adjustments of gold reserves. As of December 31, 2017, the share held by the Bank of Italy into the capital of the European Central Bank stood at approximately €1.3 billion, in line with previous years.

        As of December 31, 2017, gold reserves were worth €85.3 billion, compared with €86.6 billion in 2016.

        The following table illustrates the official reserves of Italy as of the end of each of the periods indicated.

Official Reserves

	2013	2014	2015	2016	2017
	(in € billion)
Gold(1)	68.7	77.9	76.9	86.6	85.3
Special Drawing Rights	6.8	7.3	7.6	6.5	6.4
Total position with IMF	4.2	3.7	2.8	2.5	2.2
Other reserves	25.8	28.3	32.8	33.5	32.3
Total reserves	105.5	117.1	120.1	129.1	126.1

(1)
Valued at market exchange rates and prices.

Source: Bank of Italy.

 PUBLIC FINANCE

The Budget Process

        Italy's fiscal year is the calendar year. The budget and financial planning process of the Italian Government is governed by Law No. 196 of 2009, as amended by Law No. 39 of 2011 and Law No. 163 of 2016.

        Budget Process.    The budget process complies with European requirements, whose principal aim is to allow the EU to review all Member States' budgetary policies and reform strategies simultaneously. The "European Semester" is the first phase of the EU's annual cycle of economic policy guidance and surveillance. Following certain changes enacted by the Commission in October 2015, the European Semester starts in November with the publication by the Commission of the Annual Growth Survey, following which the Commission issues recommendations and opinions on draft budgetary plans, identifying the Member States for which a further analysis is required (i.e., the Alert Mechanism Report). During the period from December to January, bilateral meetings with Member States and discussions with the EU Council take place. During the same period, among other things, each Member State adopts the relevant budget law. In February, the Commission issues country-specific reports, analyzing the economic situation and policies of each Member State and assessing whether imbalances exist in the Member States for which a further analysis is required. In March, the EU Council, based on the Annual Growth Survey (after consulting the Economic and Financial Committee), identifies the main economic goals and strategies of the EU and the euro area and provides strategic guidance on policies. In April, the Member States, following bilateral meetings with the Commission and taking the EU Council's guidelines into account, provide to the Commission their medium-term budgetary and economic strategies by submitting their updated stability programs and national reform programs. In May, the Commission makes country-specific recommendations and, in June or July, the EU Parliament and the EU Council discuss such country-specific recommendations before a definitive endorsement is made by the EU Council. These policy recommendations are incorporated by governments into their national budgets and other reform plans during the "National Semester" (i.e. the second phase of the EU's annual cycle of economic policy guidance and surveillance). Following the adoption in May 2013 of European Union Regulations No. 472/2013 and No. 473/2013 (Two Pack Regulation), Member States are required to submit by October 15 a draft budgetary plan for the following year. The Commission then delivers an opinion on each draft budgetary plan by November 30 of that year.

        Consistent with the European Semester, the Italian Government submits to Parliament, by April 10, the Economic and Financial Document (Documento di Economia e Finanza or "EFD"), which consists of three sections: (i) the stability program, which establishes public finance targets; (ii) the analysis and tendencies in public finance, which contains data and information regarding the prior fiscal year, any discrepancies from previous program documents, and projections for at least the three following years; and (iii) the national reform program, which sets forth the country's priorities and main structural reforms to be effected in the following year. Following Parliament's approval of the EFD, the stability program and the national reform program are submitted to the EU Council and the Commission by April 30. Following the EU Council's review, by September 27, the Italian Government submits to Parliament an update note to the EFD, which provides updates to the macroeconomic and financial projections and program targets contained in an EFD and incorporates any requests of the EU Council.

        Subsequently, the Italian Government submits (i) to the Commission, by October 15, a Draft Budgetary Plan for the following year, and (ii) to Parliament, by October 20, the final budgetary package, which consists of the Legge di Bilancio ("Budget Law") and the Legge di Stabilità ("Stability Law"). The Budget Law authorizes general government revenues and expenditures for the upcoming three-year period. The Stability Law includes legal and financial measures for the three-year period covered by the Budget Law, implementing the budget and the targets contemplated in an EFD. The Ministry of Economy and Finance ("MEF") submits to Parliament by April of the subsequent year the Report on the General Economic Situation of the Country, which details the performance of the Italian economy of the previous year.

        Approval of financial year.    In addition, by May 31 of the following year, the MEF is required to submit the "Rendiconto Generale dello Stato" (the "Rendiconto") to the Court of Auditors (Corte dei Conti). The Rendiconto contains the statement of income and the balance sheet of Italy for the previous fiscal year. The Corte dei Conti verifies that the Rendiconto is consistent with the budget provisions contained in the Budget Law of the previous year. Upon completion of the Corte dei Conti's review, the MEF submits the Rendiconto to Parliament by June 30 for approval.

European Economic and Monetary Union

        Under the terms of the Maastricht Treaty, Member States participating in the EMU, or "Participating States", are required to avoid excessive government deficits. In particular, they are required to maintain:

  •
  a government deficit, or net borrowing, that does not exceed three per cent of GDP, unless the excess is exceptional and temporary and the actual deficit remains close to the three per cent ceiling; and

  •
  a gross accumulated public debt that does not exceed 60 per cent of GDP or is declining at a satisfactory pace toward this reference value (defined as a decrease of the excess debt by 5 per cent per year on average over three years).

        For additional information on Italy's status under these covenants, see "—The 2018 Economic and Financial Document."

        Although Italy's public debt exceeded 60 per cent of GDP in 1998, Italy was included in the first group of countries to join the EMU on January 1, 1999 on the basis that public debt was declining at a satisfactory pace toward the 60 per cent reference value.

        In order to ensure the ongoing convergence of the economies participating in the EMU, to consolidate the single market and maintain price stability, effective on July 1, 1998, the Participating States agreed to a Stability and Growth Pact (the "SGP"). The SGP is an agreement among the Participating States aimed at clarifying the Maastricht Treaty's provisions for an excessive deficit procedure and strengthening the surveillance and co-ordination of economic policies. The SGP also calls on Participating States to target budgetary positions aimed at a balance or surplus in order to adjust for potential adverse fluctuations, while keeping the overall government deficit below a reference value of 3 per cent of GDP.

        Under SGP regulations, Participating States are required to submit each year a stability program and non-participating Member States are required to submit a convergence program. These programs cover the current year, the preceding year and at least the three following years, and are required to set forth:

  •
  projections for a medium-term budgetary objective (a country-specific target which, for Participating States having adopted the euro, must fall within one per cent of GDP and balance or surplus, net of one-off and temporary measures) and the adjustment path towards this objective, including information on expenditure and revenues ratios and on their main components;

  •
  the main assumptions about expected economic developments and the variables (and related assumptions) that are relevant to the realization of the stability program such as government investment expenditure, real GDP growth, employment and inflation;

  •
  the budgetary strategy and other economic policy measures to achieve the medium-term budgetary objective comprising detailed cost-benefit analysis of major structural reforms having direct cost-saving effects and concrete indications on the budgetary strategy for the following year;

  •
  an analysis of how changes in the main economic assumptions would affect the budgetary and debt position, indicating the underlying assumptions about how revenues and expenditures are projected to react to variations in economic variables; and

  •
  if applicable, the reasons for a deviation from the adjustment path towards the budgetary objective.

        Based on assessments by the Commission and the Economic and Financial Committee, the EU Council delivers an opinion on whether:

  •
  the economic assumptions on which the program is based are plausible;

  •
  the adjustment path toward the budgetary objective is appropriate; and

  •
  the measures being taken and/or proposed are sufficient to achieve the medium-term budgetary objective.

        The EU Council can issue recommendations to the Participating State to take the necessary adjustment measures to reduce an excessive deficit. When assessing the adjustment path taken by Participating States, the EU Council will examine whether the Participating State concerned pursued the annual improvement of its cyclically adjusted balance, net of one-off and other temporary measures, with 0.5 per cent of GDP as a benchmark. When defining the adjustment path for those Participating States that have not yet reached the respective budgetary objective, or in allowing those that have already reached it to temporarily depart from it, the EU Council will take into account structural reforms which have long-term cost-saving effects, implementation of certain pension reforms and whether higher adjustment effort is made in economic "good times." If the Participating State repeatedly fails to comply with the EU Council's recommendations, the EU Council may require the Participating State to make a non-interest-bearing deposit equal to the sum of:

  •
  0.2 per cent of the Participating State's GDP, and

  •
  one tenth of the difference between the government deficit as a percentage of GDP in the preceding year and the reference value of 3 per cent of GDP.

        This deposit may be increased in subsequent years if the Participating State fails to comply with the EU Council's recommendations, up to a maximum of 0.5 per cent of GDP, and may be converted into a fine if the excessive deficit has not been corrected within two years after the decision to require the Participating State to make the deposit. In addition to requiring a non-interest-bearing deposit, in the event of repeated non-compliance with its recommendations, the EU Council may require the Participating State to publish additional information, to be specified by the EU Council, before issuing bonds and securities and invite the European Investment Bank to reconsider its lending policy towards the Participating State. If the Participating State has taken effective action in compliance with the recommendation, but unexpected adverse economic events with major unfavorable consequences for government finances occur after the adoption of that recommendation, the EU Council may adopt a revised recommendation, which may extend the deadline for correction of the excessive deficit by one year.

        Finally, the Fiscal Compact contained within the inter-governmental Treaty on Stability, Coordination and Governance (the "TSCG") complements, and in some areas enhances further, key provisions of the SGP. Specifically, the Fiscal Compact requires Member States to enshrine in national law a balanced budget rule with a lower limit of a structural deficit of 0.5 per cent of GDP, centered on the concept of the country-specific medium-term objective ("MTO") as defined in the SGP. The Fiscal Compact's provisions also increase the role of independent bodies, which are given the task of monitoring compliance with national fiscal rules, including the national correction mechanism in case of deviation from the MTO or the adjustment path towards it. The TSCG, signed by 25 EU Member States (all but the UK and Czech Republic), entered into force on January 1, 2013 and is binding for all euro area Member States that have ratified it, while other contracting parties will be bound only once they adopt the euro or earlier if they sign it. Italy ratified the TSCG in July 2012.

Accounting Methodology

        Pursuant to Law No. 196 of 2009 and its implementing regulation, Italy utilizes the system of "general government accounting." European Union countries are required to use general government accounting for purposes of financial reporting. EUROSTAT is the European Union entity responsible for decisions with respect to the application of such general government accounting criteria. General government accounting includes revenues and expenditures from both central and local government and from social security funds, or those institutions whose principal activity is to provide social benefits. Italy utilizes general government accounting on both an accrual and cash-basis.

        ESA2010 National Accounts.    Effective September 2014, ISTAT adopted a new system of national accounts in accordance with the new European System of National and Regional Accounts (ESA2010) as set forth in European Union Regulation 549/2013. ESA2010 introduced several key changes to its predecessor European System of Accounts (ESA95), reflecting developments in the methodological and statistical tools widely used at international level to measure modern economies. Among others, changes are aimed at the harmonization of accounting methods among EU Members States and include the following: (i) research and development expenditure have been recognized as capital assets; (ii) goods sent abroad, or received from abroad, for processing without change in ownership have been excluded from the corresponding export and import figures, which only include the related processing activity; (iii) public defense spending has been reclassified from intermediate consumption to gross fixed investment; (iv) the list of institutional units belonging to the general government sector has been revised; and (v) interest accruing on financial derivatives (including public debt swaps) has been excluded from net borrowing. Italy's GDP data for the years 2009 to 2018 was prepared in accordance with ESA2010 accounting system.

Measures of Fiscal Balance

        Italy reports its fiscal balance using two principal methods:

  •
  Net borrowing, or government deficit, which is consolidated revenues less consolidated expenditures of the general government. This is the principal measure of fiscal balance, and is calculated in accordance with European Union accounting requirements. Italy also reports its structural net borrowing, which is a measure, calculated in accordance with methods adopted by the Commission, of the level of net borrowing after the effects of the business cycle have been taken into account. Structural net borrowing assumes that the output gap, which measures how much the economy is outperforming or underperforming its actual capacity, is zero. As there can be no precise measure of the output gap, there can be no precise measure of the structural government deficit. Accordingly, the structural net borrowing figures shown in this document are necessarily estimates.

  •
  Primary balance, which is consolidated revenues less consolidated expenditures of the general government excluding interest payments and other borrowing costs of the general government. The primary balance is used to measure the effect of discretionary actions taken to control expenditures and increase revenues.

        The table below shows selected public finance indicators for the periods indicated.

Selected Public Finance Indicators(*)

	2013	2014	2015	2016	2017
	(in € millions, except percentages)
General government expenditure(1)	819,381	825,546	831,174	829,451	839,599
General government expenditure, as a percentage of GDP(2)	51.1	50.9	50.3	49.3	48.9
General government revenues	772,488	777,120	788,607	787,813	799,908
General government revenues, as a percentage of GDP(2)	48.1	47.9	47.7	46.9	46.6
Net borrowing	(46,893)	(48,426)	(42,567)	(41,638)	(39,691)
Net borrowing, as a percentage of GDP(2)	(2.9)	(3.0)	(2.6)	(2.5)	(2.3)
Primary balance	30,712	25,951	25,451	24,802	25,950
Primary balance, as a percentage of GDP(2)	1.9	1.6	1.5	1.5	1.5
Public debt(2)	2,070,254	2,137,320	2,173,387	2,219,546	2,263,056
Public debt as a percentage of GDP(2)	129.0	131.8	131.6	131.4	131.2
GDP (nominal value)	1,604,599	1,621,827	1,652,085	1,689,748	1,724,954

(*)
Figures are taken from the data published in the 2017 Bank of Italy Annual Report and the warehouse of statistics produced by ISTAT. Accordingly, figures do not necessarily match GDP and Public Debt data included elsewhere in this Prospectus.

(1)
Includes revenues from the divestiture of state-owned real estate (deducted from capital expenditures).

(2)
Figures are gross of euro area financial support.

Source: Bank of Italy.

        Large net borrowing requirements and high levels of public debt were features of the Italian economy until the early 1990s. In accordance with the Maastricht Treaty, the reduction of net borrowing and public debt became a national priority for Italy. Italy gradually reduced its net borrowing as a percentage of GDP to comply with the three per cent threshold set by the Maastricht Treaty. In 2013 and 2014, net borrowing as a percentage of GDP remained substantially unchanged compared to 2012 at 2.9 per cent and 3.0 per cent, respectively. In 2015 and 2016, net borrowing as a percentage of GDP decreased to 2.6 per cent and 2.5 per cent, respectively. As of December 31, 2017, Italy's net borrowing was approximately €39.7 billion, representing 2.3 per cent of GDP.

        Since 2010, the Italian Government has provided financial support in respect of Greece and other Participating States, via bilateral loans, participation to the ESFS and direct contributions to the ESM. Government cumulative expenditure on euro area financial support increased from €3.9 billion to €60.3 billion between 2010 and 2014. In 2015, government cumulative expenditure on euro area financial support decreased by 3.6 per cent to €58.2 billion, of which €43.9 billion via bilateral loans and participation to the EFSF and €14.3 billion through contributions to the ESM programme. In 2016 and 2017, government cumulative expenditure on euro area financial support remained substantially unchanged.

        Since 1999, the Italian Government has taken steps to lengthen the average maturity of debt and reduce the floating rate portion. This element, together with the introduction of the single currency, made government debt less sensitive to variations in short-term interest rates and exchange rates. Consistent with the past, the government's debt management policy in 2017 was to maintain exposure to market risks, mainly interest rate and refinancing risks, within the limits set out in 2014. For additional information on Italy's debt-to-GDP ratio, see "Public Debt."

The 2017 Economic and Financial Document

        In April 2017, Italy submitted to the EU its 2017 Economic and Financial Document, which included the 2017 Stability Programme and the 2017 National Reform Programme.

        The 2017 Stability Programme.    The 2017 Stability Programme confirmed Italy's commitment to reduce its public debt by increasing its primary surplus. The table below presents the main public finance objectives included in the 2017 Stability Programme.

Public Finance Objectives (in % of GDP)

2017 Stability Programme	2015	2016	2017	2018	2019	2020
Net Borrowing	(2.7)	(2.4)	(2.1)	(1.2)	(0.2)	0.0
Interest Expense	4.1	4.0	3.9	3.7	3.7	3.8
Primary Balance	1.5	1.5	1.7	2.5	3.5	3.8
Structural Net Borrowing	(0.5)	(1.2)	(1.5)	(0.7)	0.1	0.0
Structural Change	0.3	(0.7)	(0.3)	0.8	0.8	(0.1)
Public Debt, gross of euro area financial support	132.1	132.6	132.5	131.0	128.2	125.7
Public Debt, net of euro area financial support	128.5	129.1	129.1	127.7	125.0	122.6

  Source: Ministry of Economy and Finance.

        The table below sets out the macroeconomic forecasts prepared by Italy through 2020 in connection with the 2017 Stability Programme.

Macroeconomic Forecasts (in %)

2017 Stability Programme	2016	2017	2018	2019	2020
Real GDP	0.9	1.1	1.0	1.0	1.1
Nominal GDP	1.6	2.3	2.7	3.0	2.8
Private consumption	1.4	0.9	0.6	0.7	0.7
Public consumption	0.6	0.2	0.1	0.1	0.7
Gross fixed investment	2.9	3.6	3.0	2.7	3.2
Inventories (% of GDP)	(0.5)	0.0	0.0	0.0	0.1
Exports of goods and services	2.4	3.7	3.2	3.5	3.5
Imports of goods and services	2.9	4.4	2.9	3.4	4.1
Domestic demand	1.4	1.2	0.9	1.0	1.1
Change in inventories	(0.5)	0.0	0.0	0.0	0.1
Net exports	(0.1)	(0.1)	0.1	0.1	(0.1)

  Source: Ministry of Economy and Finance.

        The 2017 National Reform Programme.    As part of the 2017 National Reform Programme, the Italian Government identified ten policy areas where structural reform is necessary. These areas are (i) containment of public expenditure and taxation; (ii) administrative efficiency; (iii) infrastructure and development; (iv) product market and competition; (v) labor and pensions; (vi) innovation and human capital; (vii) support to businesses; (viii) energy and environment; (ix) support to the financial system; and (x) federalism.

        The table below shows the impact of the main measures contained in the 2017 National Reform Programme in terms of expenditure cuts/additions or revenues decreases/additions for each of the ten policy areas described above for the years 2016 to 2020.

Financial Impact of the 2017 National Reform Programme (in € millions)

2017 National Reform Programme	2016	2017	2018	2019	2020
Containment of Public Expenditure
Additional revenues	0	7,981	11,101	11,011	10,344
Decrease in revenues	0	15,370	5,419	3,010	3,098
Expenditure cuts	8	1,630	2,290	3,808	76
Additional expenditure	3	3,902	5,273	5,098	5,109
Administrative Efficiency
Additional expenditure	0	171	61	58	54
Infrastructure and Development
Additional expenditure	400	2,089	3,668	3,834	3,328
Product Market, Competition
Additional revenues	0	50	50	0	0
Labor and Pensions
Additional revenues	0	34	55	73	101
Decrease in revenues	0	573	754	813	788
Expenditure cuts	0	742	456	107	77
Additional expenditure	1,662	4,207	4,402	4,237	4,000
Innovation and Human Capital
Additional expenditure	4	321	1,518	1,588	1,442
Support to Business
Additional revenues	0	381	1,519	352	446
Decrease in revenues	220	266	1,628	2,996	2,201
Additional expenditure	1,017	427	550	611	482
Energy and Environment
Additional expenditure	51	358	557	592	356
Additional revenues	542	167	675	84	84
Decrease in revenues	0	138	1,513	1,603	1,624
Financial System
Additional expenditure	330	20,144	129	134	38
Federalism
Decrease in revenues	0	3	3	3	3

  The table above does not include amounts allocated to the current account reserve funds and capital account reserve funds set out in Tables A and B, respectively, attached to the 2017 Budget Law.

  Source: Ministry of Economy and Finance.

        The following table compares the main finance indicators included in the 2016 Stability Programme and the 2017 Stability Programme.

Main Finance Indicators—2016 Stability Programme v. 2017 Stability Programme

	2016	2017	2018	2019
GDP growth rate(1)
2016 Stability Programme	2.2	2.5	3.1	3.2
2017 Stability Programme	1.6	2.3	2.7	3.0
Difference	(0.6)	(0.2)	(0.4)	(0.2)
Net Borrowing, as a % of GDP
2016 Stability Programme	(2.3)	(1.8)	(0.9)	0.1
2017 Stability Programme	(2.4)	(2.1)	(1.2)	(0.2)
Difference	(0.1)	(0.3)	(0.3)	(0.3)
Public Debt, as a % of GDP
2016 Stability Programme	132.4	130.9	128.0	123.8
2017 Stability Programme	132.6	132.5	131.0	128.2
Difference	0.2	1.6	3.0	4.4

(1)
Nominal GDP growth rate.

Source: Ministry of Economy and Finance.

The Update of the 2017 Economic and Financial Document

        In September 2017, Italy published its Update of the 2017 Economic and Financial Document, which included revised projections and forecasts reflecting the improvement of the economic situation in Italy and Europe.

        The table below presents the main public finance objectives included in the Update of the 2017 Economic and Financial Document.

Public Finance Objectives (in % of GDP)

Update of the 2017 Economic and Financial Document	2016	2017	2018	2019	2020
Net Borrowing	(2.5)	(2.1)	(1.6)	(0.9)	(0.2)
Interest Expense	4.0	3.8	3.6	3.5	3.5
Primary Balance	1.5	1.7	2.0	2.6	3.3
Structural Net Borrowing	(0.9)	(1.3)	(1.0)	(0.6)	(0.2)
Structural Change	(0.8)	(0.4)	0.3	0.4	0.4
Public Debt, gross of euro area financial support	132.0	131.6	130.0	127.1	123.9
Public Debt, net of euro area financial support	128.5	128.2	126.7	123.9	120.8

  Source: Ministry of Economy and Finance.

        The table below presents macroeconomic forecasts prepared by Italy through 2020 in connection with the Update of the 2017 Economic and Financial Document.

Macroeconomic Forecasts (in %)

Update of the 2017 Economic and Financial Document	2016	2017	2018	2019	2020
Real GDP	0.9	1.5	1.2	1.2	1.3
Nominal GDP	1.7	2.1	3.0	3.0	3.0
Private consumption	1.5	1.4	1.0	1.0	1.2
Public consumption	0.5	1.0	0.1	0.3	0.8
Investments	2.8	3.1	2.7	2.2	3.0
Exports of goods and services	2.4	4.8	3.5	3.6	3.6
Imports of goods and services	3.1	5.5	3.4	3.7	4.5
Domestic demand	1.5	1.5	1.1	1.1	1.4
Change in inventories	(0.4)	0.1	0.0	0.0	0.0
Net exports	(0.1)	(0.1)	0.1	0.1	(0.2)

  Source: Ministry of Economy and Finance.

        The following table compares the main finance indicators included in the 2017 Stability Programme and the Update of the 2017 Economic and Financial Document.

Main Finance Indicators—2017 Economic and Financial Document
v. Update of the 2017 Economic and Financial Document

	2016	2017	2018	2019	2020
Nominal GDP growth rate
2017 Economic and Financial Document	1.6	2.3	2.7	3.0	2.8
Update of the 2017 Economic and Financial Document	1.7	2.1	3.0	3.0	3.0
Difference	0.1	(0.2)	0.3	0.0	0.2
Net Borrowing, as a % of GDP
2017 Economic and Financial Document	(2.4)	(2.1)	(1.2)	(0.2)	0.0
Update of the 2017 Economic and Financial Document	(2.5)	(2.1)	(1.6)	(0.9)	(0.2)
Difference	(0.1)	0.0	(0.4)	(0.7)	(0.2)
Public Debt, as a % of GDP
2017 Economic and Financial Document	132.6	132.5	131.0	128.2	125.7
Update of the 2017 Economic and Financial Document	132.0	131.6	130.0	127.1	123.9
Difference	(0.6)	(0.9)	(1.0)	(1.1)	(1.8)

  Source: Ministry of Economy and Finance.

The EU Council's policy recommendations to Italy for the period 2017-2018

        As part of the European Semester process, in May 2017, the EU Council, acting through ECOFIN, issued specific recommendations to Italy, based on assessments of Italy's macroeconomic and fiscal situation as outlined in the 2017 Stability Programme and the 2017 National Reform Programme. ECOFIN recommended that Italy take action over the period 2017-2018 to:

  •
  pursue its fiscal policy in line with the requirements of the preventive arm of the Stability and Growth Pact, which translates into a substantial fiscal effort for 2018. When taking policy action, consideration should be given to achieving a fiscal stance that contributes to both strengthening the ongoing recovery and ensuring the sustainability of Italy's public finances;

  •
  shift the tax burden from the factors of production onto taxes less detrimental to growth in a budgetary neutral way by taking decisive action to reduce the number and scope of tax expenditures, reforming the outdated cadastral system and reintroducing the first residence tax for high-income households;

  •
  broaden the compulsory use of electronic invoicing and payments;

  •
  reduce the trial length in civil justice through effective case management and rules ensuring procedural discipline;

  •
  step up the fight against corruption, in particular by revising the statute of limitations;

  •
  complete reforms of public employment and improve the efficiency of publicly-owned enterprises;

  •
  promptly adopt and implement the pending law on competition and address the remaining restrictions to competition;

  •
  accelerate the reduction in the stock of non-performing loans and step up incentives for balance-sheet clean-up and restructuring, in particular in the segment of banks under national supervision;

  •
  adopt a comprehensive overhaul of the regulatory framework for insolvency and collateral enforcement;

  •
  with the involvement of social partners, strengthen the collective bargaining framework to allow collective agreements to better take into account local conditions;

  •
  ensure effective active labor market policies;

  •
  facilitate the take-up of work for second earners; and

  •
  rationalize social spending and improve its composition.

The 2018 Economic and Financial Document

        In April 2018, Italy submitted to the EU its 2018 Economic and Financial Document, which included the 2018 Stability Programme and the 2018 National Reform Programme.

        The 2018 Stability Programme.    The 2018 Stability Programme confirmed Italy's commitment to reduce its public debt by increasing its primary surplus. The table below presents the main public finance trends included in the 2018 Stability Programme.(1)

Public Finance Trends (in % of GDP)

2018 Stability Programme	2016	2017	2018	2019	2020	2021
Net Borrowing	(2.5)	(2.3)	(1.6)	(0.8)	0.0	0.2
Interest Expense	4.0	3.8	3.5	3.5	3.5	3.5
Primary Balance	1.5	1.5	1.9	2.7	3.4	3.7
Structural Net Borrowing	(0.9)	(1.1)	(1.0)	(0.4)	0.1	0.1
Structural Change	(0.8)	(0.2)	0.1	0.6	0.5	0.0
Public Debt, gross of euro area financial support	132.0	131.8	130.8	128.0	124.7	122.0
Public Debt, net of euro area financial support	128.6	128.4	127.5	124.8	121.6	119.0

  Source: Ministry of Economy and Finance.

(1)
At the time the 2018 Economic and Financial Document was approved, a new Government had not yet been appointed following the general elections held on March 4, 2018. Therefore, the 2018 Stability Prorgamme included in the 2018 Economic and Financial Document was prepared based on available public finance trends, excluding the impact of legislation to be adopted by the impending Government to pursue its public finance objectives.

        The table below sets out the macroeconomic forecasts prepared by Italy through 2021 in connection with the 2018 Stability Programme.

Macroeconomic Forecasts (in %)

2018 Stability Programme	2017	2018	2019	2020	2021
Real GDP	1.5	1.5	1.4	1.3	1.2
Nominal GDP	2.1	2.9	3.2	3.1	2.7
Private consumption	1.4	1.4	1.0	0.9	1.2
Public consumption	0.1	0.5	0.1	0.4	0.6
Gross fixed investment	3.8	4.1	2.8	2.4	1.7
Inventories (% of GDP)	(0.2)	0.0	0.1	0.0	0.0
Exports of goods and services	5.4	5.2	4.2	3.9	3.2
Imports of goods and services	5.3	5.4	4.0	3.4	3.5
Domestic demand	1.5	1.5	1.1	1.1	1.2
Change in inventories	(0.2)	0.0	0.1	0.0	0.0
Net exports	(0.2)	0.0	(0.2)	(0.2)	0.0

  Source: Ministry of Economy and Finance.

        The 2018 National Reform Programme.    As part of the 2018 National Reform Programme, the Italian Government identified ten policy areas where structural reform is necessary. These areas are (i) administrative efficiency; (ii) energy and environment; (iii) federalism; (iv) infrastructure and development; (v) innovation and human capital; (vi) labor and pensions; (vii) product market and competition; (viii) support to the financial system; (ix) support to businesses; and (x) public expenditure and taxation.

        The table below shows the main impact of the measures contained in the 2018 National Reform Programme in terms of expenditure cuts/additions or revenues decreases/additions for each of the ten policy areas described above for the years 2017 to 2020.

Financial Impact of the 2018 National Reform Programme (in € millions)

2018 National Reform Programme	2017	2018	2019	2020
Administrative Efficiency
Additional expenditure	90.0	310.2	416.1	324.6
Additional revenues	309.0	398.1	175.1	177.6
Energy and Environment
Additional expenditure	30.5	65.8	92.9	122.3
Additional revenues	0.7	162.6	618.9	8.9
Expenditure cuts	0.0	0.5	94.5	1.2
Federalism
Additional expenditure	21.0	337.2	11.4	11.4
Additional revenues	81.3	139.3	139.3	139.3
Expenditure cuts	70.0	100.0	100.0	100.0
Infrastructure and Development
Additional expenditure	1,496.0	2,851.2	3,621.5	3,159.7
Additional revenues	0.5	162.6	130.7	76.7
Decrease in revenues	111.9	146.1	66.4	78.4
Innovation and Human Capital
Additional expenditure	55.6	328.2	659.3	707.1
Additional revenues	0.0	1,304.3	81.0	331.0
Labor and Pensions
Additional expenditure	390.8	4,103.4	5,860.6	6,778.7
Additional revenues	4.4	16.5	208.7	440.6
Expenditure cuts	0.0	59.8	102.7	111.8
Decrease in revenues	0.1	85.9	693.7	1,040.2
Product Market, Competition
Additional expenditure	0.3	21.9	21.9	20.9
Financial System
Additional expenditure	0.0	325.0	25.2	25.2
Support to Business
Additional expenditure	991.0	1,492.2	567.7	525.7
Additional revenues	52.0	142.0	176.0	176.0
Expenditure cuts	143.0	89.0	111.0	111.0
Decrease in revenues	0.0	21.0	556.5	1,047.0
Public Expenditure and Taxation
Additional expenditure	1,301.5	5,548.5	4,953.8	3,453.1
Additional revenues	2,288.2	16,617.1	13,521.3	10,130.2
Expenditure cuts	1,743.3	3,993.8	3,367.0	3,268.2
Decrease in revenues	0.3	26,847.0	14,876.6	5,952.9

Source: Ministry of Economy and Finance.

        The following table compares the main finance indicators included in the 2017 Stability Programme and the 2018 Stability Programme.

Main Finance Indicators—2017 Stability Programme v. 2018 Stability Programme

	2017	2018	2019	2020
Nominal GDP growth rate(1)
2017 Stability Programme	2.3	2.7	3.0	2.8
2018 Stability Programme	2.1	2.9	3.2	3.1
Difference	(0.2)	0.2	0.2	0.3
Net Borrowing, as a % of GDP(2)
2017 Stability Programme	(2.1)	(1.2)	(0.2)	(0.0)
2018 Stability Programme	(2.3)	(1.6)	(0.8)	0.0
Difference	(0.2)	(0.4)	(0.6)	0.0
Public Debt, as a % of GDP(2)
2017 Stability Programme	132.5	131.0	128.2	125.7
2018 Stability Programme	131.8	130.8	128.0	124.7
Difference	(0.6)	(0.2)	(0.2)	(1.0)

(1)
Nominal GDP growth rate.

(2)
At the time the 2018 Economic and Financial Document was approved, a new government had not yet been appointed following the general elections held on March 4, 2018. Therefore, the 2018 Stability Programme included in the 2018 Economic and Financial Document was prepared based on available public finance trends, excluding the impact of legislation to be adopted by the impending government to pursue its public finance objectives.

Source: Ministry of Economy and Finance.

The Update of the 2018 Economic and Financial Document

        In September 2018, Italy published its Update of the 2018 Economic and Financial Document, which included revised projections and forecasts reflecting the improvement of the economic situation in Italy and Europe.

        The table below presents the main public finance objectives included in the Update of the 2018 Economic and Financial Document.

Public Finance Objectives (in % of GDP)

Update of the 2018 Economic and Financial Document	2017	2018	2019	2020	2021
Net Borrowing	(2.4)	(1.8)	(2.4)	(2.1)	(1.8)
Interest Expense	3.8	3.6	3.7	3.8	3.9
Primary Balance	1.4	1.8	1.3	1.7	2.1
Structural Net Borrowing	(1.1)	(0.9)	(1.7)	(1.7)	(1.7)
Structural Change	(0.2)	0.2	(0.8)	0.0	0.0
Public Debt, gross of euro area financial support	131.2	130.9	130.0	128.1	126.7
Public Debt, net of euro area financial support	127.8	127.6	126.8	125.0	123.8

  Source: Ministry of Economy and Finance.

        The table below presents macroeconomic forecasts prepared by Italy through 2021 in connection with the Update of the 2018 Economic and Financial Document.

Macroeconomic Forecasts (in %)

Update of the 2018 Economic and Financial Document	2017	2018	2019	2020	2021
Real GDP	1.6	1.2	0.9	1.1	1.1
Nominal GDP	2.1	2.5	2.7	2.8	2.6
Private consumption	1.5	1.1	0.7	0.8	1.1
Public consumption	(0.1)	0.4	0.6	0.6	0.5
Investments	4.3	4.4	2.2	1.5	1.6
Exports of goods and services	5.7	0.4	2.7	3.4	3.6
Imports of goods and services	5.2	1.7	2.6	2.9	3.5
Domestic demand	1.6	1.4	0.9	0.8	1.0
Change in inventories	(0.3)	0.1	(0.1)	0.0	0.0
Net exports	0.3	(0.3)	0.1	0.2	0.1

  Source: Ministry of Economy and Finance.

        The following table compares the main finance indicators included in the 2018 Stability Programme and the Update of the 2018 Economic and Financial Document.

Main Finance Indicators—2018 Economic and Financial Document
v. Update of the 2018 Economic and Financial Document

	2017	2018	2019	2020	2021
Nominal GDP growth rate
2018 Economic and Financial Document	2.1	2.9	3.2	3.1	2.7
Update of the 2018 Economic and Financial Document	2.1	2.5	2.7	2.8	2.6
Difference	0.0	(0.4)	(0.5)	(0.3)	(0.1)
Net Borrowing, as a % of GDP
2018 Economic and Financial Document	(2.3)	(1.6)	(0.8)	0.0	0.2
Update of the 2018 Economic and Financial Document	(2.4)	(1.8)	(2.4)	(2.1)	(1.8)
Difference	(0.1)	(0.2)	(1.6)	(2.1)	(2.0)
Public Debt, as a % of GDP
2018 Economic and Financial Document	131.8	130.8	128.0	124.7	122.0
Update of the 2018 Economic and Financial Document	131.2	130.9	130.0	128.1	126.7
Difference	(0.6)	0.1	2.0	3.4	4.7

  Source: Ministry of Economy and Finance.

The EU Council's policy recommendations to Italy for the period 2018-2019

        As part of the European Semester process, in May 2018, the EU Council, acting through ECOFIN, issued specific recommendations to Italy, based on assessments of Italy's macroeconomic and fiscal situation as outlined in the 2018 Stability Programme and the 2018 National Reform Programme. ECOFIN recommended that Italy take action over the period 2018-2019 to:

  •
  ensure that the nominal growth rate of net primary government expenditure does not exceed 0.1 per cent in 2019, corresponding to an annual structural adjustment of 0.6 per cent of GDP;

  •
  use windfall gains to accelerate the reduction of the general government debt ratio;

  •
  shift taxation away from labour, including by reducing tax expenditure and reforming the outdated cadastral values;

  •
  step up efforts to tackle the shadow economy, including by strengthening the compulsory use of e-payments through lower legal thresholds for cash payments;

  •
  reduce the share of old-age pensions in public spending to create space for other social spending;

  •
  reduce the length of civil trials at all instances by enforcing and streamlining procedural rules, including those under consideration by the legislator;

  •
  achieve more effective prevention and repression of corruption by reducing the length of criminal trials and implementing the new anti-corruption framework;

  •
  ensure enforcement of the new framework for publicly-owned enterprises and increase the efficiency and quality of local public services;

  •
  address restrictions to competition, including in services, also through a new annual competition law;

  •
  maintain the pace of reducing the high stock of non-performing loans and support further bank balance sheet restructuring and consolidation, including for small and medium-sized banks, and promptly implement the insolvency reform; and

  •
  improve market-based access to finance for firms.

        For information on the 2019 Economic and Financial Document, see "Recent Developments."

Revenues and Expenditures

        The following table sets forth general government revenues and expenditures and certain other key public finance measures for the periods indicated. This data is prepared on an accrual basis. The table does not include revenues from privatizations, which are deposited into a special fund for the repayment of Treasury outstanding securities and cannot be used to finance current expenditures. While proceeds from privatizations do not affect the primary balance, they contribute to a decrease in the public debt and consequently the debt-to-GDP ratio.

General Government Revenues and Expenditures

	2013	2014	2015	2016	2017
	(in € millions, except percentages)
Expenditures
Compensation of employees	164,784	163,468	162,072	163,896	164,007
Intermediate consumption	89,579	88,890	89,853	92,343	94,759
Market purchases of social benefits in kind	43,552	44,210	43,859	44,674	45,415
Social benefits in cash	319,688	326,863	332,792	336,354	342,072
Subsidies to firms	27,547	30,413	28,177	29,359	26,387
Interest payments	77,605	74,377	68,018	66,440	65,641
Other expenditures	38,514	37,126	37,131	38,864	35,645
Total current expenditures	761,269	765,347	761,902	771,930	773,926
Gross fixed investments	38,555	36,911	37,271	35,679	33,683
Investments grants	13,866	12,683	15,943	14,207	13,387
Other capital expenditures	5,691	10,605	16,058	7,635	18,603
Total capital account expenditures	58,112	60,199	69,272	57,521	65,673
Total expenditures	819,381	825,546	831,174	829,451	839,599
as a % of GDP	51.1	50.9	50.3	49.3	48.9
Deficit (surplus) on current account	(2,451)	(5,106)	(19,852)	(9,076)	(21,177)
Net borrowing	46,893	48,426	42,567	41,638	39,691
as a % of GDP	2.9	3.0	2.6	2.5	2.3
Revenues
Direct taxes	240,920	238,021	243,255	248,264	250,477
Indirect taxes	239,813	248,849	250,202	243,097	249,922
Actual social security contributions	211,200	210,414	215,126	216,678	222,264
Imputed social security contributions	4,089	3,932	3,939	3,954	3,980
Income from capital	10,760	11,866	11,135	11,293	11,734
Other revenues	56,938	57,371	58,097	57,720	56,726
Total current revenues	763,720	770,453	781,754	781,006	795,103
Capital taxes	4,154	1,582	1,214	5,365	2,222
Other capital revenues	4,614	5,085	5,639	1,442	2,583
Total capital revenues	8,768	6,667	6,853	6,807	4,805
Total revenues	772,488	777,120	788,607	787,813	799,908
as a % of GDP	48.1	47.9	47.7	46.9	46.6
Primary balance	30,712	25,951	25,451	24,802	25,950
as a % of GDP	1.9	1.6	1.5	1.5	1.5

  Source: Bank of Italy.

        General government revenues increased by 1.5 per cent or €12.1 billion in 2017 compared to a slight decrease by 0.1 per cent or €0.8 billion in 2016. In 2017, the ratio of tax revenues and social contributions to GDP decreased to 42.1 per cent compared to 42.4 per cent and 43.1 per cent in 2016 and 2015, respectively. Social security contributions in 2017 increased by 2.5 per cent, while current tax revenues increased by 1.8 per cent. This was mainly due to a 1.2 per cent increase in central government tax revenues, benefitting from the Italian Government programme providing for discounted tax debts and recovery of VAT evasion and a 2.8 increase in indirect taxes, mainly due to a 5.7 increase in income generated by VAT and a 8.9 increase in income generated by the regional tax on production (IRAP).

        Direct taxes increased by 0.9 per cent in 2017, driven by a 1.7 per cent increase in personal income taxes partially offset by a 0.4 decrease in corporate income taxes. Taxes on income from financial assets decreased by 5.3 per cent to €12.9 billion, generally driven by lowering yields. Capital taxes decreased by approximately €3.1 billion in 2017 to €2.2 billion, mainly due to the reduction of additional revenues collected under the voluntary disclosure regime introduced by the 2017 Stability Law.

        General government expenditures increased by 1.2 per cent in 2017, although decreasing to 48.9 per cent of GDP in 2017 from 49.3 per cent of GDP in 2016. The increase in general government expenditures was due to the increase in capital account expenditures, which increased from €57.5 billion in 2016 to €65.7 billion in 2017, and a 2.6 per cent increase in intermediate consumption from €92.3 billion in 2016 to €94.8 billion in 2017.

        Italy recorded a current account surplus of €47.8 billion in 2017 (2.8 per cent of GDP), compared to an account surplus of €43.5 billion in 2016 (2.6 per cent of GDP), and of €25.0 billion in 2015 (1.5 per cent of GDP). Between 2010, when the current account deficit reached a post-1974 high of 3.5 per cent of GDP, and 2017, the current account improved by a total of 6.2 points, reflecting mainly an increased surplus in primary income to €10.3 billion , offsetting a slight reduction in the surplus on goods due to an increase in prices for energy.

Expenditures

        Compensation of employees.    Compensation of employees marginally decreased by 0.1 per cent in 2017, mainly due to the decrease in the number of public sector employees, which followed a 1.2 per cent increase in the number of public sector employees in 2016, partially stemming from a statistical reclassification. In 2017, compensation of employees as a percentage of GDP decreased to 9.5 per cent compared to 9.8 per cent in both 2016 and 2015, mainly due to the persisting effects of limitations on hiring and a continued freeze on the renewals of employment agreements and employee wages in the public sector between 2010 and 2015, pursuant to Law Decree No. 78 of 2010. At the end of 2017, the pre-existing freeze on the renewals of employment agreements was lifted, and it is expected that compensation of employees will generally increase in 2018 due to the payment of arrears due.

        Intermediate consumption.    Intermediate consumption, which measures the value of the goods and services consumed as inputs by a process of production, increased by 2.3 per cent in 2017 compared to a 1.1 per cent increase in 2016. As in 2016, this increase was mainly driven by expenditure on innovative pharmaceuticals.

        Market purchases of social benefits in kind.    Expenditure on social benefits in kind increased by €0.7 billion increasing by 1.7 per cent in 2017, compared to an increase of 1.9 per cent in 2016. In 2017, expenditure on social benefits in kind was 2.6 per cent of GDP, slightly decreasing from 2.7 per cent of GDP in each of 2016 and 2015.

        Expenditure for public health and education are accounted for under wages and salaries, cost of goods and services and production grants.

        Italy has a public health service managed principally by regional governments with funds provided by the Italian Government. Local health units adopt their own budgets, establish targets and monitor budget developments. Approximately 80.1 per cent of expenditure on social benefits in kind in 2017 related to health care.

        Italy has a public education system consisting of elementary, middle and high schools and universities. Attendance at public elementary, middle and high schools is generally without charge to students, while tuition payments based on income level are required to attend public universities.

        Social benefits in cash.    Social benefits in cash include expenditures for pensions, disability and unemployment benefits. Social benefits in cash increased by 1.7 per cent in 2017 and by 1.1 per cent in 2016. Expenditure on pensions increased by 1.2 per cent and 0.9 per cent in 2017 and 2016, respectively, while the non-pension component grew by 3.4 per cent following a 3.3 per cent increase in 2016 as a result of the introduction of certain welfare benefits through Law Decree No. 66 of April 24, 2014 (converted into Law No. 89 of June 23, 2014).For additional information relating to government expenditure in connection with the national pension system, see "The Italian Economy—Social Welfare System."

        Subsidies to firms.    Subsidies to firms, which are current payments by the Italian Government to resident producers that are not required to be reimbursed, decreased by 10.1 per cent in 2017 compared to a 4.2 per cent decrease in 2016.

        Interest payments.    Interest payments by the Italian Government decreased by €0.8 billion or 1.2 per cent in 2017 as compared to the €1.6 billion or 2.3 per cent decrease in 2016. The ratio of interest payments to nominal GDP was 3.8 per cent and 4.0 per cent in 2017 and 2016, respectively. For additional information on Italy's public debt, see "Public Debt."

        Other Expenditures.    Other expenditures decreased by 8.3 per cent in 2017 compared to a 4.7 per cent increase in 2016.

Revenues

        Taxes.    Italy's tax structure includes taxes imposed at the state and local levels and provides for both direct taxation through income taxes and indirect taxation through a VAT and other transaction-based taxes. Indirect taxes include VAT, excise duties, stamp duties and other taxes levied on expenditures. Income taxes consist of an individual tax levied at progressive rates and a corporate tax levied at a flat rate. Corporations also pay local taxes, and the deductibility of those taxes for income tax purposes has been gradually eliminated over the last years.

        VAT is imposed on the sale of goods, the rendering of services performed for consideration in connection with business or professions and on all imports of goods or services. In addition to VAT, indirect taxes include customs duties, taxes on real estate and certain personal property, stamp taxes and excise taxes on energy consumption, tobacco and alcoholic beverages.

        Italy has entered into bilateral treaties for the avoidance of double taxation with virtually all industrialized countries.

        Low taxpayer compliance has been a longstanding concern for the Italian Government, which has adopted measures to increase compliance. Some of these measures are aimed at identifying tax evasion and include systems of cross-checks between the tax authorities and social security agencies, public utilities and others. One of the areas of greatest concern to the Italian Government has been under-reporting of income by self-employed persons and small enterprises. The Italian Government's efforts to increase tax compliance since 2001 have led to an increase in the general tax base and to an improvement in compliance.

        Italy's fiscal burden, which is the aggregate of direct and indirect tax revenues and social security contributions as a percentage of GDP was 42.1 per cent in 2017, compared to 42.4 per cent in 2016. Indirect tax revenues increased by 4.2 per cent in 2017 compared to a 3.7 per cent increase in 2015, while direct tax revenues slightly increased by 0.1 per cent in 2017, mainly due to a 1.1 per cent increase in personal income tax. Further, total tax revenues decreased slightly from 29.2 per cent of GDP in 2016 to 29.1 per cent of GDP in 2017.

        The following table sets forth the composition of tax revenues for the periods indicated.

Composition of Tax Revenues(1)

	2013	2014	2015	2016	2017
	(in € millions)
Direct taxes
Personal income tax	163,631	163,650	176,220	180,004	182,661
Corporate income tax	40,026	32,293	33,402	35,251	35,246
Investment Income tax	10,747	10,083	11,123	9,024	8,541
Other	11,171	8,956	9,461	13,732	11,521
Total direct taxes	232,631	224,994	240,059	245,294	245,887
Indirect taxes
VAT	112,273	114,490	119,376	124,336	129,595
Other transaction-based taxes	19,857	19,774	18,846	22,213	21,700
Taxes on production of mineral oil	25,774	25,560	25,412	25,428	25,726
Taxes on production of methane gas	3,700	4,468	2,900	3,416	3,460
Tax on electricity consumption	2,716	2,914	2,531	2,853	2,584
Tax on tobacco consumption	10,371	10,304	10,647	10,882	10,520
Taxes on lotto and lotteries	10,689	11,021	11,245	13,621	13,209
Other(2)	3,331	2,722	2,893	2,433	2,408
Total indirect taxes	192,002	194,462	197,240	205,787	209,830
Total taxes	424,633	419,456	437,299	451,081	455,717

(1)
The data presented in this "Composition of Tax Revenues" table does not correspond to the general government direct and indirect tax revenues figures contained in the preceding table entitled "General Government Revenues and Expenditures," primarily because the "Composition of Tax Revenues" table is prepared on a cash basis while the "General Government Revenues and Expenditures" table is prepared on an accrual basis in accordance with ESA2010. Generally, State sector accounting does not include indirect taxes levied by, and certain amounts allocable to, regional and other local governments and entities. However, because this "Composition of Tax Revenues" table is prepared on a cash basis, it reflects tax receipts of entities that are excluded from State sector accounting (such as local government entities) that are collected on their behalf by the State (and subsequently transferred by the State to those entities).

(2)
Taxes classified as "other" are non-recurring, therefore highly variable.

Source: Ministry of Economy and Finance.

        In 2017, total taxation revenues (as reported in the "Composition of Tax Revenues" table on a cash basis) increased by 1.0 per cent compared to 2016. This was due to a 2.0 per cent increase in indirect tax revenues, mainly driven by an increase in VAT that in 2017 amounted to €129.6 billion as compared to €124.4 billion in 2016 and, to a lower extent, by a 1.1 per cent increase in taxes on production of mineral oils. Direct tax revenues remained substantially unchanged in 2017, amounting to €245.9 billion compared to €245.3 billion in 2016.

        Actual social security contributions.    Actual social security contributions, which consist of payments made for the benefit of employees, increased by 2.6 per cent in 2017 compared to a 0.7 per cent increase in 2016.

        Imputed social security contributions.    Imputed social security contributions, which represent the counterpart to unfunded social benefits paid directly to employees and former employees and other eligible persons without involving an insurance company or autonomous pension fund, and without creating a special fund or segregated reserve for the purpose, increased by 0.7 per cent in 2017 compared to a decrease by 3.3 per cent in 2016.

        Income from capital.    Income from capital increased by 3.9 per cent in 2017 compared to an increase of 10.4 per cent in 2016.

        Other Revenues.    Other revenues decreased by 12.0 per cent in 2017 compared to a 16.2 per cent increase in 2016.

Government Enterprises

        The following chart summarizes certain basic data regarding the largest companies in which the Italian Government holds an interest, for the periods indicated. The Italian Government continues to participate in the election of the boards of directors, but does not directly participate in the management, of these companies.

Largest Government Companies(1)(2)

			Total Assets	Total Liabilities	Net profit (loss)
		Per cent of Government Ownership as of December 31, 2017
					For the year ended December 31,
			At December 31,
Company	Industry Sector		2017	2017	2015	2016	2017
		(in € millions, except percentages)
Cassa Depositi e Prestiti S.p.A.(3)	Financial Services	82.77	419,533	419,533	(857)	1,225	4,462
ENEL S.p.A.	Electricity	23.58	155,641	103,480	3,372	3,787	5,329
ENI S.p.A.(4)	Oil and Gas	30.10	114,928	66,849	(8,778)	(1,464)	3,374
Ferrovie dello Stato Italiane S.p.A.	Railroads	100.00	63,013	24,383	137	638	230
Leonardo S.p.A.(5)	Defense/Aerospace	30.20	25,029	20,545	527	507	274
Monte dei Paschi di Siena S.p.A.	Banking	68.25	139,154	97,802	388	(3,241)	(3,502)
Poste Italiane S.p.A.	Post/Financial Services	29.26	67,235	64,476	552	622	689

(1)
Percentages refer to the relevant holding company, while financial data is presented on a consolidated basis.

(2)
Including shares indirectly owned by the Government through CDP.

(3)
As of December 31, 2017, the residual 17.23 per cent of CDP was owned by various banking foundations.

(4)
As of December 31, 2017, 25.76 per cent of ENI S.p.A. was owned indirectly through Cassa Depositi e Prestiti S.p.A., with 4.34 per cent owned directly by the Government.

(5)
Finmeccanica S.p.A. has changed its name to Leonardo S.p.A. with effect as of January 1, 2017.

Source: Ministry of Economy and Finance.

PUBLIC DEBT

General

        Italy's public debt includes debt incurred by the Italian Government (including Treasury securities and other borrowings), local governments, social security funds and other public agencies.

        The Treasury manages the Italian Government debt and the financial assets of Italy. The Bank of Italy provides technical assistance to the Treasury in connection with auctions for domestic bonds and acts as paying agent for Treasury securities. The Stability Law and the Budget Law authorize the incurrence of debt by the Italian Government. For additional information on Italy's budget and financial planning process and the Stability Law and the Budget Law, see "Public Finance—The Budget Process."

        The aggregate amount of government bonds issued in 2017 was approximately €427.1 billion, compared to an aggregate amount of approximately €408.5 billion in 2016. In both cases such amounts include bonds issued in switch-bond transactions. The aggregate amount of government bonds with maturity in 2017 increased to €368.5 billion from €345.2 billion in 2016.

        The following table summarizes Italy's public debt as of the dates indicated, that is mainly represented by debt incurred by the Treasury.

Total Public Debt(*)

	December 31,
	2013	2014	2015	2016	2017
	(Millions of euro)
Debt incurred by the Treasury:
Short term bonds (BOT)(1)	141,098	125,496	115,074	107,113	106,601
Medium- and long-term bonds (initially incurred or issued in Italy)	1,524,751	1,600,822	1,646,806	1,712,257	1,755,585
External bonds (initially incurred or issued outside Italy)(2)	47,250	47,308	43,959	39,240	35,589
Total Treasury Issues	1,713,099	1,773,627	1,805,839	1,858,609	1,897,776
Postal savings(3)	18,853	17,577	16,088	16,232	14,323
Treasury accounts(4)	136,117	152,256	158,233	154,064	159,012
Other debt incurred by:
ISPA (bonds and other loans)(5)	11,106	10,106	10,106	10,105	10,114
Central Government entities(6)	85,931	88,619	90,172	89,710	100,187
Other general Government entities(7)	105,120	95,139	92,976	90,861	82,068

Total public debt	2,070,226	2,137,323	2,173,404	2,219,582	2,263,479
as a percentage of GDP	129.0%	131.8%	131.6%	131.4%	131.2%

Liquidity buffer(8)	(36,863)	(45,594)	(35,114)	(34,835)	29,323

Total public debt net of liquidity buffer	2,033,363	2,091,729	2,138,290	2,184,746	2,234,156

(*)
Figures in this table have not been restated and, therefore, are not comparable to the figures in the table entitled "Selected Public Finance Indicators" in "Public Finance" and to the figures presented in the sections "Italian Economy" and "Public Debt".

(1)
BOTs (Buoni Ordinari del Tesoro) are short-term, zero-coupon notes with a maturity up to twelve months.

(2)
Italy ordinarily enters into currency swap agreements for hedging purposes. The total amount of external bonds shown above takes into account the effect of these arrangements.

(3)
Postal savings are medium and long-term certificates issued by CDP that may be withdrawn by the holder prior to maturity with nominal penalties. As of the date of conversion of CDP into a joint stock company in 2003, the Ministry of Economy and Finance assumed part of the postal savings liabilities of CDP in the amount that is referred to in the table.

(4)
Treasury accounts are demand, short- and medium-term deposit accounts held by non-central Government entities at the Treasury. Treasury accounts also include liabilities for Euro coins minted by Italy.

(5)
The liabilities of Infrastrutture S.p.A., or "ISPA," in relation to the TAV project (high-speed railroad infrastructure), have been included in the Government debt since 2006, when such liabilities were assumed by the Government following their reclassification.

(6)
The line item includes all internal and external liabilities incurred by other central Government entities.

(7)
The line item includes all internal and external liabilities incurred by local authorities.

(8)
The line item includes all the funds of the Treasury deposited with the Bank of Italy and the sinking fund, which is mainly funded by privatization proceeds, as well as liquidity invested in the money market through operations on behalf of the Italian Treasury ("OPTES"). OPTES are overnight or very short-term transactions involving non collateralized deposits, conducted through auctions or bilateral trades undertaken between the Italian Ministry of Economy and Finance and OPTES counterparties.

Source: Ministry of Economy and Finance and Bank of Italy.

        In the period from 2013 to 2017, Italy's debt-to-GDP ratio increased from 123.9 per cent net of euro area financial support (and 129.0 per cent gross of euro area financial support) to 128.4 per cent net of euro area financial support (and 131.8 per cent gross of euro area financial support). This growth trend resulted from Italy's budget deficit (primarily resulting from the cost of servicing Italy's debt) and its substantially unchanged nominal GDP from 2013 to 2016. However, Italy's debt-to GDP ratio decreased by 0.2 per cent in 2017, primarily due to an increase by 2.1 per cent in nominal GDP from 2016 and a reduction in the Treasury's cash reserves. For additional information on the GDP trends, see "The Italian Economy—General."

        The Italian Government's latest forecasts of the debt-to-GDP ratio are included in the Draft Budgetary Plan 2019. The table below shows the Italian Government's forecasts of the debt-to-GDP ratio for the period 2018-2021. For additional information on forecasted debt-to-GDP ratio, see "Recent Developments."

Forecasted Debt-to-GDP Ratios

	2017	2018	2019	2020	2021
Public Debt, gross of euro area financial support	131.2	131.7	130.7	129.2	128.2

  Source: Ministry of Economy and Finance.

        Government Guarantees.    Government guarantees on liabilities or assets of third parties are contingent liabilities that may become actual government liabilities if specific conditions are met. They include (i) standardised government guarantees, which are guarantees issued in large number, usually for fairly small amounts, among identical lines, and (ii) one-off government guarantees, which are provided on a case-by-case basis, generally for rather significant amounts and under individual contractual arrangements.

        The table below shows data on Government standardised and one-off guarantees as a percentage of GDP in the years 2013 to 2017.

 Government Guarantees

	2013	2014	2015	2016	2017
	(% of GDP)
Standardised Government guarantees	0.68	0.9	1.0	1.2	1.4
One-off Government guarantees	5.41	1.8	1.2	1.2	2.5
Total Government guarantees	6.10	2.7	2.2	2.4	3.9

  Source: Eurostat.

        Public Debt Management.    Debt management continues to be geared towards lengthening the average residual maturity of public debt. In 2017, the average maturity of government debt increased, for a third consecutive year, from 6.8 years at the end of 2016 to 6.9 years at the end of 2017. The average refixing period, the main index for measuring interest risk, also increased from 5.6 years in 2016 to 5.8 years in 2017.

        The Decree of the Ministry of Economy and Finance of December 23, 2015 (so-called Decreto Cornice) sets forth the general objectives for the management of public debt. These general objectives translated into the following guidelines for 2017:

  1.
  maintain the current average maturity of government bonds;

  2.
  marginally increase the issuance of BOTs, without incurring in any material change in their total amount as compared to the end of 2016;

  3.
  access the market with a higher volume of debt instruments indexed to the Eurozone, potentially including a new 10 year debt instrument indexed to the Eurozone inflation;

  4.
  offer CCTeu on a monthly basis and with higher volumes as compared to 2016, maintaining control of the debt exposure to inflation;

  5.
  potentially issue two series of BTPItalia and manage their average maturity by carrying out exchange and buyback transactions;

  6.
  increase the total amount of BTPs with a maturity of 3 and 5 years, and maintain the total amount of BTPs with a maturity of 7 and 10 years, in line with the total amount of BTPs outstanding at the end of 2016; diversify the BTP offering further to the issue for the first time of new BTPs with a maturity of 20 and 50 years in 2016;

  7.
  carry out exchange and buyback transactions to manage the average maturity of securities with the objective of managing debt reaching maturity in 2018-2019, in order to stabilize and reduce the amount of debt generally;

  8.
  carry out management activities of derivative portfolios in order to improve their performance, and implement hedging transactions with respect to new transactions on foreign currencies.

        At the end of 2017, the debt represented by government bonds was 84.5 per cent of the aggregate public debt of Italy. The table below presents the breakdown of the total government bonds issued in 2015, 2016 and 2017, respectively.

 Breakdown of Total Issued Government Bonds

	2015	% on total	2016	% on total	2017	% on total
BOT mini	0	0.0	0	0.0	0	0.0
BOT 3 months	0	0.0	0	0.0	0	0.0
BOT 6 months	80,956	19.5	76,669	18.8	75,000	17.6
BOT 12 months	83,174	20.0	76,025	18.6	76,601	17.9
Commercial Paper	0	0.0	0	0.0	0	0
Total short-term	164,130	39.5	152,694	37.4	151,601	35.5
CTZ	27,388	6.6	18,991	4.7	28,660	6.71
CCTeu	29,503	7.1	28,854	7.0	31,923	7.48
BTP 3 years	28,924	7.0	25,215	6.2	35,898	8.41
BTP 5 years	33,729	8.1	33,747	8.3	36,404	8.52
BTP 7 years	31,340	7.5	33,328	8.2	30,612	7.17
BTP 10 years	40,712	9.8	42,604	10.4	40,652	9.52
BTP 15 years	18,703	4.5	12,910	3.2	1,759	4.16
BTP 20 years	1,150	0.3	12,015	2.9	9,513	2.23
BTP 30 years	13,241	3.2	14,436	3.5	14,041	3.29
BTP 50 years	0	0.0	5,000	1.2	750	0.18
BTP€i 5 years	692	0.2	4,942	1.2	2,895	0.68
BTP€i 10 years	3,823	0.9	4,082	1.0	7,856	1.84
BTP€i 15 years	8,019	1.9	2,691	0.7	2,326	0.54
BTP€i 30 years	562	0.1	707	0.2	472	0.11
BTPItalia	9,379	2.3	13,234	3.2	15,697	3.68
Foreign	4,000	1.0	3,036	0.7	0	0
Total medium/long-term	251,164	60.5	255,793	62.6	262,084	64.50
Total	415,294	100	408,486	100	413,685	100

  Source: 2018 Report on Public Debt.

        The table below presents the percentage of total outstanding government bonds represented by fixed rate securities, the securities indexed to the inflation rate (BTP€i+BTP Italia) and floating rate securities as of December 31, 2015, 2016 and 2017, respectively.

Breakdown of Total Outstanding Government Bonds (in %)

	December 31,
	2015	2016	2017
Fixed rate securities	72.4	73.5	75.5
Securities indexed to the inflation rate (BTP€i+BTP Italia)	13.9	13.0	11.5
Floating rate securities	13.7	13.4	13.0
Total Outstanding Government Bonds	100	100	100

  Source: Ministry of Economy and Finance.

        In 2017, the weighted average cost of debt slightly increased to 0.7 per cent from 0.5 per cent in 2016, maintaining financing costs close to a historical minimum low. Such increase in the weighted average cost of debt was mainly due to less favorable market conditions compared to 2016. Aggregate average yields on government bonds increased to 1.6 per cent in 2017 from 1.1 per cent in 2016. Yields on short-term government bonds continued to record negative interest rates in 2017, whereas yields on long-term government bonds increased to over 2.0 per cent in the first months of 2017 from 1.5 per cent in the first months of 2016. Yields on extra long-term government bonds reached 3.3 per cent by the end of 2017, slightly decreasing from an average yield of 3.5 per cent in the first six months of 2017.

        The table below shows the yields on 3-year and 10-year BTPs issued by the Treasury for each quarter of 2016 and 2017 and the first three quarters of 2018.

Quarterly Yields on 3-Year and 10-Year BTPs

	2016				2017				2018
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
BTP 3-year	0.03	0.05	(0.03)	0.14	0.22	0.37	0.15	0.10	0.03	0.30	1.15	2.31
BTP 10-year	1.50	1.38	1.24	1.53	2.24	2.23	2.14	1.93	2.03	2.08	2.93	3.19

Source: Ministry of Economy and Finance.

        BTP-Bund Spread.    The spread between BTPs and German government bonds, in each case with a maturity of 10 years, increased to approximately 187 bps as of December 31, 2017 from approximately 172 bps as of December 31, 2016. In 2018, the spread between BTPs and German government bonds significantly increased, reaching approximately 253 bps as of December 31, 2018, due to an extended negative perception of credit risk for Italy.

        Privatization program.    The Italian Government also intends to reduce public debt through a program of privatization of public real estate assets and companies in which the Italian Government holds interests. In February 2015, the Italian Government disposed of a 5.7 per cent interest in ENEL, which generated approximately €2.2 billion. In October 2015, the Italian Government disposed of a 35.3 per cent interest in Poste Italiane S.p.A. following completion of its initial public offering, which generated approximately €3.1 billion. In addition, the Italian Government disposed of a 46.6 per cent interest in ENAV S.p.A. following completion of its initial public offering in August 2016, which generated approximately €834 million. For further information on the largest companies in which the Italian Government holds an interest, see "Public Finance—Government Enterprises."

        The Italian Government expects that the envisaged privatization program will result in additional revenues of approximately 0.3 per cent of GDP in each of 2018, 2019 and 2020.

Summary of Internal Debt

        Internal debt is debt, payable in Euro, initially incurred or issued in Italy. Italy's total internal public debt as of December 31, 2017 was €2,176,295 million, an increase of €48,898 million from December 31, 2016. The following table summarizes the internal public debt as of December 31 of each of the years indicated.

 Internal Public Debt

	2013	2014	2015	2016	2017
	(Millions of euro)
Debt incurred by the Treasury:
Short-Term Bonds (BOT)(1)	141,098	125,496	115,074	107,113	106,601
Medium- and Long-Term Bonds
CTZ(2)	76,427	52,751	48,651	39,607	40,692
CCT(3)	124,717	119,151	121,181	134,707	132,936
BTP(4)	1,123,665	1,204,124	1,229,152	1,300,594	1,368,729
BTP€i(5)	133,566	130,350	143,995	147,337	146,847
BTP Italia(6)	66,376	94,447	103,826	90,012	66,381

Total	1,665,849	1,726,318	1,761,880	1,819,370	1,862,186
Postal savings	18,853	17,577	16,088	16,232	14,323
Treasury accounts(7)	136,117	152,256	158,223	154,064	159,012
ISPA loans(8)	500	500	500	500	500
Central Government entities	50,059	49,207	49,883	46,907	58,733
Other general Government entities	102,999	92,875	91,908	90,325	81,541

Total internal public debt	1,974,377	2,038,733	2,078,482	2,127,397	2,176,295
Liquidity buffer(9)	(36,863)	(45,594)	(35,114)	(34,835)	(29,323)

Total internal public debt net of liquidity buffer	1,937,514	1,993,139	2,043,368	2,092,562	2,146,972

(1)
BOTs (Buoni Ordinari del Tesoro) are short-term, zero-coupon notes with a maturity up to twelve months.

(2)
CTZs (Certificati del Tesoro Zero-Coupon) are zero-coupon notes with maturities of twenty-four months.

(3)
CCTs (Certificati di Credito del Tesoro) are floating rate medium-term notes indexed to the six-month BOT rate with maturities of typically seven years and a semiannual coupon. The BOT rate is the interest rate at the BOT auction held at the end of the month prior to the one in which the coupons become payable. CCTs also include CCTEUs, which are indexed to six-month Euribor. As of December 31, 2017, no CCTs remain outstanding.

(4)
BTPs (Buoni del Tesoro Poliennali) are medium- and long-term notes that pay a fixed rate of interest, with a semiannual coupon.

(5)
BTP€is (inflation-linked BTPs) are medium- and long-term notes with a semiannual coupon. Both the principal amount under the notes and the coupon are indexed to the euro-zone harmonized index of consumer prices, excluding tobacco.

(6)
BTPItalia (Italian inflation-linked BTPs) are medium- and long-term notes with a semiannual coupon. Both the principal amount under the notes and the coupon are indexed to the Italian inflation rate, excluding tobacco. These notes were first issued by the Treasury in March 2012.

(7)
Treasury accounts are demand, short- and medium-term deposit accounts held by non-central Government entities at the Treasury. Treasury accounts also include liabilities for Euro coins minted by Italy..

(8)
The item includes the portion of debt incurred by ISPA in Italy, guaranteed by the State, in connection with the financing of the high-speed railway link between Turin, Milan, Rome and Naples.

(9)
The item includes all the funds of the Treasury deposited with the Bank of Italy and the sinking fund, which is mainly funded by privatizations, as well as liquidity invested on the money market through OPTES. For additional information, see "Monetary System—Monetary Policy".

Source: Ministry of Economy and Finance and Bank of Italy.

        In 2016 and 2017, the ratio of short-term bonds to total securities issued by the Treasury was approximately 5.7 per cent and approximately 5.6 per cent, respectively.

        The following table divides the internal public debt into floating debt and funded debt as of December 31 of each of the years indicated. Floating debt is debt that has a maturity at issuance of less than one year. Funded debt is debt that has a maturity at issuance of one year or more.

Summary of Floating and Funded Internal Debt

	December 31,
	2013	2014	2015	2016	2017
	(Millions of euro)
Floating internal debt(1)	180,081	188,213	193,266	189,214	191,764
Funded internal debt	1,794,296	1,850,520	1,885,215	1,938,184	1,984,531
Total internal public debt	1,974,377	2,038,733	2,078,482	2,127,397	2,176,295

(1)
Includes BOTs with a maturity at issuance of three and six months and postal accounts.

Source: Ministry of Economy and Finance.

Summary of External Debt

        External debt is debt initially incurred or issued in a currency other than Euro or outside Italy. Total external public debt as of December 31, 2017 was € 87,184 million. Historically, Italy has not relied heavily on external debt. The following table summarizes the external public debt as of December 31 of each of the years indicated.

Summary of External Debt

	December 31,
	2013	2014	2015	2016	2017
	(Millions of euro)
External Treasury Bonds(1)	47,250	47,308	43,959	39,240	35,589
ISPA (bonds and loans)(2)	10,606	9,606	9,606	9,605	9,614
Central Government entities	35,872	39,412	40,289	42,803	41,454
Other general Government entities	2,121	2,264	1,068	536	527
Total external public debt	95,849	98,590	94,922	92,184	87,184

(1)
Italy often enters into currency swap agreements in the ordinary course of the management of its debt. The total amount of external bonds shown above takes into account the effect of these arrangements.

(2)
The item includes the full amount of ISPA bonds and a portion of loans incurred by ISPA in connection with the financing of the high-speed railway link between Turin, Milan, Rome and Naples.

Source: Ministry of Economy and Finance.

        The following table sets forth a breakdown of the external public debt of Italy, by currency, as of December 31 of each of the years indicated. The amounts shown below are nominal values at issuance, before giving effect to currency swaps, and do not include external public debt of state sector entities and other general Government entities. Italy often enters into currency swap agreements in the ordinary course of the management of its debt.

	December 31,
	2013	2014	2015	2016	2017
	(in millions)
Euro(1)	22,522	23,523	27,389	27,321	26,815
British Pounds	2,450	2,050	1,750	1,750	1,750
Swiss Francs	3,000	3,000	1,000	1,000	1,000
U.S. Dollars	19,000	19,000	12,500	7,500	5,500
Japanese Yen	585,000	460,000	335,000	235,000	110,000
Norwegian Kroner	2,000	2,000	0	0	0
Czech Koruna	7,470	7,470	7,470	7,470	4,980

(1)
The item does not include the amount of debt incurred in euros by ISPA and guaranteed by the State, which is shown in the previous table.

Source: Ministry of Economy and Finance.

        Italy accesses the international capital markets through a global bond program registered under the United States Securities Act of 1933 on Schedule B (the "Global Bond Programme"), a US$80 billion medium-term note program established in 1998 and last updated in December 2014, and a US$15 billion commercial paper program established in 1999 and last updated in December 2011. Italy introduced collective action clauses (CACs) in the documentation of all New York law governed bonds issued after June 16, 2003, including the Global Bond Programme. Italy has included the EU Collective Action Clauses, including Cross Series Modification Clauses, in the documentation of all bonds it has issued after January 1, 2013. For additional information regarding Italy's implementation of EU Collective Action Clauses, see "The Italian Economy—Key measures related to the Italian Economy—Financial Assistance to EU Member States."

Debt Record

        Since its founding in 1946, Italy has never defaulted in the payment of principal or interest on any of its internal or external indebtedness.

 DESCRIPTION OF THE NOTES

        The following is a brief summary of the terms and conditions of the Notes pursuant to the fiscal agency agreement that governs the Notes. We have filed copies of the form of the Notes and the fiscal agency agreement as exhibits to this Prospectus. Because this is only a summary, you should read the form of the Notes and the fiscal agency agreement in their entirety. You can find the definitions of certain terms used in this description under the subheading "—Defined Terms and Conventions."

The Notes

        The Notes are to be issued pursuant to a fiscal agency agreement, dated as of January 29, 2013, between Italy and Citibank, N.A., as fiscal agent. The following statements briefly summarize some of the terms of the Notes and the fiscal agency agreement. This summary is qualified in its entirety by reference to the fiscal agency agreement and to the form of the Notes, described below, filed or to be filed by Italy with the Commission.

  •
  The Notes are not entitled to the benefit of any sinking fund. At maturity, the Notes will be redeemed at 100 per cent of their principal amount.

  •
  The Notes will be direct, general and unconditional obligations of Italy and will rank pari passu amongst themselves and with all others present and future unsecured and unsubordinated obligations of Italy, except for such obligations as may be preferred by mandatory provisions of international treaties and similar obligations to which Italy is a party.

  •
  The fiscal agent is not a trustee for the holders of the Notes and does not have the same responsibilities or duties to act for such holders as would a trustee. We may maintain deposit accounts and conduct other banking transactions in the ordinary course of business with the fiscal agent.

        The 20            Notes:

  •
  are to be issued in the aggregate principal amount of            ;

  •
  bear interest at            % per annum on the outstanding principal amount from            ;

  •
  are to pay interest on            and            of each year, commencing            ;

  •
  mature on            ; and

  •
  pay all amounts due in respect of principal or interest in            .

        The 20            Notes:

  •
  are to be issued in the aggregate principal amount of            ;

  •
  bear interest at            % per annum on the outstanding principal amount from            ;

  •
  are to pay interest on            and            of each year, commencing            ;

  •
  mature on            ; and

  •
  pay all amounts due in respect of principal or interest in            .

Nature of Obligation; Negative Pledge

        The full faith and credit of Italy will be pledged for the due and punctual payment of the Notes and for the due and timely performance of all of our obligations under the Notes. We will pay principal and interest on the Notes out of the Ministry of Economy and Finance of Italy. We will pay amounts due on the Notes equally and ratably with all general loan obligations of Italy.

        As long as any Notes remains outstanding, we will not create any Encumbrance on our revenues or assets to secure any Public External Indebtedness, without equally and ratably securing the outstanding debt.

Additional Amounts

        Under Italian law, all payments of principal and interest on the debt securities issued outside of Italy shall be made free and clear of, and without withholding or deduction for, any Italian taxes so long as the beneficial owner of the debt securities is not resident in Italy.

        If any payment of principal or interest is not exempt from Italian tax, we will pay to you the additional amounts necessary to make the net payment you receive not less than the amount you would have received if Italian taxes had not been imposed. No additional amounts will be paid to you if:

  •
  you have or had some connection with Italy other than merely owning or holding the Notes or receiving principal and interest payment on the Notes;

  •
  you are subject to an estate, inheritance, gift, sales, transfer or personal property tax or any significant tax, assessment or governmental charge;

  •
  you are subject to a tax, assessment or other governmental charge which is payable other than by withholding;

  •
  you are able to avoid Italian taxes by making a declaration of non-residence or claiming an exemption from the relevant tax authority;

  •
  you present the Notes for payment more than 30 days after you were entitled to receive payment. This provision does not apply if you would have been entitled to receive additional amounts had you presented the Notes for payment prior to the expiration of the 30 day period;

  •
  a tax applied by a Member State by way of withholding, deduction or otherwise is imposed on a payment of principal or interest to you and is required to be made pursuant to European Council Directives; or

  •
  you would have been able to avoid such withholding or deduction by presenting the Notes for payment to another Paying Agent in a Member State of the European Union.

Interest

        Interest on the Notes shall be payable semi-annually in arrears in two equal payments on            and            of each year (each an "Interest Payment Date"), unless any Interest Payment Date would otherwise fall on a day which is not a Banking Day, in which case the Interest Payment Date shall be immediately succeeding Banking Day without any interest or other payment as a result of the delay. Interest will be paid to the persons in whose names the Notes are registered at the close of business on the preceding            and            , as the case may be (the "Record Date"). Interest will be calculated on the basis of a 360-day year of twelve 30-day months. "Banking Day" means any day that is a day on which banking institutions in New York City are not generally authorized or obliged by law, regulation or executive order to close.

Form, Denomination and Registration

        The statements set forth in this Prospectus in this section under this subsection and "Definitive Notes" and in the section entitled "Global Clearance and Settlement" include summaries of certain rules and operating procedures of DTC, Euroclear and Clearstream that affect transfers of interests in the global notes.

        The Notes will be issued in the form of one or more global notes, in fully registered form, without coupons, which will be deposited on or about the Closing Date with Citibank N.A. as custodian for, and registered in the name of Cede & Co. as nominee of, DTC. Except as described herein, certificates will not be issued in exchange for beneficial interests in the global notes.

        Except as set forth below, the global notes may be transferred, in whole and not in part, only to DTC, another nominee of DTC or a successor of DTC or its nominee.

        Beneficial interests in the global notes will be represented, and transfers of such beneficial interests will be effected, through accounts of financial institutions acting on behalf of beneficial owners as direct or indirect participants in DTC. Those beneficial interests will be in denominations of $200,000 and integral multiples of $1,000 in excess thereof. Investors may hold Notes directly through DTC, Euroclear or Clearstream, if they are participants in such systems, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream hold securities on behalf of their participants through customers' securities accounts in their respective names on the books of their respective depositaries, which in turn hold securities in customers' securities accounts in the depositories' names on the books of DTC.

        Except as provided below, under "Definitive Notes", owners of beneficial interests in the global notes will not be entitled to have Notes registered in their names, and will not receive or be entitled to receive physical delivery of Notes in definitive form. Except as provided below, beneficial owners will not be considered the owners or holders of the Notes under the fiscal agency agreement, including for purposes of receiving any reports delivered by Italy or the fiscal agent pursuant to the fiscal agency agreement. Accordingly, each beneficial owner must rely on the procedures of the clearing systems and, if such person is not a participant of the clearing systems, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the fiscal agency agreement. Italy understands that, under existing industry practices, if Italy requests any action of holders or a beneficial owner desires to give or take any action which a holder is entitled to give or take under the fiscal agency agreement, the clearing systems would authorize their participants holding the relevant beneficial interests to give or take action and the participants would authorize beneficial owners owning through the participants to give or take such action or would otherwise act upon the instructions of beneficial owners. Conveyance of notices and other communications by the clearing systems to their participants, by the participants to indirect participants and by the participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. These limits and laws may impair the ability to transfer beneficial interests in global notes.

        Persons who are not DTC participants may beneficially own Notes held by DTC only through direct or indirect participants in DTC (including Euroclear and Clearstream). So long as Cede & Co., as the nominee of DTC, is the registered owner of the global note, Cede & Co. for all purposes will be considered the sole holder of the Notes under the fiscal agency agreement and the Notes.

Payments

        Payments of principal of and interest on the global notes will be made to Cede & Co., the nominee for DTC, as the registered owner. The principal and interest on the Notes will be payable in United States dollars or in such other coin or currency of the United States of America as at the time of payment is legal tender for payment therein of public and private debts.

        Upon receipt of any payment of principal or of interest on the global notes, DTC will credit DTC participants' accounts with payment in amounts proportionate to their respective beneficial interests in the principal amount of the DTC global notes as shown on the records of DTC. Payments by DTC participants to owners of beneficial interests in the global notes held through such participants will be the responsibility of such participants, as is now the case with securities held for the accounts of customers registered in "street name." Distributions with respect to the Notes held through Euroclear or Clearstream will be credited to the cash accounts of Euroclear participants or Clearstream participants in accordance with the relevant system's rules and procedures to the extent received by its depositary. Neither Italy nor the fiscal agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

        Any moneys held by the fiscal agent in respect of the Notes and remaining unclaimed for two years after such amount shall have become due and payable shall be returned to Italy, and the holder of such Note shall thereafter look only to Italy for any payment to which such holder may be entitled. Notes will become void unless surrendered for payment within a period of five years from the date on which the payment in respect thereof first becomes due or, if the full amount of the money has not been received by the fiscal agent on or prior to such due date, the date on which the full amount of such money having been so received, notice to that effect shall have been given to the holders.

Definitive Notes

        Individual certificates in respect of Notes will not be issued in exchange for the global note, except in very limited circumstances. If DTC notifies Italy that it is unwilling or unable to continue as depositary for the global note or ceases to be a clearing agency registered under the U.S. Securities Exchange Act of 1934 (the "Exchange Act") at a time when it is required to be and, in each case, a successor depositary is not appointed by Italy within 90 days after receiving such notice from DTC or on becoming aware that DTC is no longer so registered, or if an event of default with respect to the Notes shall have occurred and be continuing as described under "Description of the Notes—Default; Acceleration of Maturity" in this Prospectus, Italy will issue or cause to be issued Notes in definitive form in exchange for such global note without charge. Italy may also at any time and in its sole discretion determine not to have any of the Notes represented by the global note and, in such event, will issue or cause to be issued Notes in definitive form in exchange for the global note. Notes issued in definitive form will be issued only in fully registered form, without coupons, in denominations of $200,000 and integral multiples of $1,000 in excess thereof. Any Notes so issued will be registered in such names, and in such denominations, as DTC shall request. Such Notes may be presented for registration of transfer or exchange at the office of the fiscal agent in London or, as long as the Notes are listed on the Luxembourg Stock Exchange, at the office of the paying agent in Luxembourg, and principal thereof and interest thereon will be payable (against presentation and surrender of the Notes for payments of principal) at the office of the fiscal agent in London or the paying agent in Luxembourg, provided that interest thereon may be paid by check mailed to the registered holders of definitive Notes.

        Upon the issuance of definitive Notes, holders will be able to transfer definitive Notes at the specified office of the paying agent including the paying agent in Luxembourg upon the surrender of such definitive Notes, together with the form of transfer endorsed thereon duly completed and executed and otherwise in accordance with the provisions of the fiscal agency agreement. In the case of a transfer of part only of a definitive Note, a new definitive Note shall be issued to the transferee in respect of the part transferred and a further new definitive Note in respect of the balance of the holding not transferred shall be issued to the transferor. Each new definitive Note to be so issued shall be available for delivery within three business days of receipt by the Registrar or any paying agent at its specified office of the relevant definitive Note and the form of transfer.

Further Issues

        Italy may from time to time, without notice to or the consent of the registered holders of the Notes, create and issue further Notes having the same terms as the Notes in all respects (except for the issue price, issue date and the first payment of interest following the issue date of such further Notes) and so that such further Notes shall be consolidated and form a single series with the Notes and shall have the same terms as to status, redemption or otherwise as the Notes.

Default; Acceleration of Maturity

        Each of the following is an event of default under the Notes:

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  we default in any payment of principal, premium or interest on the Notes and the default continues for a period of more than 30 days after the due date;

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  we fail to perform or observe any other obligation under the Notes and the default continues for a period of 60 days following written notice to us of the default by any holder;

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  any other present or future Public External Indebtedness in an amount equal to or exceeding US$50 million (or its equivalent) becomes due and payable prior to its stated maturity by reason of default in payment of principal thereof of premium, if any, or interest thereon;

  •
  any other Public External Indebtedness in an amount equal to or exceeding US$50 million (or its equivalent) is not paid at its maturity as extended by any applicable grace period; and

  •
  we declare a general moratorium on the payment of any Public External Indebtedness.

        If any of the events of default described above occurs and is continuing, the holders of at least 25 per cent of the aggregate principal amount of the outstanding Notes may, by giving a written demand to us and the fiscal agent, declare the principal and accrued interest on the Notes to be immediately due and payable on the date that written notice of acceleration is received by us and the fiscal agent, unless all such defaults have been remedied or waived prior to the receipt of such written notice. The holders of more than 50 per cent of the aggregate principal amount outstanding of the Notes may rescind or annul a notice of acceleration.

        We are not required to furnish any periodic evidence of the absence of defaults. A default in another series of debt securities will not constitute a default in the Notes, or permit the acceleration of the maturity of the Notes, unless the maturity of the Notes is accelerated by reason of default as described above.

Redemption

        The Notes provide for mandatory redemption by us or at our election. If we redeem the Notes under a mandatory redemption provision, we will give not more than 60 days' nor less than 30 days' notice of redemption. If we are not redeeming all of the Notes, the Notes to be redeemed will be selected by lot by the fiscal agent. Unless all the Notes to be redeemed are registered Notes or bearer Notes registered as to principal, we will publish a notice of redemption at least twice prior to the redemption date. We will publish the notice as provided under "Notices." We will also mail notice of redemption to holders of registered Notes, and to those holders of bearer Notes who have registered the principal of their Notes. We will mail the notice to the holders' last addresses as they appear on the register for the Notes.

Meetings and Quorum

        We may call a meeting of the holders of the Notes at any time regarding the fiscal agency agreement or the Notes. In addition, we will call a meeting of the holders of the Notes if an event of default has occurred and is continuing and the holders of at least ten per cent of the aggregate principal amount outstanding of the Notes request a meeting in writing. We will determine the time and place of the meeting and notify the holders of the time, place and purpose of the meeting, specify the record date for the meeting, form used to appoint a proxy and set out any other information necessary. The notice will be published in the English language not less than 21 days before the meeting or in case of an adjourned meeting for at least 14 days prior to the date of the adjourned meeting. The chair of any meeting of holders will be appointed by us or if we fail to appoint such chair or the person nominated by us is not present at the meeting, the chair will be appointed by the holders of more than 50 per cent of the aggregate principal amount of the outstanding Notes represented at the meeting.

        Only holders of the Notes and their proxies are entitled to vote at a meeting of holders. Holders or proxies representing at least 50 per cent of the aggregate principal amount of the outstanding Notes will normally constitute a quorum. However, if a meeting is adjourned for a lack of a quorum, then holders or proxies representing at least 25 per cent of the aggregate principal amount of the outstanding Notes will constitute a quorum when the meeting is rescheduled. For purposes of a meeting of holders that proposes to discuss Reserved Matters holders or proxies representing at least 66 2/3 per cent of the aggregate principal amount of the outstanding Notes will constitute a quorum.

        A written resolution signed by or on behalf of holders of the requisite majority of the Notes then outstanding will be valid for all purposes as if it was a resolution passed at a meeting of holders duly convened and held in accordance with these provisions.

        Each holder of an outstanding Note may appoint any person to act as its proxy in connection with any meeting of holders of which the holder is entitled to vote or the signing of any written resolution that the holder is entitled to sign by delivering written notice to us not less than 48 hours before the meeting of holder or the signing of a written resolution. A proxy must be appointed by the form enclosed with the notice of the meeting of holders to be valid. A duly appointed proxy will remain in force until we have received notice or have otherwise being informed of the revocation or amendment of the proxy at least 48 hours before the time fixed for the commencement of the meeting for which the proxy intends to cast its vote or sign a written resolution.

        A resolution duly passed at a meeting of holders convened and held in accordance with these provisions, and a written resolution duly signed by the requisite majority of holders, will be binding on all holders, whether or not the holder was present at the meeting, voted for or against the resolution or signed the written resolution.

Voting

        A holder may cast a vote on each proposal and or propose amendment equal in number to the principal amount of the holder's outstanding Notes.

        In the case of a Cross Series Amendment and/or Cross Series Proposal:

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  involving debt securities denominated in more than one currency, the principal amount of each debt securities will be determined based on the principal amount of each affected debt security will be equal to the amount of euro that could have been obtained on the record date for the proposed modification with the principal amount of that debt security, using the applicable euro foreign exchange reference rate for the record date published by the European Central Bank;

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  involving an Index Linked Obligation, the principal amount of each debt securities will be determined based on the principal amount of each such Index Linked Obligation will be equal to its adjusted nominal amount;

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  involving a zero coupon obligation that did not formally constitute a component part of an Index Linked Obligation the principal amount of each debt securities will be determined based on the principal amount of each such zero coupon obligation will be equal to its nominal amount or, if its stated maturity date has not yet occurred, to the present value of its nominal amount; or

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  involving a zero coupon obligation that did formally constitute a component part of an Index Linked Obligation the principal amount of each debt securities will be determined based on the principal amount of each such zero coupon obligation that formerly constituted the right to receive (i) a non-index linked payment of principal or interest will be equal to its nominal amount or, if the stated maturity date of the non-index linked payment has not yet occurred, to the present value of its nominal amount; and (ii) an index linked payment of principal or interest will be equal to its adjusted nominal amount or, if the stated maturity date of the index linked payment has not yet occurred, to the present value of its adjusted nominal amount.

Proposals, Amendments and Waivers

        The Notes contain collective action clauses with provisions regarding future modifications to their terms and the terms of the fiscal agency agreement to the extent that it affects the Notes. These clauses are described below. For further information on collective action clauses, see "The Italian Economy—Key measures relating to the Italian economy—Collective action clauses".

        We may generally modify or take actions with respect to the fiscal agency agreement to the extent that it affects the Notes or the terms of the Notes:

  •
  with the affirmative vote of the holders of more than 50 per cent of the aggregate principal amount of the outstanding Notes that are represented at a meeting; or

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  with the written consent of the holders of more than 50 per cent of the aggregate principal amount of the outstanding Notes.

        However, we may generally modify, amend, change or waive a Reserved Matter:

  •
  to the extent that it affects the outstanding Notes or the terms of the outstanding Notes with (i) the affirmative vote of holders of at least 75 per cent of the aggregate principal amount of the outstanding Notes that are represented at a meeting; or (ii) a written resolution signed by or on behalf of holders of at least 66 2/3 per cent of the aggregate principal amount of the outstanding Notes that are represented at a meeting;

  •
  to the extent that it affects a Cross Series Amendment and/or Cross Series Proposal affecting the terms and conditions of all series of outstanding debt securities:

  (i)
  the affirmative vote of at least 75 per cent of the aggregate principal amount of the outstanding debt securities represented at separate duly called meetings of the holders of the outstanding debt securities of all the series (taken in the aggregate) that would be affected by the proposal and/or proposed amendment; or (ii) a written resolution signed by or on behalf of the holders of at least 66 2/3 per cent of the aggregate principal amount of the outstanding debt securities of all the series (taken in the aggregate) that would be affected by the proposal and/or proposed amendment; and

  (ii)
  the affirmative vote of more than 66 2/3 per cent of the aggregate principal amount of the outstanding debt securities represented at separate duly called meetings of the holders of each series of debt securities (taken individually) that would be affected by the proposal and/or proposed amendment; or (ii) a written resolution signed by or on behalf of the holders of more than 50 per cent of the aggregate principal amount of the then outstanding debt securities of each series (taken individually) that would be affected by the proposal and/or proposed amendment.

        With respect to Cross Series Amendments and/or Cross Series Proposals, a separate meeting for each affected series of outstanding debt securities will be called and held or a separate written resolution signed for each affected series of outstanding debt securities, in relation to any amendment or proposal.

        We may, without the consent of any holder of the Notes, amend the fiscal agency agreement or the outstanding Notes for the purpose of:

  •
  to correct a manifest error or cure an ambiguity;

  •
  if the amendment is of a formal or technical nature or for the benefit of the holders of the outstanding Notes;

        We will publish the details of any amendment of the outstanding Notes within ten days of the amendment becoming legally effective.

        For purposes of determining whether the required percentage of holders of the Notes are present at a meeting for quorum purposes, or has consented to or voted in favor of any request, demand, authorization, direction, notice, consent, waiver, amendment, modification or supplement to the Notes or the fiscal agency agreement, or whether the required percentage of holders has delivered a notice of acceleration of the Notes, Notes that we own directly or indirectly will be disregarded and deemed not to be outstanding. For this purpose, Notes that we own directly or indirectly would include any Notes owned by or on behalf of the Italian Government or any of its ministries or owned through corporations or public law entities (generally, entities that by force of law carry out activities in the general public interest, such as INPS and INAIL, the principal social security agencies for private and government employees). Notes that we own directly or indirectly would not, however, include Notes owned by the Bank of Italy and any of Italy's regions, provinces and other local government entities.

Notices

        All notices will be published in English in London in the Financial Times, in New York in The Wall Street Journal (Eastern Edition) and, so long as any of the Notes are listed on the Luxembourg Stock Exchange and the rules of such Exchange shall so require, in a daily newspaper of general circulation in Luxembourg which is expected to be the d'Wort. In addition, notices may also be published on the Internet site of the Luxembourg Stock Exchange (www.bourse.lu). If at any time publication in any such newspaper is not practicable, notices will be valid if published in an English language newspaper determined by Italy with general circulation in the respective market regions. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once on different dates, on the first date on which publication is made.

Governing Law; Consent to Service

        The Notes shall be governed by and construed in accordance with the laws of the State of New York. Matters required to be governed by the laws of Italy, including authorizations and execution shall be governed by the laws of Italy.

        We shall appoint the Honorable Armando Varricchio, our Ambassador to the United States, 3000 Whitehaven Street, N.W., Washington, D.C. 20008, and his successor or, in each case, his Chargé d'Affaires ad interim, acting in the absence of the Ambassador, as our authorized agent in the United States. Process may be served on our authorized agent in any action arising out of or based on the Notes which may be instituted in any State or Federal court in The City of New York by the holder of any Note. We shall irrevocably submit to the jurisdiction of any such court in respect of any such action. Italy shall waive irrevocably any immunity to service of process and any obligation to venue in any such action which may be instituted in any such court or (except as to venue) in any competent court in Italy to the fullest extent permitted by Italian law. The appointment of our authorized agent shall be irrevocable until all principal, premium and interest, due and to become due on the Notes has been provided to the fiscal agent. If for any reason, the authorized agent ceases to be able to act as such authorized agent or ceases to have an address in the United States, we shall appoint another person in Washington, D.C. or The City of New York as our authorized agent. In addition, a holder of any Note may institute an action arising out of or based on the Notes in any competent court in Italy. We shall irrevocably waive to the fullest extent permitted by Italian law any immunity from jurisdiction (but not from execution or attachment or process in the nature thereof) to which we might otherwise be entitled in any action arising out of or based on the Notes which may be instituted by the holder of any Note in any State or Federal court in The City of New York or in any competent court in Italy. The appointment and the waiver of immunity does not include actions brought under the United States Federal securities laws. If we did not waive immunity, it would not be possible to obtain a United States judgment in an action against Italy unless a court were to determine that we were not entitled under the Immunities Act to sovereign immunity with respect to the action.

 GLOBAL CLEARANCE AND SETTLEMENT

        The information set out below in connection with DTC, Euroclear or Clearstream (together, the "Clearing Systems") is subject to any change in or reinterpretation of the rules, regulations and procedures of the clearing systems currently in effect. The information in this section concerning the Clearing Systems has been obtained from sources that Italy believes to be reliable, but neither Italy nor any Underwriter takes any responsibility for the accuracy of the information. Investors wishing to use the facilities of any of the Clearing Systems are advised to confirm the applicability of the rules, regulations and procedures of the relevant clearing system. None of Italy, the fiscal agent and any other party to the fiscal agency agreement or any Underwriter will have any responsibility or liability for any aspect of the records relating to, or payments made on account of interests in the Notes held through the facilities of any clearing system or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

        DTC, Euroclear and Clearstream have advised Italy as follows:

The Clearing Systems

        DTC:    DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. DTC participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations such as the Underwriters. Indirect access to the DTC system also is available to indirect DTC participants such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly.

        Transfers of ownership or other interests in Notes in DTC may be made only through DTC participants. DTC has no knowledge of the actual beneficial owners of the Notes. DTC's records reflect only the identity of the DTC participants to whose accounts the Notes are credited, which may not be the beneficial owners. DTC participants will remain responsible for keeping account of their holdings on behalf of their customers and for forwarding all notices concerning the Notes to their customers.

        So long as DTC, or its nominee, is a registered owner of the Global Note, United States dollar payments of principal and interest payments on the Notes will be made in immediately available funds to DTC. DTC's practice is to credit DTC participants' accounts on the applicable payment date in accordance with their respective holdings shown on the depository's records, unless DTC has reason to believe that it will not receive payment on that date. Payments by DTC participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of the DTC participants and not of DTC, the fiscal agent or Italy, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of Italy or the fiscal agent. Disbursement of payments to DTC participants will be DTC's responsibility, and disbursement of payments to the beneficial owners will be the responsibility of DTC participants and indirect DTC participants.

        Because DTC can act only on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and certain banks, the ability of an owner of a beneficial interest in the global note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be limited by the lack of a definitive certificate for such interest. In addition, beneficial owners of Notes through the DTC system will receive distributions of principal and interest on the Notes only through DTC participants.

        According to DTC, the foregoing information with respect to DTC has been provided to the industry for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

        Clearstream:    Clearstream is incorporated under the laws of Luxembourg as a professional depository. Clearstream holds securities for Clearstream participants (as defined below) and facilitates the clearance and settlement of securities transactions between Clearstream participants through electronic book-entry changes in accounts of Clearstream participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to Clearstream participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Monetary Institute. Clearstream participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the Underwriters ("Clearstream participants"). Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream participant either directly or indirectly.

        Distributions with respect to Notes held beneficially through Clearstream will be credited to cash accounts of Clearstream participants in accordance with its rules and procedures, to the extent received by Clearstream.

        Euroclear:    Euroclear was created in 1968 to hold securities for Euroclear participants (as defined below) and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. All operations are conducted by the Euroclear Bank, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Bank, not the cooperative. The cooperative establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the Underwriters ("Euroclear participants"). Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with Euroclear participant, either directly or indirectly.

        Securities clearance accounts and cash accounts with Euroclear Bank are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the "Euroclear Terms and Conditions"). The Euroclear Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear and receipts of payment with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. Euroclear Bank acts under the Euroclear Terms and Conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.

        Distributions with respect to Notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Euroclear Terms and Conditions, to the extent received by the Euroclear Bank and by Euroclear.

Initial Settlement

        Investors electing to hold their Notes through DTC (other than through accounts at Euroclear or Clearstream) will follow the settlement practices applicable to U.S. corporate debt obligations. The securities custody accounts of investors will be credited with their holdings against payment in same-day funds on the settlement date.

        Investors electing to hold their Notes through Euroclear or Clearstream accounts will follow the settlement procedures applicable to conventional eurobonds in registered form. Notes will be credited to the securities custody accounts of Euroclear and Clearstream holders on the settlement date against payment for value on the settlement date.

Secondary Market Trading

        Because the purchaser determines the place of delivery, it is important to establish at the time of trading of any Notes where both the purchaser's and seller's accounts are located to ensure that settlement can be made on the desired value date.

        Trading Between DTC Participants.    Secondary market sales of book-entry interests between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled using the procedures applicable to U.S. corporate debt obligations in same-day funds.

        Trading Between Euroclear and/or Clearstream Participants.    Secondary market sales between Euroclear participants and/or Clearstream participants will be conducted in accordance with the normal rules and operating procedures of Euroclear and Clearstream and will be settled using the procedures applicable to conventional eurobonds in same-day funds.

        Trading Between DTC Seller and Euroclear or Clearstream Purchaser.    When book-entry interests in the Notes are to be transferred from the account of a DTC participant to the account of a Euroclear participant or Clearstream participant, the purchaser will deliver instructions to Euroclear or Clearstream through a participant at least one business day prior to the settlement date. Euroclear or Clearstream, as the case may be, will instruct its respective depositary to receive the Notes against payment. Payment will then be made by its respective depositary to the DTC participant's account against delivery of the Notes. After settlement has been completed, the Notes will be credited by Euroclear or Clearstream, in accordance with its usual procedures, to the Euroclear participants' or Clearstream participants' account. Credit for the Notes will appear on the next day (European time) and a cash debit will be back-valued to, and the interest on the Notes will accrue from, the value date (which would be the preceding day when settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the Euroclear or Clearstream cash debit will be valued instead as of the actual settlement date.

        Euroclear participants and Clearstream participants will need to make available to the respective clearing systems the funds necessary to process same-day funds settlement. The most direct means of doing so is to pre-position funds for settlement, either from cash on hand or existing lines of credit, as they would for any settlement occurring with Euroclear or Clearstream. Under this approach, they may take on credit exposure to Euroclear or Clearstream until the Notes are credited to their accounts one day later.

        As an alternative, if Euroclear or Clearstream has extended a line of credit to them, participants can elect not to pre-position funds and allow that credit line to be drawn upon to finance settlement. Under this procedure, Euroclear participants or Clearstream participants purchasing Notes would incur overdraft charges for one day, assuming they cleared the overdraft when the Notes were credited to their accounts. However, interest on the Notes would accrue from the value date. Therefore, in many cases, the investment income on Notes earned during that one-day period may substantially reduce or offset the amount of such overdraft charges, although this result will depend on each participant's particular cost of funds.

        Because the settlement is taking place during New York business hours, DTC participants can employ their usual procedures for sending Notes to the respective depositary for Euroclear or Clearstream for the benefit of Euroclear participants or Clearstream participants. The sale proceeds will be available to the DTC seller on the settlement date. Thus, to the DTC participant, a cross-market transaction will settle no differently from a trade between two DTC participants.

        Trading Between Euroclear or Clearstream Seller and DTC Purchaser.    Due to time zone differences in their favor, Euroclear participants and Clearstream participants may employ their customary procedures for transactions in which Notes are to be transferred by the respective clearing system, through its respective depositary, to another DTC participant. The seller must send to Euroclear or Clearstream through a participant settlement instructions at least one business day prior to the settlement date. In these cases, Euroclear or Clearstream will instruct its respective depositary to credit the Notes to the DTC participant's account against payment. The payment will then be reflected in the account of the Euroclear participant or Clearstream participant the following business day, and receipt of the cash proceeds in the Euroclear or Clearstream participant's account will be back-valued to the value date (which would be the preceding day, when settlement occurs in New York). If the Euroclear participant or Clearstream participant has a line of credit with its respective clearing system and elects to draw on such line of credit in anticipation of receipt of the sale proceeds in its accounts, the back-valuation may substantially reduce or offset any overdraft charges incurred over that one day period. If settlement is not completed on the intended value date (i.e., the trade fails), receipt of the cash proceeds in the Euroclear or Clearstream participant's account would instead be valued as of the actual settlement date.

        Finally, day traders that use Euroclear or Clearstream and that purchase Notes from DTC participants for credit to Euroclear participants or Clearstream participants should note that these trades would automatically fail on the sale side unless affirmative action were taken. At least three techniques should be readily available to eliminate this potential problem:

  (1)
  borrowing through Euroclear or Clearstream for one day (until the purchase side of the day trade is reflected in their Euroclear account or Clearstream account) in accordance with the clearing system's customary procedures;

  (2)
  borrowing the Notes in the United States from a DTC participant no later than one day prior to settlement, which would give the Notes sufficient time to be reflected in the borrower's Euroclear account or Clearstream account in order to settle the sale side of the trade; or

  (3)
  staggering the value dates for the buy and sell sides of the trade so that the value date for the purchase from the DTC participant is at least one day prior to the value date for the sale to the Euroclear participant or Clearstream participant.

Registrar and Paying Agent

        Citibank N.A. has been appointed as Registrar. Italy may at any time vary or terminate the appointment of the Registrar or any paying agent or approve any change in the office through which they act, provided that there shall at all times be a Registrar, and provided further that if Notes in definitive form are issued in the limited circumstances described under "Description of the Notes—Definitive Notes", and so long as the Notes are listed on the Luxembourg Stock Exchange (and the rules of the Luxembourg Stock Exchange so require), Italy will maintain a paying agent in Luxembourg. We will provide notice to the holders of the Notes of any change of the appointment of the Registrar or paying agent or in the office through which they act. Notice of any change of the appointment of the Registrar or paying agent will be published in the manner specified in "Description of the Notes—Notices" above.

TAXATION

United States Tax Considerations

Issuances of Notes

        The following discussion is based on the Internal Revenue Code of 1986, as amended, existing and proposed Treasury Regulations, revenue rulings, administrative interpretations and judicial decisions (all as currently in effect and all of which are subject to change, possibly retroactively). Except as specifically set forth herein, this summary only addresses U.S. holders (as defined below) who acquire Notes at their issue price as part of their initial distribution and who hold Notes as capital assets. This discussion, moreover, does not address U.S. federal estate, gift, and alternative minimum tax considerations, the Medicare tax on certain net investment income or any state, local and non-U.S. tax considerations relating to the ownership and disposition of the notes. This summary does not discuss all of the tax consequences that may be relevant to holders in light of their particular circumstances or to holders subject to special tax rules, such as insurance companies, banking and other financial institutions, real estate investment trusts, regulated investment companies, dealers in securities or foreign currencies, traders in securities or commodities that elect mark-to-market treatment, persons that are, or that hold Notes through, partnerships or other pass-through entities, tax-exempt investors, persons required to accrue interest because they do so on a financial statement, persons holding Notes as part of a hedging transaction, "straddle", conversion transaction or other integrated transaction, persons holding the Notes through a non-U.S. branch or U.S. holders whose "functional currency" is not the U.S. dollar. Persons considering the purchase of Notes should consult with their own tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

        U.S. Holders.    As used herein, the term "U.S. holder" means an initial purchaser of a Note who is a beneficial owner of a Note and who is for U.S. federal income tax purposes:

  •
  a citizen or individual resident of the U.S.;

  •
  a corporation created or organized in or under the laws of the U.S., any state therein or the District of Columbia;

  •
  an estate all of the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

  •
  a trust if:

  •
  a court within the U.S. is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust; or

  •
  a valid election is in effect under applicable U.S. Treasury Regulations for the trust to be treated as a U.S. person.

        If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of a Note, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding Notes and their partners are urged to consult their tax advisors regarding an investment in the Notes.

Interest and Additional Amounts on the Notes

        Payments or accruals of interest on the Notes including any amounts paid in respect of withholding taxes as described in the Prospectus, "Description of the Notes—Italian Tax Considerations" will be taxable to you as ordinary interest income at the time that you receive or accrue such amounts in accordance with your regular method of tax accounting. For U.S. federal income tax purposes, U.S.

holders will be treated as having actually received any amounts paid in respect of withholding taxes and as then having paid over the withholding tax to the taxing authorities. As a result, the amount of interest included in gross income for U.S. federal income tax purposes by a U.S. holder may, in some circumstances, be greater than the amount of cash actually received (or receivable) by such U.S. holder.

Credit for Taxes Withheld

        Subject to certain conditions and limitations, if we withhold taxes with respect to a payment of interest on a Note, you could be eligible to claim such withholding tax as a credit or deduction for purposes of computing the amount of your U.S. federal income tax liability. This credit or deduction is only available to the extent that a refund of the withholding tax is not available under a treaty. Interest income on the Notes will constitute foreign source income and generally will be considered "passive" category or, in some circumstances, "general" category income for U.S. foreign tax credit purposes. The rules relating to foreign tax credits and the timing thereof are complex and you should consult your tax advisor regarding the availability of a foreign tax credit and the application of the foreign tax credit limitations to your particular situation.

Purchase, Sale and Retirement of the Notes

        When you sell or exchange a Note, or if a Note that you hold is retired, you generally will recognize gain or loss equal to the difference between the amount you realize on the transaction (less any amounts attributable to accrued interest, which will be subject to tax in the manner described above under "Interest and Additional Amounts on the Notes") and your adjusted tax basis in the Note. Your adjusted tax basis in a Note should generally equal your cost of the Note, increased by any accrued by unpaid interest. The gain or loss that you recognize on the sale, exchange or retirement of a Note generally will be capital gain or loss and will be long-term capital gain or loss if you have held the Note for more than one year on the date of disposition. Net long-term capital gain recognized by an individual U.S. holder generally is subject to a maximum tax rate of 15 per cent under current law. Any such gain will generally constitute "U.S. source income" for foreign tax credit purposes. The ability of U.S. holders to offset capital losses against ordinary income is limited.

        Non-U.S. Holders.    As used herein, the term "non-U.S. holder" means an initial purchaser of a Note who is a beneficial owner of a Note and who is not a partnership and is not a U.S. holder.

        Generally a non-U.S. holder will not be subject to U.S. federal income tax on payments of interest on, or on any gain on the sale of, a Note, unless such holder held the Note in connection with a U.S. trade or business carried on by such holder, or in the case of the sale of Notes by a non-U.S. holder who is an individual, such individual was present in the U.S. for 183 days or more during the taxable year in which such gain is realized and certain other requirements are met.

Italian Tax Considerations

        The comments below are of a general nature based on current Italian law and practice. Holders of Notes who are in doubt as to their personal tax position should consult their professional advisors.

        No Italian income or other Italian taxes will be levied or applied by Italy by way of withholding, deduction or otherwise in connection with any payments by Italy of principal or interest in respect of the Notes to non-residents of Italy having no permanent establishment in Italy.

        If the Notes are held by residents of Italy acting in a business capacity, interest in respect of the Notes will be subject to their income tax and no withholding tax will be levied by the authorized intermediary in Italy where Notes are held when a payment is made. If the Notes are held by residents of Italy who are individuals not acting in a business capacity, non-business partnerships (simple partnerships other than business partnerships and other organizations considered by law as business partnerships or limited partnerships), public or private entities not exercising business activities including national or local government entities, real estate investment funds, pension funds or other entities or organizations not subject to corporation income tax, a 12.5 per cent tax on account of applicable income tax will be levied by the authorized intermediary in Italy where Notes are held, which shall be a final tax.

        If holders of Notes subject to such final tax hold the Notes through an authorized intermediary in Italy having asset management discretion over such Notes, such holders may opt to pay a final 12.5 per cent tax levied by the intermediary on all interest, other payments and gains deriving from such management on an annual basis (the "managed savings option"). However, if holders of Notes subject to such withholding tax on account of income tax hold Notes through such an asset manager, interest, other payments and gains will be taxed as part of their overall income.

        If interest or principal is paid outside of Italy by an entity other than an authorized intermediary in Italy to residents of Italy, who are individuals not acting in a business capacity, they would otherwise be subject to the 12.5 per cent final tax described above, holders of Notes must include the payments received in their income tax return and the payments shall be subject to a separate tax at a 12.5 per cent rate or, at the holders' option, to income taxes at the rates applicable to their overall income.

        Non-residents of Italy having no permanent establishment in Italy will not be subject to Italian capital gains tax in respect of the disposal or the redemption of the Notes. Capital gains realized by non-residents, without a permanent establishment in Italy to which the Notes are effectively connected, from the sale or redemption of the Notes are in principle subject to a 26 per cent substitute tax on 48.08 per cent of the gains (resulting in an actual 12.5 per cent taxation), if the Notes are held in Italy. However, the gains are exempt from tax in Italy because the Notes are listed on a regulated market. This exemption applies even if the Notes are held in Italy and regardless of the provisions set forth by any applicable double tax treaty and in certain cases is subject to timely filing by non-Italian residents of required documentation (in the form of a self-declaration of non-residence in Italy) with Italian qualified intermediaries (or permanent establishments in Italy of foreign intermediaries) with which the Notes are deposited.

        Gains realized on the disposal or redemption of Notes by residents of Italy who are individuals not acting in a business capacity or by non-business partnerships and similar organizations will be subject to a final capital gains tax currently at the rate of 12.5 per cent. This tax applies to all gains and losses realized in the relevant year and losses may be carried forward to the subsequent four years.

        Such holders of Notes may opt to pay capital gains tax declaring the gains in their annual income tax return or, if the Notes are deposited with an authorized intermediary in Italy, authorizing the intermediary to levy the capital gains tax (the "administered savings option"). If holders have elected for the managed savings option, gains realized will be subject to the tax applicable thereto. Instead, gains realized by residents of Italy who are individuals acting in a business capacity, partnerships, limited partnerships, corporations or permanent establishments of foreign corporations shall be subject to income or corporation taxes as part of the overall income; gains realized by investment funds will be subject to the taxes applicable thereto. Contracts relating to the transfer of securities are subject to the following registration tax: (i) public deeds and notarized deeds are subject to a fixed registration tax at a rate of €200.00; (ii) private deeds are subject to registration tax at a rate of €200.00 only if they are voluntary registered or if the so-called "caso d'uso" or "enunciazione" occurs.

        Death duties no longer apply in Italy. Italian treasury bonds (including the Notes) are excluded from the tax base of the inheritance tax. Save for gifts to certain non-profit entities and subject to the application of double Tax Treaties, where relevant, the transfers of any valuable assets (including the

Notes) as a result of donation (or other transfers for no consideration) and the creation of liens on such assets for a specific purpose are taxed as follows:

  •
  4 per cent if the transfer is made to spouses and direct descendants or ancestors; in this case, the transfer is subject to tax on the value exceeding €1,000,000 (per beneficiary);

  •
  6 per cent if the transfer if made to brothers and sisters; in this case, the transfer is subject to the tax on the value exceeding €100,000 (per beneficiary);

  •
  6 per cent if the transfer is made to relatives up to the fourth degree, to persons related by direct affinity as well as to persons related by collateral affinity up to the third degree;

  •
  8 per cent in all other cases.

        If the transfer is made in favor of persons with severe disabilities, the tax applies on the value exceeding €1,500,000. A tax credit may be available for the inheritance and gift tax paid in Italy under the applicable double tax treaty on inheritance and gift, if any.

Common Reporting Standard

        Directive 2014/107/EU as well as the agreements entered into pursuant to art. 6 of the Convention on mutual administrative assistance in tax matters between the Member States of the Council of Europe and the OECD countries provides for the automatic exchange of financial information for tax purposes under a common standard of communication in order to counteract international tax evasion. In order to apply these rules the financial institutions shall transmit to the competent Revenue Agency of their own country the data on each person who is the subject of communication and on the related account, including those relating to financial assets controlled by one or more persons subject to disclosure.

        As indicated in the Prospectus under "Description of the Notes—Italian Tax Considerations", no additional amounts will be payable with respect to a Note if a payment on a Note is reduced as a result of any tax, assessment or other governmental charge that is required to be made pursuant to any European Union directive on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, any such directive. Holders should consult their tax advisers regarding the implications of the Directive in their particular circumstances.

UNDERWRITING

        The Underwriters named below, acting through their representatives,            ,             and            have jointly and severally agreed, subject to the terms and conditions set forth in the Form of Underwriting Agreement attached hereto as Exhibit B, as amended from time to time (the "Underwriting Agreement"), to purchase from Italy the principal amount of the Notes set forth opposite their name below:

Underwriter	Principal Amount of 20 Notes to be Purchased

Total	US$

Underwriter	Principal Amount of 20 Notes to be Purchased

Total	US$

        Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all the Notes, if any are taken.

        The Underwriters propose to offer the Notes at the public offering price set forth on the cover page of this Prospectus. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

        The Notes are offered for sale in those jurisdictions in the United States, Europe and Asia where it is legal to make such offers.

        Each of the Underwriters, on behalf of itself and each of its affiliates that participates in the initial distribution of the Notes, has agreed that it and each such affiliate will not offer, sell or deliver any of the Notes, directly or indirectly, or distribute this Prospectus or any other offering material relating to the Notes, in or from any jurisdiction except under circumstances that will to the best knowledge and belief of such Underwriter or each such affiliate (as applicable) result in compliance with the applicable laws and regulations thereof and that will not impose any obligations on Italy except as set forth in the Underwriting Agreement.

        Each of the Underwriters, on behalf of itself and each of its affiliates that participates in the initial distribution of the Notes, has represented and agreed that it and each such affiliate: (i) has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in an investment activity (within the meaning of section 21 of the United Kingdom Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of FSMA does not apply to Italy; and (ii) has complied and will comply with all applicable provisions of FSMA, as amended, with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

        Delivery of the Notes is expected on or about the fifth business day following the date of pricing of the Notes. Under Rule 15c6-1 of the U.S. Securities Act of 1933, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the pricing date should consult their own advisor.

        The Notes may not be offered, sold or delivered and neither the Prospectus nor any other document relating to the Notes may be distributed or made available in Italy except (i) to "qualified investors" (investitori qualificati) as referred to in Article 100 of Legislative Decree No. 58 of 24 February 1998, as amended from time to time (the "Decree No. 58") and Article 34-ter, paragraph 1, letter b) of CONSOB Regulation No. 11971 of 14 May 1999, as amended from time to time ("Regulation No. 11971"); or (ii) in any other circumstances which are exempted from the rules on public offerings pursuant to Article 100 of the Decree No. 58 and its implementing CONSOB regulations, including Regulation No. 11971. Any offer, sale or delivery of the Notes or distribution of copies of this prospectus supplement or any other documents relating to the Notes in Italy must be, in any event, conducted in compliance with any Italian securities, tax, exchange control and any other applicable laws, including any requirements or limitations which may be imposed, from time to time, by CONSOB, the Bank of Italy or any other Italian competent authority.

        Each of the Underwriters, on behalf of itself and each of its affiliates that participates in the initial distribution of the Notes, has agreed that it and each such affiliate has not offered or sold, and it and each such affiliate will not offer or sell, any of the Notes, directly or indirectly, in Japan or to or for the benefit of any resident of Japan or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except in compliance with the Financial Instruments and Exchange Law of Japan, as amended, and all other applicable laws and regulations of Japan.

        Each Underwriter, on behalf of itself and each of its affiliates that participates in the initial distribution of the Notes, severally represents to and agrees with Italy and the other Underwriters that it and each such affiliate will not offer, sell or deliver any of the Notes, directly or indirectly to the public in any Member State of the European Economic Area except (i) to any legal entity which is qualified investor as defined in Regulation (EU) 2017/1129 (the "Prospectus Regulation"); (ii) fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation) as permitted under the Prospectus Regulation; or (iii) under any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer or securities will require Italy or the Underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation, or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

        Except for the qualification of the Notes for offer and sale and the determination of their eligibility for investment under the applicable securities laws of such jurisdictions as the Underwriters may designate pursuant to the Underwriting Agreement, each Underwriter severally agrees with Italy and the other Underwriters that it and its respective affiliates will obtain any consent, approval or authorization required by them for the subscription, offer or sale by them of any of the Notes under the laws and regulations in force in any jurisdiction outside the United States to which they are subject or in or from which they make such subscription, offer or sale of any of the Notes.

        One or more of the Underwriters may not be a U.S.-registered broker-dealer. All sales of Notes in the U.S. will be made by or through a U.S.-registered broker-dealer.

        The Notes are new issues of securities with no established trading market. Italy has been advised by the Underwriters that the Underwriters intend to make a market in the Notes but are not obligated to do so and may discontinue any such market making at any time without notice.

        Application has been made for the Notes to be admitted to the official list and trading on EuroMOT (Mercato Telematico Eurobbligazioni). Application has been made for the Notes to be admitted to the official list and trading on the Regulated Market of the Luxembourg Stock Exchange in accordance with the rules thereof. No assurance can be given as to the liquidity of the trading markets for the Securities.

        Italy has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933.

        In connection with this issue of Notes,            (the "Stabilizing Manager") (or any duly appointed person acting for the Stabilizing Manager) may over-allot Notes or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period. However, there is no obligation on the Stabilizing Manager (or any agent of the Stabilizing Manager) to do this. Such stabilizing, if commenced, may be discontinued at any time and must be brought to an end after a limited period. Any loss or profit sustained as a consequence of any such over-allotment or stabilizing shall be for the account of the Stabilizing Manager. The Underwriters acknowledge that Italy has not authorized the creation and issue of Notes in excess of $5,000,000,000 in aggregate principal amount. Any stabilization action or over-allotment must be conducted by the Stabilizing Manager (or person(s) acting on behalf of any Stabilizing Manager) in accordance with all applicable laws and rules.

        Certain of the Underwriters and their respective affiliates may have from time to time performed investment banking and/or commercial banking services for Italy in the ordinary course of business and may do so in the future.

OFFICIAL STATEMENTS

        Information included in this Prospectus, which is identified as being derived from a publication of Italy or one of its agencies or instrumentalities, is included in this Prospectus as a public official document of Italy. All other information in this Prospectus and in the Registration Statement is included as a public official statement and has been reviewed by dott. Davide Iacovoni, Director General of Direction II of the Department of Treasury of the Ministry of Economy and Finance of Italy, in his official capacity, and is included herein on his authority. With respect to matters of Italian law, see "Validity of the Securities."

VALIDITY OF THE SECURITIES

        The validity of the Notes will be passed upon on behalf of Italy by the Legal Affairs Directorate of the Department of Treasury of the Ministry of Economy and Finance of Italy as to Italian law, and on behalf of the underwriters or agents by Skadden, Arps, Slate, Meagher & Flom (UK) LLP, as to matters of New York and United States law. All statements with respect to matters of Italian law included in this Prospectus have been passed upon on behalf of Italy by the Legal Affairs Directorate of the Department of Treasury of the Ministry of Economy and Finance of Italy and are made upon its authority.

AUTHORIZED REPRESENTATIVE

        The Authorized Representative of Italy in the United States is the Honorable Armando Varricchio, Italian Ambassador to the United States, whose address is 3000 Whitehaven Street, N.W., Washington, D.C. 20008.

 GENERAL INFORMATION

Authorization

        The terms of the Notes have been approved by Decree No.            , dated            and issued by the Treasury Department of the Ministry of Economy and Finance pursuant to Article 3 of Legislative Decree No. 398 of December 30, 2003 and subsequent implementing enactments.

Clearing Systems

        The Notes have been accepted for clearance through DTC, Euroclear and Clearstream

  •
  20    Notes Common Code:            ; ISIN:            ; CUSIP:            .

  •
  20    Notes Common Code:            ; ISIN:            ; CUSIP:            .

Listing

        Application has been made for the Notes to be admitted to the official list and trading on EuroMOT (Mercato Telematico Eurobbligazioni). Application has been made for the Notes to be admitted to the official list and trading on the Regulated Market of the Luxembourg Stock Exchange in accordance with the rules thereof.

Paying Agent

        No Luxembourg paying agent has been appointed by Italy with respect to the Notes. Italy has agreed to appoint such agent in Luxembourg if Notes in definitive form are issued in the limited circumstances set forth under "Description of Notes—Definitive Notes" which is expected to be Banque Internationale à Luxembourg S.A.. Pending such appointment, Banque Internationale à Luxembourg S.A., the Luxembourg listing agent, will act as intermediary in Luxembourg between holders of Notes and Italy.

Documents

        A copy of the fiscal agency agreement executed by Italy and Citibank, N.A. will be available for inspection at the specified office of Banque Internationale à Luxembourg S.A..

Litigation

        Except as disclosed in this Prospectus, Italy is not involved in any litigation or arbitration proceedings which are material in the context of the issue of the Notes nor so far as it is aware are any such proceedings pending or threatened.

Material Adverse Change

        Except as disclosed in this Prospectus, there has been no adverse change in the financial condition of Italy which is material in the context of the issue of the Notes.

WHERE YOU CAN FIND MORE INFORMATION

        Italy files annual reports and other information with the SEC relating to the Notes. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. You may also read and copy these documents at the SEC's public reference room in Washington, D.C. or at the SEC's regional offices:

  100 F Street, NE
  Washington, D.C. 20549

  200 Vesey Street, Suite 400
  New York, NY 10281

  175 W. Jackson Boulevard, Suite 1450
  Chicago, IL 60604

        Please call the SEC at 1-800-SEC-0330 for further information. In addition, the Commission maintains an Internet site that contains reports, statements and other information regarding issuers that file electronically with the Commission. The address of the Commission's site is www.sec.gov.

        Italy also maintains various Internet sites that contain detailed information regarding Italy and its government, economy and fiscal affairs. These Internet sites include: (i) www.tesoro.it (Ministry of Economy and Finance), (ii) www.bancaditalia.it (Bank of Italy) and (iii) www.istat.it (ISTAT).

        Any person receiving a copy of this Prospectus may obtain, without charge and upon request, a copy of Italy's annual reports and other documents Italy may file with the SEC. Requests for such documents should be directed to:

  Director General of Public Debt
  Ministry of Economy and Finance
  Direzione II (Public Debt)
  Via XX Settembre, 97
  00187 Rome, Italy
  Telephone: +39 06 4761 4148–+39 06 4761 3881
  Facsimile: +39 06 481 4476

        As long as any of the Notes remain outstanding and are listed on the Luxembourg Stock Exchange, you may also obtain, free of charge, copies of Italy's Annual Report on Form 18-K, this Prospectus and any prospectus supplement or pricing supplement at the office of the paying agent for the securities in Luxembourg. Italy has initially appointed Banque Internationale à Luxembourg as its Luxembourg paying agent.

        As long as any of the Notes remain outstanding and are listed on the Luxembourg Stock Exchange, if there is a material change to the terms and conditions of the Notes or in the economic affairs of Italy that is not reflected in any of the documents relating to the Notes, Italy will amend this Prospectus or incorporate new or updated documents in the manner discussed above.

PART II

        (As required by Items (11) and (14) of Schedule B of the Securities Act of 1933.)

  I.
  The issuer hereby agrees to furnish copies of the opinions of the Legal Affairs Directorate of the Department of Treasury of the Ministry of Economy and Finance of Italy, in respect of the legality of the Securities in post-effective amendments to this Registration Statement or in any report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement.

  II.
  An itemized statement showing estimated expenses of Italy, other than underwriting discounts and commissions, in connection with the offering and sale of a particular issue of Securities will be provided in the post-effective amendment to the Registration Statement relating to such issue or in a report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement.

UNDERTAKINGS

        Italy hereby undertakes:

  (1)
  To file, during any period in which offers or sales are being made, a post-effective amendment to this Prospectus:

  (i)
  to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

  (ii)
  to reflect in this Prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

  (iii)
  to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

  (2)
  That, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment, that contains a form of prospectus, shall be deemed to be a new registration statement relating to the securities covered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3)
  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

CONTENTS

        This Registration Statement consists of:

  (1)
  Facing sheet.

  (2)
  Part I consisting of this Prospectus.

  (3)
  Part II consisting of page numbered II-1 to II-7.

  (4)
  The following exhibits:

            A.    Fiscal Agency Agreement, dated as of January 29, 2013, between Italy and Citibank, N.A., as Fiscal Agent, including form of the Notes;

            B.    Form of Underwriting Agreement relating to the Notes;

            C.    Consent of dott. Davide Iacovoni, Director General of Directorate II of the Department of Treasury of the Ministry of Economy and Finance of Italy;

            D.    Consent of Skadden, Arps, Slate, Meagher & Flom (UK) LLP; and

            E.    Consent of the Legal Affairs Directorate of the Department of Treasury of the Ministry of Economy and Finance of Italy.

SIGNATURES

Of the Issuer:

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rome, Italy on October 2, 2019.

By:	/s/ Davide Iacovoni
	Name:	dott. Davide Iacovoni
	Title:	Director General—Treasury Department—Directorate II Ministry of Economy and Finance

Of the Duly Authorized Representative in the United States:

        Pursuant to the requirements of the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of The Republic of Italy, has signed this Registration Statement in Washington D.C. on October 2, 2019.

By:	/s/ Armando Varricchio
	Name:	Armando Varricchio
	Title:	Ambassador Embassy of Italy in the United States Authorized Representative in the United States

TABLES AND SUPPLEMENTARY INFORMATION

Floating Internal Debt(1) as of December 31, 2018

	Interest Rate	Maturity Date	Outstanding principal amount
	(Millions of euro)
BOT (3 months)	various	various	0
BOT (6 months)	various	various	33,855
Treasury accounts	floating	none	165,266
Total floating internal debt of the Treasury			199,121
Liquidity buffer	floating	none	(35,078)
Total floating internal debt net of liquidity buffer			164,043

(1)
Floating debt is debt that has a maturity at issuance of less than one year. Funded debt is debt that has a maturity at issuance of one year or more.

Source: Ministry of Economy and Finance and Bank of Italy.

 Funded Internal Debt(1) as of December 31, 2018

	Interest Rate	Maturity Date	Outstanding principal amount
	(Millions of euro)
BOT (12 months)	various	various	73,598
CTZ	various	various	45,591
CCT	various	various	128,876
BTP	various	various	1,408,853
BTP€I	various	various	155,175
BTP Italia	various	various	72,454

Other funded internal debt	various	various	148,196

Total funded internal debt of the Treasury			2,032,743

(1)
Floating debt is debt that has a maturity at issuance of less than one year. Funded debt is debt that has a maturity at issuance of one year or more.

Source: Ministry of Economy and Finance and Bank of Italy.

External Bonds of the Treasury as of December 31, 2018

        The following table shows the external bonds of the Treasury issued and outstanding as of December 31, 2018.

Original Currency Nominal Amount	Interest Rate	Initial Public Offering Price (%)	Date of Issue	Maturity Date	Amount Outstanding	Equivalent in Euro
United States Dollar(1)(*)
$3,500,000,000	6.88%	98.73	September 27, 1993	September 27, 2023	$3,500,000,000	€3,056,768,559
$2,000,000,000	5.38%	98.44	February 27, 2003	June 15, 2033	$2,000,000,000	€1,746,724,891

					$5,500,000,000	€4,803,493,450
Euro(2)
€1,000,000,000	Floating	99.95	May 6, 1999	May 6, 2019	€1,000,000,000	€1,000,000,000
€1,000,000,000	Floating	101.60	June 28, 1999	June 28, 2029	€905,000,000	€905,000,000
€1,000,000,000	Floating	100.75	August 30, 1999	August 30, 2019	€1,000,000,000	€1,000,000,000
€150,000,000	Zero Coupon	100.00	February 20, 2001	February 20, 2031	€150,000,000	€150,000,000
€150,000,000	Floating	100.00	April 26, 2004	April 26, 2019	€150,000,000	€150,000,000
€300,000,000	Floating	100.00	May 31, 2005	May 31, 2035	€300,000,000	€300,000,000
€720,000,000	3.83%	100.00	June 2, 2005	June 2, 2029	€720,000,000	€720,000,000
€395,000,000	3.75%	100.00	June 2, 2005	June 2, 2030	€395,000,000	€395,000,000
€200,000,000	Floating	100.00	June 8, 2005	June 8, 2020	€200,000,000	€200,000,000
€2,500,000,000	Floating	100.00	June 15, 2005	June 15, 2020	€2,500,000,000	€2,500,000,000
€300,000,000	Floating	100.00	June 28, 2005	June 28, 2021	€300,000,000	€300,000,000
€200,000,000	Floating	100.00	November 9, 2005	November 9, 2025	€200,000,000	€200,000,000
€900,000,000	Floating	99.38	March 17, 2006	March 17, 2021	€900,000,000	€900,000,000
€192,000,000	4.42%	100.00	March 28, 2006	March 28, 2036	€192,000,000	€192,000,000
€215,000,000	Floating	100.00	May 11, 2006	May 11, 2026	€215,000,000	€215,000,000
€1,000,000,000	1.85% Inflation Indexed	99.80	January 5, 2007	September 15, 2057	€1,191,380,000	€1,191,380,000
€250,000,000	2.00% Inflation Indexed	99.02	March 30, 2007	September 15, 2062	€297,912,500	€297,912,500
€160,000,000	4.49%	99.86	April 5, 2007	April 5, 2027	€160,000,000	€160,000,000
€500,000,000	2.20% Inflation Indexed	98.86	January 23, 2008	September 15, 2058	€585,160,000	€585,160,000
€258,000,000	5.26%	99.79	March 16, 2009	March 16, 2026	€258,000,000	€258,000,000
€250,000,000	4.85%	98.50	June 11, 2010	June 11, 2060	€250,000,000	€250,000,000
€125,000,000	4.10%	99.46	September 6, 2010	November 1, 2023	€125,000,000	€125,000,000
€125,000,000	4.20%	99.38	September 6, 2010	March 3, 2025	€125,000,000	€125,000,000
€150,000,000	4.45%	99.40	December 23, 2010	December 23, 2021	€150,000,000	€150,000,000
€500,000,000	2.85% Inflation Indexed	99.48	January 4, 2011	September 1, 2022	€556,270,000	€556,270,000
€450,000,000	4.45%	99.59	February 26, 2011	August 24, 2020	€450,000,000	€450,000,000
€2,259,500,000	6.22%	100.00	July 1, 2011	December 31, 2027	€1,490,311,134	€1,490,311,134
€230,000,000	4.20% Inflation Indexed	100.00	February 1, 2012	July 25, 2042	€248,979,600	€248,979,600
€437,500,000	3.44%	100.00	February 13, 2012	December 31, 2024	€52,311,958	€52,311,958
€500,000,000	5.05%	99.53	September 11, 2013	September 11, 2053	€500,000,000	€500,000,000
€500,000,000	4.75%	99.85	May 28, 2013	May 28, 2063	€500,000,000	€500,000,000
€250,000,000	2.97% Inflation Indexed	100.00	January 24, 2014	January 24, 2044	€261,035,000	€261,035,000
€1,000,000,000	1.51% Inflation Indexed	100.00	October 15, 2014	September 15, 2028	€1,044,560,000	€1,044,560,000
€1,000,000,000	1.86%	100.00	February 2, 2015	February 2, 2028	€1,000,000,000	€1,000,000,000
€500,000,000	2.19%	100.00	February 2, 2015	February 2, 2032	€500,000,000	€500,000,000
€300,000,000	1.19% Inflation Indexed	96.02	February 18, 2015	February 18, 2043	€312,795,000	€312,795,000
€500,000,000	1.77%	94.21	March 5, 2015	March 5, 2029	€500,000,000	€500,000,000
€500,000,000	2.00%	92.16	March 5, 2015	September 5, 2032	€500,000,000	€500,000,000
€500,000,000	1.67%	100.00	May 6, 2015	May 6, 2028	€500,000,000	€500,000,000
€700,000,000	2.13%	100.00	May 22, 2015	May 22, 2027	€700,000,000	€700,000,000
€636,000,000	1,48% Inflation Indexed	100.00	May 4, 2016	May 4, 2046	€670,337,640	€670,337,640
€700,000,000	1.91%	100.00	May 18, 2016	May 18, 2029	€800,000,000	€800,000,000
€800,000,000	1.90%	100.00	June 22, 2016	June 22, 2031	€700,000,000	€700,000,000
€900,000,000	1.45%	100.00	October 17, 2016	April 17, 2027	€900,000,000	€900,000,000

					€24,456,052,832	€24,456,052,832

Original Currency Nominal Amount	Interest Rate	Initial Public Offering Price (%)	Date of Issue	Maturity Date	Amount Outstanding		Equivalent in Euro
Euro Ispa Bonds(3)
€750,000,000	2.25% Inflation Indexed	99.36	February 6, 2004	July 31, 2019		€927,202,500	€927,202,500
€3,250,000,000	5.13%	98.93	February 6, 2004	July 31, 2024		€3,250,000,000	€3,250,000,000
€2,200,000,000	5.20%	105.12	February 6, 2004	July 31, 2034		€2,200,000,000	€2,200,000,000
€850,000,000	Floating	100.00	March 4, 2005	July 31, 2045		€850,000,000	€850,000,000
€1,000,000,000	Floating	100.00	April 25, 2005	July 31, 2045		€1,000,000,000	€1,000,000,000
€300,000,000	Floating	100.00	June 30, 2005	July 31, 2035		€300,000,000	€300,000,000
€100,000,000	Floating	100.00	June 30, 2005	July 31, 2035		€100,000,000	€100,000,000

						€8,627,202,500	€8,627,202,500
Pound Sterling(4)(*)
£1,500,000,000	6.00%	98.56	August 4, 1998	August 4, 2028		£1,500,000,000	€1,676,858,238
£250,000,000	5.25%	99.47	July 29, 2004	December 7, 2034		£250,000,000	€279,476,373

						£1,750,000,000	€1,956,334,611
Japanese Yen(5)(*)
¥30,000,000,000	Floating	100.00	July 8, 2009	July 8, 2019		¥30,000,000,000	€238,379,023
¥30,000,000,000	Floating	100.00	September 18, 2009	September 18, 2019		¥30,000,000,000	€238,379,023

						¥60,000,000,000	€476,758,045
Czech Koruna(6)(*)
CZK2,490,000,000	4.40%	100.00	October 3, 2007	October 3, 2019	CZK	2,490,000,000	€96,796,766
CZK2,490,000,000	4.41%	100.00	October 3, 2007	October 3, 2019	CZK	2,490,000,000	€96,796,766

					CZK	4,980,000,000	€193,593,531

TOTAL OUTSTANDING							€40,513,434,969

(1)
U.S. dollar amounts have been converted into euro at $1.145/€1.00, the exchange rate prevailing at December 31, 2018.

(2)
External debt denominated in currencies of countries that have adopted the euro have been converted into euro at the fixed rate at which those currencies were converted into euro upon their issuing countries becoming members of the European Monetary Union.

(3)
Bonds issued by Infrastrutture S.p.A.

(4)
Pounds Sterling amounts have been converted into euro at £0.89453/€1.00, the exchange rate prevailing at December 31, 2018.

(5)
Japanese Yen amounts have been converted into euro at ¥125.85/€1.00, the exchange rate prevailing at December 31, 2018.

(6)
Czech Koruna amounts have been converted into euro at CZK25.724/€1.00, the exchange rate prevailing at December 31, 2018.

(*)
The above exchange rates are based on the official exchange rates of the Bank of Italy.

Source: Ministry of Economy and Finance.

	As of December 31, 2018
Currency	Before Swap (in %)	After Swap (in %)
US Dollars	11.90	4.79
Euro(1)	81.70	94.53
Pounds Sterling	4.80	0.68
Japanese Yen	1.20	—
Czech Koruna	0.50	—

Total External Bonds (in millions of Euro)	40,513.44	41,026.53

(1)
Including Euro ISPA Bonds.

Source: Ministry of Economy and Finance.